     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 3, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               CHEMCONNECT, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                            ------------------------

             DELAWARE                             7389                            58-2252703
 (State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  Incorporation or Organization)      Classification Code Number)           Identification Number)

                        44 MONTGOMERY STREET, SUITE 250
                            SAN FRANCISCO, CA 94104
                                 (415) 364-3300
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                            ------------------------

             JOHN F. BEASLEY, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               CHEMCONNECT, INC.
                        44 MONTGOMERY STREET, SUITE 250
                            SAN FRANCISCO, CA 94104
                                 (415) 364-3300
(Name, Address Including Zip Code, and Telephone Number, Including Area Code, of
                               Agent For Service)
                            ------------------------

                                   COPIES TO:

               ROBERT V. GUNDERSON, JR.                                   KEVIN P. KENNEDY
                    BENNETT L. YEE                                      SHEARMAN & STERLING
                  JONATHAN J. NOBLE                                     1550 EL CAMINO REAL
                     SEAN CAPLICE                                       MENLO PARK, CA 94025
                 MICHELE FRASIER WING                                      (650) 330-2200
               GUNDERSON DETTMER STOUGH
         VILLENEUVE FRANKLIN & HACHIGIAN, LLP
                155 CONSTITUTION DRIVE
                 MENLO PARK, CA 94025
                    (650) 321-2400

                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF                                                  PROPOSED MAXIMUM                   AMOUNT OF
SECURITIES TO BE REGISTERED                                        AGGREGATE OFFERING PRICE(1)          REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value.............................               $80,000,000                      $21,120
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION. DATED APRIL 3, 2000.

                                             Shares

                                     [LOGO]

                               CHEMCONNECT, INC.

                                  Common Stock

                             ----------------------

     This is an initial public offering of shares of common stock of ChemConnect, Inc. All of the shares of common stock are being sold by ChemConnect.

     Prior to this offering, there has been no public market for the common stock. ChemConnect currently estimates that the initial public offering price
per share will be between $          and $          . ChemConnect has applied
for quotation on the Nasdaq National Market under the symbol "CMCT".

     See "Risk Factors" beginning on page 8 to read about certain factors you should consider before buying shares of our common stock.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share       Total
                                                              ---------    ------------
Initial public offering price...............................   $           $
Underwriting discount.......................................   $           $
Proceeds, before expenses, to ChemConnect...................   $           $

     To the extent that the underwriters sell more than             shares of
common stock, the underwriters have the option to purchase up to an additional shares from ChemConnect at the initial public offering price, less the underwriting discount.

                             ----------------------

     The underwriters expect to deliver the shares on             , 2000.

GOLDMAN, SACHS & CO.                                         MERRILL LYNCH & CO.
                         ROBERTSON STEPHENS
                                               WILLIAM BLAIR & COMPANY
                             ----------------------

                  Prospectus dated                     , 2000

                              [INSIDE FRONT COVER]

     This is a diagram entitled "The World Chemical Exchange" that has three outlined arrows with the combined arrows forming a 3-d backward slanted ring around an example of a World Chemical Exchange web page. The titles of the ring shaped arrows from the high noon position of the ring going clockwise are "Transaction Services," "Full Product Spectrum," and "Multiparameter Negotiation," with adjoining descriptions of each of these main categories written along the outline of the respective arrow. The entire diagram is transposed on a world map background with curved lines connecting various parts of the globe and followed at the bottom by the ChemConnect logo.

                                [COLOR ARTWORK]

CHEMCONNECT(R) IS A REGISTERED TRADEMARK OF CHEMCONNECT. WORLD CHEMICAL EXCHANGE(TM), EXCHANGEWATCH(TM), CHEMAUCTION(TM) AND CORPORATE TRADING ROOM(TM) ARE TRADEMARKS OF CHEMCONNECT. ALL OTHER BRAND NAMES OR TRADEMARKS APPEARING IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE HOLDERS.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding ChemConnect and the financial statements and the notes to the financial statements appearing elsewhere in this prospectus.

                                  OUR BUSINESS

     ChemConnect is a leading business-to-business, global marketplace that brings together buyers and sellers of chemical products online, enabling them to transact business over the Internet. The ChemConnect marketplace facilitates transactions in all major categories of chemical products, including petrochemicals, industrial chemicals, plastics and polymers, pharmaceutical inputs, fine and specialty chemicals, industrial gases and agrochemicals. Our marketplace includes the World Chemical Exchange, a neutral, secure, real-time and interactive trading exchange, and Corporate Trading Rooms, in which our Charter and Corporate Members select other members to participate in private negotiating sessions. We also offer complementary third-party services, such as industry-specific content, product quality testing and information services. By the end of 2000, we intend to provide additional services, including logistics, financial services and wireless capabilities.

     As of March 24, 2000, we had over 4,000 member companies, including affiliated entities, from over 100 countries representing regional and global chemical producers and purchasers, brokers, traders and distributors worldwide. Approximately 1,780 of our members have actually bid for or offered to sell chemical products on our marketplace as of March 24, 2000. We also have 33 Charter Members who have each made an equity investment in us and named us a preferred third-party exchange for the purchase or sale of selected chemical
products. Our Charter Members, who will hold approximately      % of our shares
after the completion of this offering, include:

Abbott Laboratories                             Marubeni (through Marubeni America
Air Liquide Participations                      Corporation)
BASF Corporation                                Mitsubishi (through Mitsubishi International
Bayer AG                                        Corporation)
Borealis A/S                                    Mitsui (through Mitsui & Co. (U.S.A.), Inc.)
BP Amoco (through BP International, Ltd)        NOVA Chemicals
Celanese Americas Corporation                   Occidental Chemical Corporation
CK Witco Corporation                            Owens Corning
The Dow Chemical Company                        PPG Industries
DSM N.V.                                        Praxair, Inc.
Eastman Chemical Company                        Reichhold, Inc.
Enichem S.p.A. (through ENA North               Repsol YPF
  America Corp.)                                Rohm and Haas Company
GE Plastics, a division of the General          SABIC (through Sabic Americas, Inc.)
  Electric Company (through the General         Solutia, Inc.
  Electric Equity Investments, Inc.)            Sterling Chemicals, Inc.
The Geon Company                                Sumitomo (through Sumitomo Corporation of
Huntsman Corporation                            America)
Hyundai Corporation                             Westlake Chemical Corporation
Imperial Chemical Industries PLC

                             OUR MARKET OPPORTUNITY

     According to Forrester Research, Internet-based business-to-business e-commerce in the United States is expected to grow from $109 billion in 1999 to $2.7 trillion in 2004. This projected growth is expected to be fueled by businesses that recognize the Internet as an effective medium to increase revenues, lower transaction costs, improve productivity and communicate more effectively with business partners. We believe that the $1.6 trillion global chemicals industry exhibits the following characteristics and will therefore benefit significantly from an Internet-based, business-to-business e-commerce solution:

     - a global, fragmented marketplace;

     - a complex supply chain with inefficient purchasing and selling processes;

     - a lack of readily available market and pricing information;

     - a lack of spot market liquidity; and

     - large product selections with standard, easily definable product characteristics.

                                  OUR STRATEGY

     Our objective is to be the leading online marketplace for buyers and sellers of chemical products and services. To achieve this objective, we intend to capitalize on our brand and base of Charter Members to continue to build our membership and create product liquidity. With this focus on building membership, we intend to create a network effect in which the value of our marketplace increases with the addition of each new member. We also intend to work jointly with our Charter Members to build consensus on enhancements to our marketplace and to establish standards for conducting chemicals industry e-commerce. We believe we must continue to expand the depth and scope of value-added services that we offer to our members and we must continue to expand internationally from our current base of offices in San Francisco, Houston, Philadelphia, London, Rotterdam and Singapore.

                               OTHER INFORMATION

     For the year ended December 31, 1999, we had revenues of $127,000 and a net loss of $14.7 million. Our total accumulated deficit as of December 31, 1999 was $14.7 million.

     We were incorporated in Georgia in May 1996, and we reincorporated in Delaware in December 1998. Our corporate offices are located at 44 Montgomery Street, Suite 250, San Francisco, CA 94104. Our telephone number at that location is (415) 364-3300. Information contained on our website does not constitute a part of this prospectus.

                                  THE OFFERING

Shares offered..........................                    shares

Shares to be outstanding after the
offering................................                    shares

Use of proceeds.........................     For general corporate purposes,
                                             principally working capital,
                                             funding our operating losses and
                                             potential acquisition of
                                             complementary businesses.

Proposed Nasdaq National Market
symbol..................................     "CMCT"

     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 1999, and does not include the following:

- 9,046,485 shares of Series D preferred stock and 5,475,129 shares of common stock issued in February and March 2000;

- 1,098,875 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $0.30 per share as of December 31, 1999;

- 415,225 shares of common stock available for future grant or issuance under our stock plan as of December 31, 1999;

- 500,000 shares of common stock reserved for issuance under our Director Option Plan;

- 750,000 shares of common stock reserved for issuance under our Employee Stock Purchase Plan;

- 2,500,000 shares of common stock reserved for issuance under our Equity Incentive Plan; and

- 1,562,490 shares of common stock reserved for issuance under outstanding warrants at a weighted average exercise price of $0.35 per share.

Unless otherwise noted, all information in this prospectus:

- assumes no exercise of the underwriters' over-allotment option; and

- reflects the conversion of each outstanding share of our preferred stock into shares of common stock automatically upon the closing of this offering.

                             SUMMARY FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following table is a summary of our statement of operations. The pro forma share amounts in the statement of operations data reflect the assumed conversion of our preferred stock into common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." See Notes 2 and 8 of Notes to Financial Statements for an explanation of the determination of the number of weighted average shares used in computing per share data.

     We were incorporated in May 1996. Through September 1999, we primarily operated a web site that was structured as an information exchange which facilitated the matching of buyers and sellers of chemicals around the world. Our revenues from inception through October 1999 were not significant. We launched the World Chemical Exchange in July 1999 and enhanced this service by establishing our Corporate Trading Rooms in November 1999. In October 1999 we began to charge for services on our web site.

                                      MAY 28, 1996
                                     (INCEPTION) TO          YEARS ENDED DECEMBER 31,
                                      DECEMBER 31,     -------------------------------------
                                          1996            1997         1998         1999
                                     --------------    ----------    --------    -----------
                                      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues...........................    $       10      $       31    $     34    $       127
Cost of revenues...................             1               2           3            516
Total operating expenses...........            30              39         501         14,895
Operating loss.....................           (21)            (10)       (470)       (15,284)
Net loss...........................           (21)            (10)       (465)       (14,743)
                                       ==========      ==========    ========    ===========
Net loss per share -- basic and
  diluted..........................    $    (0.02)     $    (0.01)   $  (0.48)   $    (19.83)
                                       ==========      ==========    ========    ===========
Weighted average shares used to
  compute net loss per share --
  basic and diluted................     1,000,000       1,000,000     966,094        743,511
                                       ==========      ==========    ========    ===========
Pro forma net loss per
  share -- basic and diluted
  (unaudited)......................                                              $     (1.05)
                                                                                 ===========
Weighted average shares used to
  compute pro forma net loss per
  share -- basic and diluted
  (unaudited)......................                                               14,020,974
                                                                                 ===========

     The following table is a summary of our balance sheet as of December 31, 1999. The "Pro Forma" column gives effect to the conversion of all outstanding preferred stock into shares of common stock upon the closing of this offering. The "Pro Forma As Adjusted" column reflects the "Pro Forma" data as well as the
receipt of the net proceeds from the sale of                shares of common
stock offered by us at an assumed initial public offering price of $     per
share after deducting the underwriting discount and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                                             AS OF DECEMBER 31, 1999
                                                        ----------------------------------
                                                                      PRO       PRO FORMA
                                                         ACTUAL      FORMA     AS ADJUSTED
                                                        --------    -------    -----------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.....  $ 23,833    $23,833
Working capital.......................................    22,495     22,495
Total assets..........................................    25,988     25,988
Mandatorily redeemable convertible preferred stock....    35,253         --
Total stockholders' equity (deficit)..................   (11,321)    23,932

                                  RISK FACTORS

     You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition or operating results could be harmed, which could cause the trading price of our common stock to decline and could cause you to lose part or all of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE ONLY BEGAN OPERATING UNDER OUR CURRENT BUSINESS MODEL IN JULY 1999, AND HAVE GENERATED IMMATERIAL REVENUES TO DATE AS ONLY A SMALL NUMBER OF REVENUE GENERATING TRANSACTIONS HAVE BEEN CONSUMMATED. THIS MAKES AN EVALUATION OF OUR BUSINESS AND OUR PROSPECTS FOR SUCCESS DIFFICULT.

     Our company was founded in 1996 as an information exchange where buyers and sellers of chemical products could post products online for purchase or sale. In July 1999, we shifted our business model from an information exchange to a comprehensive trading marketplace by establishing the World Chemical Exchange. We began to generate revenues from our marketplace in October 1999. Prior to investing in our common stock, you should consider the risks and difficulties that we face as an early stage company engaged in new and rapidly evolving markets such as electronic commerce, or e-commerce.

     Although we have over 4,000 member companies, including their affiliates, for our services, as of March 24, 2000 only approximately 1,780 of our members had actually bid for or offered to sell products on our marketplace. In addition, as of March 24, 2000, only 78 transactions had been consummated through our marketplace. We have generated immaterial revenues to date. This small sampling of users and transactions makes it difficult to determine if our services will gain widespread market acceptance in the future. If we are unable to significantly grow our business beyond this limited number of users and transactions, our business may fail.

WE HAVE A HISTORY OF LOSSES, WE EXPECT SIGNIFICANT INCREASES IN EXPENSES WHICH WILL RESULT IN CONTINUED LOSSES AND WE MUST SUBSTANTIALLY INCREASE REVENUES TO ACHIEVE PROFITABILITY.

     Since our inception, we have incurred substantial losses. We currently expect our losses to increase and we may never achieve or sustain profitability. We incurred net losses of $0.5 million in 1998 and $14.7 million in 1999, and we had an accumulated deficit of $14.7 million as of December 31, 1999. The extent of our future losses will depend, in part, on growth in our revenues, and we have only recognized immaterial revenues to date. The growth in our revenues, in turn, will primarily depend on commissions generated from the increased acceptance of the use of our marketplace by companies in the chemicals industry. The extent of future losses will also be contingent, in part, on growth in our operating expenses. We anticipate that our operating expenses will increase significantly over the next 18 months as we expand our professional staff, acquire new office space, expand our sales and marketing efforts and enhance our online marketplace. If our revenues grow more slowly than we anticipate, or our operating expenses increase without a corresponding increase in our revenues, or if we fail to maintain operating expense levels accordingly, our losses may be larger than we expect.

OUR QUARTERLY RESULTS ARE UNPREDICTABLE AS THEY ARE TIED TO A NUMBER OF FACTORS THAT ARE BEYOND OUR CONTROL. THIS UNPREDICTABILITY MAY CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO FLUCTUATE SIGNIFICANTLY.

     Due to our limited operating history and the evolving nature of the Internet-based business-to-business model, we may be unable to accurately forecast our revenues. Quarter-to-quarter comparisons of our revenues and operating results are not necessarily meaningful because of quarterly fluctuations, and such comparisons may not be accurate indicators of future performance. For example, due to increased operating expenses and charges associated with equity issuances, our losses will significantly increase in 2000. The operating results of Internet-based, business-to-business companies have in the past experienced significant quarter-to-quarter fluctuation. As a consequence, in future quarters our operating results may fall below the expectations of investors and, as a result, the price of our common stock may fall. A variety of factors, many of which are outside of our control, may cause our revenues and results of operations to fluctuate significantly in the future. Our inability to adequately address any of these factors may adversely affect the long-term viability of our business. These factors include:

     - the timing and expense of expanding our operations;

     - our ability to attract new members, retain existing members and satisfy their demands;

     - the number and size of transactions completed in our marketplace;

     - the loss of one or more of our active members;

     - changes in our pricing policies;

     - our ability to upgrade our systems and infrastructure without disrupting our operations;

     - our ability to comply with applicable laws and regulations or obtain necessary permits and licenses to operate our business; and

     - costs related to the acquisition of complementary businesses or technologies.

     In addition, we expect to be affected by seasonality in the sales of chemical products. For example, we expect that sales may decline during summer months, particularly in Asian and European markets. Since we earn commissions based on sales of chemical products through our exchange, these seasonal variations in sales may lead to fluctuations in our quarterly operating results. Because we have limited operating results, it is difficult for us to evaluate the degree to which this seasonality may affect our business.

OUR SUCCESS DEPENDS ON THE WILLINGNESS OF BUYERS AND SELLERS OF CHEMICAL PRODUCTS TO CONDUCT TRANSACTIONS OVER THE INTERNET AS OPPOSED TO MORE TRADITIONAL METHODS. IF THESE BUYERS AND SELLERS ARE UNWILLING TO TRANSACT OVER THE INTERNET, THE MARKET POTENTIAL FOR OUR SERVICES WILL BE LIMITED.

     Our business-to-business, Internet-based marketplace model is premised on the establishment of online trading as a preferred alternative to traditional methods for purchasers and sellers of chemicals to transact business. Online trading is new and unproven. Our trading exchange may not be successful or we may not achieve or sustain revenue growth or generate any profits. In order to succeed, we must achieve high rates of adoption of our online marketplace within the chemicals industry. We cannot be certain that the chemicals industry will accept the Internet as a viable alternative to the traditional methods of transacting business. Industry participants may be unwilling to adopt an Internet-based marketplace due to their comfort with traditional purchasing and selling methods and established relationships, the costs required to change trading practices, their demand for products and services not offered in our marketplace, security and privacy concerns or a general reluctance to use or unfamiliarity with the Internet. Furthermore, even if the chemicals industry recognizes the viability of an Internet-based, business-to-business model, we cannot be certain that purchasers and sellers of chemical products will select our online marketplace. Finally, some users may try our marketplace because it is new and different rather than because they are committed to transacting business online. This may affect our ability to project growth based on historical rates and may cause our business to fail to develop beyond its current early stage.

IF WE ARE NOT ABLE TO ATTRACT A CRITICAL NUMBER OF PURCHASERS AND SELLERS TO OUR MARKETPLACE BY SUCCESSFULLY DEMONSTRATING ITS RELATIVE ADVANTAGES, OUR MARKETPLACE MAY NOT GENERATE ACCEPTANCE WITHIN THE CHEMICALS INDUSTRY AND OUR BUSINESS MAY FAIL.

     The adoption of our Internet-based marketplace depends in large part on our ability to attract a sustainable number of purchasers and sellers. Our existing and potential members must perceive value in our marketplace, which, in part, depends upon the breadth and quality of services we are able to provide. In addition, if we are not able to increase the volume of transactions through our marketplace, we may not be able to continue to attract buyers and sellers to use our services. As a result, acceptance of our marketplace by the chemicals industry may not be achieved.

CHARGES ASSOCIATED WITH OUR PAYMENT OF STOCK BASED COMPENSATION AND CHARGES ASSOCIATED WITH OTHER SECURITIES ISSUANCES BY US WILL HARM OUR RESULTS OF OPERATIONS.

     We expect to incur a significant amount of amortization charges in future periods, which will negatively affect our operating results. In August 1999, we issued a warrant to Andersen Consulting for the right to purchase up to 5% of our outstanding common stock and convertible securities at an exercise price of $0.35 per share. In February and March 2000, we sold an aggregate of 5,475,129 shares of common stock to our Charter Members at a purchase price of $0.75 per share. In addition, in January and February 2000, we granted options to our employees to purchase up to 690,300 shares of common stock at a weighted average exercise price of $0.35 per share. As a result of these issuances, we expect to record additional deferred stock-based charges of approximately $55.3 million during the quarter ended March 31, 2000, of which approximately $17.4 million will be amortized during this quarter. We may incur additional amortizable charges in the future in connection with grants of equity instruments below the respective deemed fair values. The recognition of these charges will increase the net loss or decrease the net earnings we report to the financial markets for the next four years. For additional information regarding our stock-based charges, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

MOST OF OUR REVENUES ARE DERIVED FROM A LIMITED NUMBER OF OUR MEMBERS WHO ARE NOT OBLIGATED TO USE OUR MARKETPLACE. THE LOSS OF ONE OR MORE MEMBERS COULD SIGNIFICANTLY IMPACT OUR REVENUES.

     In 1999, approximately 59% of our revenues derived from trading transactions in our Corporate Trading Rooms. Of these transactions, approximately 53% were conducted by 3 Charter Members. In addition, we derived 44% of our total revenue from two members in fiscal 1999. We expect that in the near term a significant percentage of our revenues will be derived from these companies. However, there is no obligation for any of these companies to use our exchange. As a result, the loss of any one of these users could significantly harm our business and operating results.

ALL OF OUR MEMBERS ARE FREE TO GO ELSEWHERE TO SATISFY THEIR CHEMICAL TRADING NEEDS. IF WE DO NOT SUCCESSFULLY MEET OUR MEMBERS' DEMANDS, WE MAY LOSE THEM TO COMPETITORS AND OUR PROSPECTS FOR SUCCESS MAY BE LIMITED.

     There are no contractual obligations for any of our members, including our Charter Members, to use our exchange. As a result, these members may decide to only use our exchange on a limited basis or to not use the exchange at all. In addition, we generally do not have any exclusivity arrangements with our members. Therefore, most of our members can use the services of our competitors. If we do not meet the needs of our members, or if our members determine that the service offerings of our competitors are more attractive, our business will be seriously harmed.

IT TYPICALLY TAKES A LONG TIME TO GET A COMPANY THAT WE HAVE TARGETED TO BECOME A MEMBER, AND IT GENERALLY TAKES A LONG TIME FOR OUR MEMBERS TO THEN ADOPT OUR SERVICES. THESE TIME LAGS MAY HARM OUR ABILITY TO GENERATE SUFFICIENT REVENUES TO SUCCEED.

     Several months may elapse from the time we initially target a company as a potential member of our marketplace to the time the company actually elects to become a member of our exchange. Furthermore, the membership agreement does not require that our members utilize our marketplace and, therefore, does not guarantee any future transaction volume or revenues. Once a company becomes a member, an additional several months is typically necessary for employees of the member to learn how to use our online marketplace. As a result, we must spend a significant amount of time with multiple decision makers in a member's organization to facilitate the adoption of our services. If we are unable to attract new members and effectively educate them on the use and benefits of our marketplace, we may be unable to grow our business.

WE EARN THE VAST MAJORITY OF OUR REVENUES FROM COMMISSIONS CHARGED ON TRANSACTIONS OCCURRING IN OUR MARKETPLACE. BECAUSE WE HAVE ONLY HAD A SMALL NUMBER OF COMPLETED TRANSACTIONS SINCE OUR INCEPTION, WE MAY NOT BE ABLE TO GENERATE ENOUGH REVENUES TO REMAIN VIABLE.

     We are almost entirely dependent on commissions generated from purchases and sales of chemical products on our World Chemical Exchange and in our Corporate Trading Rooms. If the volume of these transactions does not increase, we will not be able to increase our revenues, and it is unlikely that we will ever achieve and sustain profitability. From our inception through March 24, 2000, a total of 78 transactions have been completed in our marketplace, which represents at least one trade by 63 unique members. In addition, in 1999 we derived approximately 59% of our revenues through our Corporate Trading Rooms, which are available to our Charter and Corporate Members. If we do not increase revenues from the World Chemical Exchange, we will not be able to increase our total revenues or establish widespread acceptance of our marketplace. Our inability to increase the number of transactions completed in our marketplace by existing members, or to generate transaction volume from new members, will result in our failure to become profitable.

IN ORDER TO COLLECT REVENUES, OUR BUSINESS MODEL REQUIRES THE FULL COOPERATION OF OUR MEMBERS. ANY INABILITY TO COLLECT REVENUES, DUE TO NON-COOPERATION, GEOGRAPHICAL DISPERSION OR OTHER FACTORS, WILL NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

     Our business model requires that we receive an equal commission from the purchaser and the seller once a transaction has been successfully negotiated in our marketplace. Since we do not take possession of the goods or funds transferred between purchasers and sellers, we may not receive a commission from either party. Our ability to assure receipt of our commission upon the completion of a transaction depends on the cooperation of the parties to the transaction. In addition, because we have a global membership, we may experience difficulties collecting commissions from members located in foreign jurisdictions. If we do not achieve a high collection rate, our revenues and results of operations will be negatively impacted.

COMPETITION IN THE MARKET FOR ONLINE EXCHANGES OF CHEMICALS IS INTENSE AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH CURRENT COMPETITORS OR NEW COMPETITORS THAT ENTER THE MARKET. IF WE ARE UNABLE TO COMPETE EFFECTIVELY, THE COMMISSIONS CHARGED BY US MAY FALL AND OUR MARKET SHARE MAY SUFFER.

     The market for Internet-based, business-to-business commerce solutions is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future. Barriers to entry are minimal, and current and potential competitors may launch new sites at a relatively low cost. Our competitors include other online exchanges for chemical products, including, among others, Chematch, ChemCross, Commerx, e-Chemicals, fobChemicals, ChemPoint, ChemUnity, Cheop, FreeMarkets, MeetChina, Ventro, VerticalNet and XSChem and other business-to-business e-commerce

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

providers, such as Ariba, Commerce One, i2i, SAP and Oracle. In addition, chemical companies may decide in the future to implement industry-developed e-commerce solutions, such as the recent announcement of Envera, a consortium of chemical producers.

     The wholesale chemical industry is intensely competitive. We compete primarily with Internet-based chemical exchanges, established chemical companies and traditional chemical distributors and chemical products who sell most products via direct sales forces and who have broad product lines. Such competitors may have experience with direct marketing, established brand names and a time-honored network of commercial relationships. Our competitors may develop superior solutions that achieve greater market acceptance than our marketplace. Further, our competitors may be able to negotiate alliances with strategic partners on more favorable terms than we would otherwise be able to negotiate. Current and potential competitors may have significantly greater financial, technical and marketing resources than we do, and thus be able to conduct more aggressive marketing and pricing strategies. We may lose current members to our competitors' Internet-based and traditional solutions, and we may be unable to attract new members to our marketplace. We may be unable to compete successfully against current and potential competitors, and competitive pressures may have a material adverse effect on our business, operating results and financial condition.

A SUBSTANTIAL MAJORITY OF THE WORLD'S CHEMICAL PRODUCERS RESIDE OUTSIDE OF THE UNITED STATES. OUR CURRENT INTERNATIONAL OPERATIONS MAY NOT ADEQUATELY ADDRESS THE NUMEROUS CHALLENGES AND RISKS THAT WE FACE IN CARRYING OUT OUR GLOBAL STRATEGY, WHICH IS CRUCIAL FOR OUR SUCCESS.

     We have limited experience in marketing, selling and supporting our marketplace in foreign countries. Currently, approximately 62% of our members are located outside of the United States and approximately 22% of our revenues from our inception through March 24, 2000 were generated from these foreign members. Because a substantial majority of the world's chemical producers reside outside of the United States, any inability to retain current foreign members and attract potential foreign members may negatively affect our business. We currently maintain international offices in Singapore; London, England; Paris, France and Rotterdam, the Netherlands. We intend to expand our international operations by opening additional international offices and hiring additional international management. This strategy may not be successful.

     Our international operations are subject to a variety of risks that could seriously harm our financial conditions and operating results. These risks include the following:

     - a less developed Internet structure and a lower acceptance of business-to-business e-commerce outside of the United States;

     - potential adverse tax consequences, including collection of taxes such the value added tax;

     - fluctuations in foreign currencies;

     - unexpected changes in regulatory requirements;

     - the imposition of or changes in tariffs and trade barriers;

     - longer payment cycles and problems collecting accounts receivable;

     - reduced protection for intellectual property and proprietary rights in some foreign jurisdictions;

     - relatively higher costs of international operations as compared to domestic operations;

     - difficulty in conducting business due to language barriers; and

     - reluctance to trade outside a regional locale.

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

IF EITHER WE OR OUR MEMBERS DO NOT COMPLY WITH APPLICABLE LAWS AND REGULATIONS, OUR REPUTATION MAY BE HARMED, WE COULD INCUR SIGNIFICANT COSTS AND OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY IMPACTED.

     We currently rely upon our members to meet the various regulatory and other legal requirements applicable to the purchase and sale of chemical products. However, we are unable to verify that they have or will always do so, or that their actions are adequate or sufficient to satisfy all domestic and international governmental or other legal requirements that may be applicable to the conduct of business in our marketplace. These requirements may include packaging, distribution, labeling, hazard information, information notices, record keeping, financing and licensing requirements applicable to our business during the entire transaction. We could be fined or exposed to civil or criminal liability, including monetary fines and injunctions, and we may receive negative publicity if we or our members fail to meet applicable governmental regulatory requirements. These fines, liabilities and negative publicity could also result from a member improperly purchasing or selling a dangerous, prohibited or licensed product through our marketplace or if a product purchased through our marketplace is improperly used or improperly handled. Changes in the interpretation or application of legal and regulatory requirements may expose us to greater regulation. We may be unable to comply with any additional requirements, and compliance may be costly. We cannot estimate the risk that any noncompliance may be discovered in the future, and we do not maintain a reserve for potential liabilities resulting from such noncompliance.

     We are prohibited under United States law from facilitating transactions with embargoed countries, such as Iran and Cuba. In the past, some of our members have attempted to transact with parties in embargoed countries. Although we monitor our marketplace for these prohibited transactions, we rely on our members to provide us with accurate information regarding their transactions. If we cannot effectively monitor activity in our marketplace, we could be subject to criminal or civil liabilities. In addition, foreign governments may claim that we have violated their import or export restrictions by facilitating a transaction with their embargoed countries. These foreign governments may attempt to sanction us for these violations, which could harm our business.

AS NEUTRAL TRANSACTION FACILITATORS, WE RELY ON OUR MEMBERS TO COMPLETE THEIR TRANSACTIONS AS THEY HAVE AGREED. HOWEVER, IF SELLERS DO NOT PROVIDE THE QUALITY OF GOODS PROMISED OR DO NOT PROVIDE TIMELY DELIVERY, OR BUYERS DO NOT PAY FOR GOODS, OUR REPUTATION MAY BE HARMED.

     Our business model depends on the arrangement that a buyer will receive the quality of goods promised according to the delivery specifications and other terms negotiated with the seller and that the seller will receive payment for these goods. We rely on our members who sell products in our marketplace to supply the quantity and class of goods agreed upon and to complete their transactions in a safe and timely manner. We do not take responsibility for delivery of payment or goods to any of our members. We have received in the past, and anticipate that we will receive in the future, communications from users who did not receive the purchase price or the goods that were to have been exchanged. While we can suspend the accounts of members who fail to fulfill their delivery obligations to other members, we do not have the ability to require parties to make payments or deliver goods or otherwise make members whole. We do not compensate members who believe they have been defrauded by other members. We may in the future receive demands from members requesting reimbursement or threatening legal action against us if reimbursement is not forthcoming. Any resulting litigation could be costly for us, divert management attention, result in increased costs of doing business, lead to adverse judgments or otherwise harm our business and reputation.

THE SUCCESS OF OUR MARKETPLACE DEPENDS ON OUR ABILITY TO REMAIN NEUTRAL, AND IF WE ARE PERCEIVED TO FAVOR ONE MEMBER OVER ANOTHER, OUR MARKETPLACE MAY NOT ACHIEVE ACCEPTANCE.

     We must provide a neutral, unbiased marketplace to attract members to conduct business in our Internet-based marketplace. If members perceive that our marketplace favors certain members over others, or that a particular member could influence our marketplace, then our reputation could be

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

damaged. This biased perception may cause current and potential members to lose confidence in our marketplace and to conduct their business in other marketplaces. Our relationship with our 33 Charter Members, each of whom is a
stockholder and who in the aggregate will own   % of our outstanding shares upon
the completion of this offering, may create the perception that we do not provide a neutral and unbiased marketplace. In addition, we provide pricing discounts based on volume, which could create the perception that we favor larger members over smaller members. Any actual or perceived bias could negatively impact our ability to attract and maintain current and potential members.

OUR STRATEGY OF EXPANDING OUR BUSINESS MAY SUBJECT US TO ADDITIONAL REGULATIONS, WHICH MAY DELAY OR PREVENT OUR EXPANSION AND HARM OUR BUSINESS.

     We intend to expand our operations to include new services and to offer existing and new services in new jurisdictions within and outside the United States, which may require us to comply with additional laws and regulations. If we fail to adequately comply with these laws and regulations, our ability to offer some of our services in a particular jurisdiction could be delayed or prevented and our business could be harmed. Compliance with the laws and regulations of other jurisdictions into which we expand may require us to obtain appropriate business licenses, make necessary filings and obtain necessary bonds, appoint foreign agents and make periodic business reports.

WE RELY ON THIRD-PARTY PROVIDERS FOR MANY OF THE SERVICES WE OFFER ON OUR EXCHANGE, AND WE MAY NOT BE ABLE TO SECURE THESE SERVICES IN THE FUTURE OR EFFECTIVELY INTEGRATE THESE SERVICES INTO OUR EXCHANGE.

     We are in the process of developing and integrating new services, such as product quality testing and logistics, into our marketplace. Our strategy is to use third-party service providers for these services. For example, we have established a relationship with WorldWideTesting.com, Inc. to provide product quality testing. We plan to introduce additional services into our marketplace over the next several months, including financial settlement and logistics. However, third parties may be unwilling or unable to provide these services on terms acceptable to us or at all. Furthermore, we cannot guarantee the quality of the services provided by third parties to our members. To the extent that these services are not of a high quality, our reputation would be harmed and we may lose some or all of our members. In addition, third-party services providers can terminate their relationships with us at any time, and to the extent we cannot find alternatives in a timely manner, our ability to offer services in our marketplace will be harmed.

     Furthermore, if these services are actually provided, they may not be successfully integrated into our existing marketplace or accepted by current or potential members or generate significant revenue. If we are unable to effectively enhance and integrate these services into our marketplace in a timely manner, we may lose current members or fail to attract new members, which could harm our business.

WE MAY NOT BE ABLE TO DETERMINE OR DESIGN THE FEATURES AND FUNCTIONALITY THAT OUR MEMBERS REQUIRE OR PREFER, WHICH MAY CAUSE EXISTING MEMBERS TO NOT TRADE IN OUR MARKETPLACE AND MAY CAUSE POTENTIAL MEMBERS TO NOT SELECT OUR MARKETPLACE.

     The success of our marketplace depends on our ability to determine which features, products and services are required or preferred by our current and potential members, and to provide them with an Internet-based solution that meets their sales and procurement needs. The features and functionality of our marketplace may not meet the requirements or preferences of our current or potential members. If our marketplace fails to provide relevant features, our business will be negatively affected.

WE RELY ON THE EFFECTIVE OPERATION OF AN ENTIRE CHAIN OF SOFTWARE, HARDWARE AND TELECOMMUNICATIONS EQUIPMENT TO OPERATE OUR MARKETPLACE. ANY SOFTWARE OR HARDWARE FAILURES COULD RESULT IN THE LOSS OF REVENUES AND THE POTENTIAL LOSS OF MEMBERS.

     The success of our marketplace depends on the performance of our server and networking hardware and software infrastructure. The successful operation of an Internet-based, business-to-business model relies upon the effective operation of an entire chain of software, hardware and telecommunications equipment. Any failure or disruption of any element in this chain may disrupt the operations of our marketplace. A disruption in our marketplace due to hardware or software failures could negatively affect our business and results of operations, and could undermine our members' confidence in the reliability of our trading exchange. Furthermore, we rely on the effectiveness of our members' hardware, software and telecommunications technologies to effectively access our marketplace and conduct business. Many of our members, particularly those located outside of North America, may use older, less sophisticated equipment and be more susceptible to technological failures. Since July 1999, when we launched the World Chemical Exchange, we have experienced five unscheduled outages totaling approximately eight hours.

     Currently, our infrastructure and systems are hosted by Exodus Communications in Santa Clara, California, and we are in the process of establishing a mirror site hosted by AboveNet in Vienna, Virginia. Our systems and operations are at risk of disruption or failure resulting from power failures, telecommunications outages, network service outages and disruptions, natural disasters, human error, break-ins, sabotage, computer viruses, international and domestic vandalism and similar events. We do not carry sufficient business interruption insurance to compensate us for losses that may occur. Any software, hardware or telecommunications failures could result in our members abandoning our marketplace and harm our business.

FAILURE TO MAINTAIN THE CONFIDENTIALITY OF OUR MEMBERS' INFORMATION AGAINST SECURITY BREACHES MAY RESULT IN DAMAGE TO OUR REPUTATION AS OUR MEMBERS LOSE CONFIDENCE IN US. WE MAY ALSO FACE POSSIBLE LEGAL LIABILITY.

     If we fail to safeguard our members' confidential information against leaks and breaches of security, we may be subject to legal liability in addition to the loss of our members' confidence in our marketplace. Our members transmit confidential information over public networks that is stored in our private files and computer systems. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in the compromise of our Internet security systems that protect this proprietary information. We may be unable to adopt effective systems to safeguard confidential information. If our security procedures fail to adequately protect information that we are obligated to keep secure, our members could abandon our marketplace and we could be subject to legal liability. Either result could negatively affect our business.

OUR MANAGEMENT TEAM IS NEW AND MAY NOT SUCCESSFULLY IMPLEMENT OUR BUSINESS PLAN.

     Except for our founders, John F. Beasley, Jay Hall and Patrick van der Valk, substantially all of our management team has joined us since January 1999. Because our management team has only worked together for a short period of time, we do not know if our managers will effectively integrate themselves into our operations or work well together. Our management team's inability to collaborate and successfully implement our business plan may cause our business to fail.

THE LOSS OF KEY PERSONNEL COULD NEGATIVELY IMPACT OUR BUSINESS, ESPECIALLY IF THEY LEAVE US TO JOIN OUR COMPETITORS.

     The loss of one or more of our executive officers or other key personnel could significantly harm our business and operating results. Any of our officers or key personnel can quit at any time, and we cannot prevent them from joining our competitors or otherwise competing with us. If we do not retain or integrate any key personnel, or if any key personnel join a competitor or otherwise compete with us, our business and operating results could be significantly harmed. Our future success depends on the continued services and performance of our senior management and other key personnel, particularly John F. Beasley, our Chairman of the Board and Chief Executive Officer, and Philip J. Ringo, our President and Chief Operating Officer.

FAILURE TO ATTRACT, DEVELOP AND RETAIN QUALIFIED PERSONNEL TO RUN BOTH OUR DOMESTIC AND INTERNATIONAL OPERATIONS WILL HARM OUR BUSINESS.

     Successful expansion of our international and domestic operations will require us to hire, train and retain qualified employees, particularly in our sales and customer service organizations, both domestically and abroad. Significant resources will be required for the effective recruitment and retention of employees. We are seeking to add executive officers to our management team in the near future. The growth of our business may be limited if we are unable to hire, train and retain a sufficient number of employees. In the United States and abroad, the demand for skilled employees is high and the competition for these people is intense. We must compete in an already crowded market and we may not be able to attract and retain a sufficient number of employees.

WE HAVE GROWN VERY RAPIDLY. THIS GROWTH HAS PLACED, AND OUR ANTICIPATED FUTURE OPERATIONS WILL CONTINUE TO PLACE, A SIGNIFICANT STRAIN ON OUR MANAGEMENT SYSTEMS AND RESOURCES. WE WILL NOT BE ABLE TO IMPLEMENT OUR BUSINESS STRATEGIES UNLESS WE ARE ABLE TO EFFECTIVELY MANAGE THIS STRAIN ON OUR SYSTEMS AND RESOURCES.

     We have rapidly and significantly expanded our operations, and anticipate that we will continue to expand. From January 1, 1999 to February 29, 2000, we grew from 3 to 109 employees. This growth has placed, and our anticipated future operations will continue to place, a significant strain on our management systems and resources. We will not be able to implement our business strategies unless we effectively manage this strain on our systems and resources. We cannot grow our business unless we continue to improve our operational, financial and managerial controls, reporting systems and procedures, expand, train, supervise and manage our work force, and manage our relationships with our third-party service providers.

WE MAY INCUR SIGNIFICANT COSTS TO DEFEND OR ESTABLISH OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS IN AND OUTSIDE OF THE UNITED STATES.

     Our intellectual property is important to our business. We rely on trademark, copyright and trade secret law as well as confidentiality, license and invention assignment agreements with our employees, suppliers, contractors, members and others. The measures we take to protect our intellectual property rights in the United States and abroad may not be successful, and others, including our competitors, may use our proprietary technology without our consent. The protection of intellectual property in foreign countries is often weaker and less reliable than in the United States. Continued expansion of our business abroad may thus result in increasing risks in connection with protecting our intellectual property rights. Furthermore, we could be subject to claims of intellectual property infringement by others. Even if these claims are not true, they could result in considerable legal and other expenses, as well as diverting management attention away from the ongoing development of our business. Our inability to protect against misappropriation of our intellectual property rights, or against infringement claims brought by third parties against us, could materially harm our business.

WE MAY BE UNABLE TO FULLY INTEGRATE BUSINESSES OR TECHNOLOGIES THAT WE MAY ACQUIRE IN THE FUTURE.

     We intend to expand our operations and such expansion may include the acquisition of businesses, technologies, services or products that would improve our members' ability to conduct business in our marketplace. The process of integrating an acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures, which may require greater management attention than would otherwise be available for ongoing development of our business. We do not have experience in acquisitions and may not effectively select, negotiate and integrate an acquisition. Furthermore, the anticipated benefits of an acquisition may fail to be realized. A future acquisition could result in dilution from issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could adversely affect our results of operations.

BECAUSE WE DO NOT CURRENTLY COLLECT SALES TAX OR OTHER SIMILAR TAXES ON THE SALES OF GOODS THROUGH OUR EXCHANGE, OUR REVENUES COULD BE NEGATIVELY AFFECTED IF WE ARE REQUIRED TO CHARGE TAXES ON THESE SALES.

     We do not collect sales tax or other similar taxes on the sales of goods through our exchange. However, one or more states or the federal government may seek to impose sales tax collection obligations on companies like us that engage in or facilitate online commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. In 1998, the U.S. federal government enacted legislation prohibiting states or other local authorities from imposing new taxes on Internet commerce for a three-year period, ending on October 1, 2001. The Internet sales tax moratorium does not prohibit states or the Internal Revenue Service from collecting taxes on our income under existing tax rules. A successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of goods through our exchange could seriously harm us.

     In addition, a number of trade groups and government entities have publicly stated their objections to this tax moratorium and have argued for its repeal. The Federal Advisory Commission on Electronic Commerce is in the process of evaluating these issues. It is expected to make its recommendation to Congress in April 2000. There can be no assurance that future laws will not impose taxes or other regulations on Internet commerce, or that the three-year moratorium will not be repealed, or that it will be renewed when it expires, any of which events could substantially impair the growth of electronic commerce. A successful assertion by one or more states or the federal government that we should collect sales tax or other taxes on the sales of goods through our exchange could reduce the acceptance of our marketplace.

WE MAY REQUIRE ADDITIONAL CAPITAL FROM OTHER SOURCES WHICH MAY REDUCE YOUR RELATIVE OWNERSHIP PERCENTAGE IN US. THIS MAY ALSO SUBORDINATE YOUR COMMON STOCK RIGHTS TO THOSE OF NEW CAPITAL INVESTORS, RESULTING IN A NEGATIVE IMPACT ON YOUR INVESTMENT.

     In the future, we may require additional funds to sustain our growth, increased operations, research and development, potential acquisitions or unexpected expenses related to changes in the chemicals market or competitive pressures. A future issuance of equity or convertible debt securities by us will reduce our stockholders' percentage ownership in us. Furthermore, new issuances of securities may contain rights, preferences and privileges that are senior to those of our common stock. Additional financing, if available, may not be available on terms favorable to us. Our inability to secure adequate funds could require us to dramatically change our business plan and prevent us from funding our expansion, upgrading our marketplace, attracting new and retaining existing members, or reacting to competitive pressures, which could significantly harm our business.

WE MAY BECOME SUBJECT TO LIABILITY FOR INFORMATION DISPLAYED ON OUR WEB SITES.

     We publish and distribute online content through the services offered in our marketplace. As a result, we may become subject to liability for defamation, negligence, copyright, patent or trademark infringement in addition to other claims based on the nature and content of the materials that we publish or distribute. These claims have been brought, sometimes successfully, against other online service providers. We may also be subject to claims based upon content that is accessible from our marketplace through links to other web sites. Our general liability insurance and indemnification from others may be inadequate to protect us from liability that may be imposed on us. Any resulting liability, particularly liability that is not covered by insurance, could harm our reputation and our business.

WE RELY ON TECHNOLOGIES LICENSED FROM THIRD PARTIES TO DEVELOP AND MAINTAIN OUR ONLINE EXCHANGE. IF THESE LICENSES STOP BEING AVAILABLE TO US ON COMMERCIALLY FEASIBLE TERMS, WE MAY BE UNABLE TO READILY REPLACE THEM WITHOUT SIGNIFICANTLY INTERFERING WITH OUR OPERATIONS.

     We license technologies from third parties that we use to develop and maintain our exchange. These third-party technologies may not continue to be available to us on commercially reasonable terms or at all. If we cannot maintain our licenses, we will have to develop or license technologies to replace the functionality provided by these licenses and integrate these technologies into our exchange. A loss of any of these licenses could significantly harm our ability to maintain or improve our exchange, which may lead to a loss of revenues.

                       RISKS RELATED TO INTERNET COMMERCE

WE DEPEND ON THE CONTINUED GROWTH AND ACCEPTANCE OF BUSINESS-TO-BUSINESS ELECTRONIC COMMERCE.

     Our future revenues and profits, if any, substantially depend upon the widespread acceptance and use of the Internet as an effective medium of business and communication by our target members. Rapid growth in the use of and interest in the Internet has only recently occurred. Acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of customers may not adopt, and continue to use, the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products.

     In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services.

IF WE DO NOT RESPOND TO RAPID TECHNOLOGICAL CHANGES, OUR SERVICES COULD BECOME OBSOLETE AND OUR BUSINESS WOULD BE SERIOUSLY HARMED.

     If for technical, legal, financial or other reasons we cannot adapt in a timely manner to changing market conditions or customer requirements, our ability to build the ChemConnect brand and to attract and retain customers could be adversely affected. The development of a website and other proprietary technology entails significant technical, financial and business risks. We may not be able to successfully implement new technologies or adapt our website, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards.

     The Internet and the online commerce industry are characterized by rapid changes in technologies, users and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing website and proprietary technologies and systems obsolete. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our exchange. Our success will depend, in part, on our ability to license leading technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices in a cost-effective and timely manner.

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

DOMESTIC AND INTERNATIONAL GOVERNMENT REGULATION OF THE INTERNET AND DATA TRANSMISSION OVER THE INTERNET COULD NEGATIVELY AFFECT OUR BUSINESS.

     Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. Laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, antitrust and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent regulation, both in the United States and abroad, that may impose additional burdens on companies conducting business online. We may be unable to adequately respond to the adoption or modification of laws or regulations relating to the Internet, which could significantly harm our business. For more information regarding government regulation of our business and electronic commerce generally, see
"Business -- Government Regulation."

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY BE VOLATILE WHICH COULD RESULT IN LOSSES FOR INVESTORS.

     The market price for our common stock is likely to be highly volatile, particularly as the market for Internet-related stocks has experienced extreme price and volume fluctuations in recent months. We expect our stock price to be subject to wide fluctuations as a result of a variety of factors, including factors beyond our control. These include:

     - actual or anticipated variations in our quarterly operating results;

     - announcements of technological innovations or new products or services by us or our competitors;

     - publicity about our company, our products and services, our competitors, or e-commerce in general;

     - changes in our financial estimates by securities analysts;

     - conditions or trends in the Internet and online commerce industries;

     - changes in the economic performance and/or market valuations of other Internet and online commerce companies;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - release of lock-up or other transfer restrictions on our outstanding shares of common stock or sales of additional shares of common stock; and

     - potential litigation.

     Because of this volatility, it is likely that we will fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and our stock price may decline as a result.

A TOTAL OF 38,563,830 SHARES, OR      %, OF OUR TOTAL OUTSTANDING SHARES AFTER
THE OFFERING ARE RESTRICTED FROM IMMEDIATE RESALE, BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

     Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise

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

capital through the sale of additional stock. After this offering, we will have
outstanding                shares of common stock. This includes
               shares that we are selling in the offering, which may be resold immediately in the public market. The remaining 38,563,830 shares will become eligible for resale in the public market as shown in the table below.

     Approximate Number of
       Shares/Percent of
Outstanding after this Offering:    Date of availability for Resale into the Public Market:
--------------------------------    -------------------------------------------------------
22,220,475                        180 days after the date of the final prospectus due to
                                    agreements these stockholders have with us and the
                                    underwriters. However, the underwriters can waive this
                                    restriction without prior notice and allow these
                                    stockholders to sell their shares at any time.
16,343,355                        At various times after 180 days after the date of the final prospectus a total of approximately 16,343,355 additional
                                    shares will be eligible for sale pursuant to Rules 701 and
                                    144.

OUR EXISTING STOCKHOLDERS WILL BE ABLE TO EXERCISE SIGNIFICANT CONTROL OVER ALL MATTERS REQUIRING STOCKHOLDER APPROVAL.

     On completion of this offering, executive officers, directors and their affiliates and 5% stockholders will beneficially own, in the aggregate,
approximately      % of our outstanding common stock. As a result, these
stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control over us even if our other stockholders believe that it is desirable.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY.

     Our certificate of incorporation and bylaws contain provisions which could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We have eliminated the ability of our stockholders to act by written consent and we intend to put a classified board of directors with staggered terms in place upon completion of this offering. For more information regarding the anti-takeover effects of our charter and by-laws and of Delaware law, please see "Description of Capital Stock -- Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

INVESTORS IN THE OFFERING WILL EXPERIENCE IMMEDIATE DILUTION.

     The initial public offering price is substantially higher than the book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase common stock in this offering, you will:

     - pay a price per share that substantially exceeds the value of our assets after subtracting liabilities; and

     - contribute   % of our capital but will only own   % of the shares
       outstanding.

     In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent such outstanding options are ultimately exercised, there will be further dilution to investors in this offering. See "Dilution" for a more detailed description of how new stockholders will incur dilution.

WE HAVE BROAD DISCRETION TO USE THE PROCEEDS FROM THIS OFFERING.

     Our management can use the proceeds from this offering in ways with which the stockholders may not agree. We cannot predict that the proceeds will be invested to yield a favorable return. See "Use of Proceeds" for how we generally intend to use the proceeds from this offering.

WE DO NOT INTEND TO PAY ANY DIVIDENDS.

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. See "Dividend Policy."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks" and "estimates," and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the shares being offered by us
hereby at an assumed public offering price of $     per share are estimated to
be $          ($          if the underwriters' over-allotment option is
exercised in full), after deducting the underwriting discount and estimated offering expenses payable by us. We expect to use the net proceeds of this offering for working capital and general corporate purposes, including funding our operating losses. In addition, we may use a portion of the net proceeds to acquire other technologies or businesses. However, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering; and

     - on a pro forma as adjusted basis to give effect to the receipt of the net
       proceeds from the sale by us of                shares of common stock at
       an assumed initial public offering price of $          , after deducting
       the underwriting discount and estimated offering expenses payable by us.

                                                               DECEMBER 31, 1999
                                                      ------------------------------------
                                                       ACTUAL     PRO FORMA    AS ADJUSTED
                                                      --------    ---------    -----------
                                                      (IN THOUSANDS, EXCEPT SHARE AND PER
                                                                  SHARE DATA)
Cash, cash equivalents and short term investments...  $ 23,833    $ 23,833      $
                                                      ========    ========      ========
Mandatorily redeemable convertible preferred stock,
  $0.0001 par value, 20,153,112 shares authorized,
  18,857,380 shares issued and outstanding, actual;
  no shares authorized, issued or outstanding, pro
  forma and as adjusted.............................  $ 35,253    $     --      $     --
                                                      --------    --------      --------
Stockholders' equity (deficit):
  Preferred stock: no shares authorized, issued or
     outstanding, actual and pro forma; 20,000,000
     shares authorized, no shares issued or
     outstanding, pro forma as adjusted.............
  Common stock: $0.0001 par value, 30,000,000 shares
     authorized, actual and pro forma, 2,792,327
     shares issued and outstanding, actual;
     21,649,707 shares issued and outstanding, pro
     forma; 200,000,000 shares authorized,
     shares issued and outstanding, pro forma as
     adjusted.......................................        --           2
Additional paid-in capital..........................     9,301      44,552
Stockholder note receivable.........................       (29)        (29)          (29)
Deferred stock-based charges........................    (5,850)     (5,850)       (5,850)
Accumulated deficit.................................   (14,743)    (14,743)      (14,743)
                                                      --------    --------      --------
     Total stockholders' equity (deficit)...........   (11,321)     23,932
                                                      --------    --------      --------
     Total capitalization...........................  $ 23,932    $ 23,932      $
                                                      ========    ========      ========

---------------
     This table excludes the following shares:

     - 9,046,485 shares of Series D preferred stock and 5,475,129 shares of common stock issued in February and March 2000;

     - 1,098,875 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $0.30 per share as of December 31, 1999;

     - 415,225 shares of common stock available for future grant or issuance under our stock plan as of December 31, 1999;

     - 500,000 shares of common stock reserved for issuance under our Director Option Plan;

     - 750,000 shares of common stock reserved for issuance under our Employee Stock Purchase Plan;

     - 2,500,000 shares of common stock reserved for issuance under our Equity Incentive Plan; and

     - 1,562,490 shares of common stock reserved for issuance under outstanding warrants at a weighted average exercise price of $0.35 per share.

     The above table below should be read in conjunction with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included in this prospectus.

                                    DILUTION

     Our pro forma net tangible book value as of December 31, 1999 was approximately $23.5 million or $1.09 per share of common stock. "Net tangible book value" per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common Stock immediately after the completion of this offering. After
giving effect to the sale of the             shares of common stock offered by
us at an assumed initial public offering price of $     per share, and after
deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value at December 31, 1999 would have been
$          or approximately $     per share of common stock. This represents an
immediate increase in net tangible book value of $     per share to existing
stockholders and an immediate dilution of $     per share to new investors of
common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............           $
  Pro forma net tangible book value per share before the
     offering...............................................  $1.09
  Increase per share attributable to new investors..........
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................
                                                                       -----
Dilution per share to new investors.........................           $
                                                                       =====

     The following table summarizes on a pro forma basis, as of December 31, 1999, after giving effect to the conversion of all outstanding shares of preferred stock into common stock, the differences between the existing stockholders and new investors with respect to the number of shares of Common Stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of
$     per share.

                           SHARES PURCHASED           TOTAL CONSIDERATION
                       ------------------------    -------------------------    AVERAGE PRICE
                         NUMBER      PERCENTAGE      AMOUNT       PERCENTAGE      PER SHARE
                       ----------    ----------    -----------    ----------    -------------
Existing
  stockholders.......  21,649,707           %      $35,257,000            %        $
New investors........
                       ----------      -----       -----------      ------
     Totals..........                  100.0%      $                 100.0%
                       ==========      =====       ===========      ======

     The foregoing discussion and tables are based upon the number of shares actually issued and outstanding on December 31, 1999 and assume no exercise of options or warrants outstanding as of December 31, 1999. As of that date, there were:

     - 1,098,875 shares issuable upon exercise of options outstanding at a weighted average exercise price of $0.30 per share;

     - 1,589,743 shares issuable upon exercise of warrants outstanding at a weighted average exercise price of $0.35 per share.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto included elsewhere in this prospectus. We were incorporated in May 1996. Through September 1999 primarily we operated a web site that was structured as an information exchange which facilitated the matching of buyers and sellers of chemicals around the world. Our revenues from inception through October 1999 were not significant. We launched the World Chemical Exchange in July 1999 and enhanced this service by establishing our Corporate Trading Rooms in November 1999. In October 1999 we began to charge for our services on our new website. The pro forma share amounts in the statement of operations data reflect the assumed conversion of our preferred stock into common stock.

     The balance sheet data as of December 31, 1998 and 1999 and the statement of operations data for the years ended December 31, 1997, 1998 and 1999, have been derived from our audited financial statements appearing elsewhere in this prospectus. The balance sheet data as of December 31, 1997 has been derived from our audited financial statements not included in this prospectus. The balance sheet data as of December 31, 1996 and the statement of operations data for the period from May 28, 1996 (inception) to December 31, 1996 are derived from our unaudited financial statements. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                            MAY 28, 1996
                                                           (INCEPTION) TO        YEARS ENDED DECEMBER 31,
                                                            DECEMBER 31,    -----------------------------------
                                                                1996           1997        1998        1999
                                                           --------------   ----------   --------   -----------
                                                            (UNAUDITED)
                                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Revenues.................................................    $       10     $       31   $     34   $       127
Cost of revenues (excluding stock-based charges of $0,
  $0, $0 and $103).......................................             1              2          3           516
                                                             ----------     ----------   --------   -----------
  Gross profit (loss)....................................             9             29         31          (389)
Operating expenses:
  Technology costs (excluding stock-based charges of $0,
    $0, $0 and $1,007)...................................             1              1         20         4,795
  Sales and marketing (excluding stock-based charges of
    $0, $0, $375 and $1,166).............................             7             10         28         3,337
  General and administrative (excluding stock-based
    charges of $0, $0, $0 and $1,390)....................            22             28         78         3,097
  Stock-based charges....................................            --             --        375         3,666
                                                             ----------     ----------   --------   -----------
    Total operating expenses.............................            30             39        501        14,895
                                                             ----------     ----------   --------   -----------
Operating loss...........................................           (21)           (10)      (470)      (15,284)
Interest and other income, net...........................            --             --          5           541
                                                             ----------     ----------   --------   -----------
    Net loss.............................................    $      (21)    $      (10)  $   (465)  $   (14,743)
                                                             ==========     ==========   ========   ===========
Net loss per share -- basic and diluted..................    $    (0.02)    $    (0.01)  $  (0.48)  $    (19.83)
                                                             ==========     ==========   ========   ===========
Weighted average shares used to compute net loss per
  share -- basic and diluted.............................     1,000,000      1,000,000    966,094       743,511
                                                             ==========     ==========   ========   ===========
Pro forma net loss per share -- basic and diluted
  (unaudited)............................................                                           $     (1.05)
                                                                                                    ===========
Weighted average shares used to compute pro forma net
  loss per share -- basic and diluted (unaudited)........                                            14,020,974
                                                                                                    ===========

                                                                      AS OF DECEMBER 31,
                                                              ----------------------------------
                                                              1996    1997     1998       1999
                                                              ----    ----    ------    --------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE SHEET DATA
Cash, cash equivalents and short-term investments...........  $  1    $  5    $3,850    $ 23,833
Working capital (deficit)...................................   (13)    (26)    3,800      22,495
Total assets................................................     6      21     3,907      25,988
Mandatorily redeemable convertible preferred stock..........    --      --     3,975      35,253
Total stockholders' deficit.................................   (13)    (20)     (124)    (11,321)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes to those financial statements appearing elsewhere in this prospectus. Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. These statements refer to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects", "anticipates", "intends", "plans" and similar expressions. Our actual results could differ materially from those anticipated in such forward-looking statements. Factors that could contribute to these differences include, but are not limited to, the risks discussed in the section titled "Risk Factors" in this prospectus.

OVERVIEW

     We are a leading business-to-business, global marketplace that brings together buyers and sellers of chemical products online, enabling them to transact business over the Internet. Our marketplace includes the World Chemical Exchange, a neutral, secure, real-time and interactive trading exchange where our members bid and offer for the purchase and sale of chemical products, and Corporate Trading Rooms, in which our Charter and Corporate Members select other members to participate in private negotiating sessions. Using our marketplace, members have the ability to negotiate and come to agreement on pricing, quantity, delivery, quality and other terms online. Our marketplace enables transactions in all major categories of chemical products, including petrochemicals, industrial chemicals, plastics and polymers, pharmaceutical inputs, fine and specialty chemicals, industrial gases and agrochemicals. Our marketplace is also designed to be integrated with related services to enable complete, end-to-end transactions for the chemicals industry.

     We were incorporated in May 1996. Through July 1999, our primary operation was a web site information exchange that matched buyers and sellers of chemicals around the world. To better serve the needs of our members, we launched the World Chemical Exchange in July 1999 and enhanced this service by establishing our Corporate Trading Room service in November 1999. In October 1999, we began to charge for services on our new web site. Our revenues from inception through October 1999 were not significant.

     As of March 24, 2000, we had over 4,000 member companies, including affiliated entities, in over 100 countries, 1,780 of which have actually bid for or offered to sell product on our marketplace. As of March 24, 2000, our members had consummated a total of 78 transactions over our marketplace.

REVENUES

     Substantially all of our revenues are generated from commissions on transactions conducted through our marketplace. Commissions are based on the transaction value of chemicals purchased on our marketplace. The amount of commissions charged vary depending on the product category and are charged equally to buyers and sellers. Our aggregate commissions have generally been 2% or less of the transaction value. For example, in a transaction in which we charge a commission of 2% of the transaction value, buyer and seller would currently each pay a commission of 1%. In addition, we offer volume-based discounts of up to 10% of our standard commission. We recently began offering additional value-added services on our marketplace. For example, we have contracted with a third party testing provider who will pay us a commission based on the fee charged for their service. We anticipate generating commission-based revenue as we implement this and other services.

     We recognize revenues from commissions after a buyer and seller have agreed on and confirmed the terms for a trade through our service, have subsequently confirmed to us that they intend to consummate the transaction, and we have determined that collectibility is reasonably assured. Our payments terms require payment within 30 days.

     Once buyer and seller have reached an agreement on the terms of a transaction, the buyer and seller are responsible for the consummation of the trade, including delivery of and payment for the product. We do not act as a principal in transactions on our site, we do not take title to or possession of product traded, and therefore we do not incur inventory risk. In addition, we do not take possession of the funds for the transaction. Consequently, our cost of revenues does not contain product, procurement, carrying or shipping costs.

     In 1999, 44% of our total revenues were derived from two members. We expect that only a limited number of our members will continue to account for a significant percentage of our total revenues for the foreseeable future. As a result, the loss of any one member could significantly harm our business and operating results. We have introduced some of our members to our marketplace through our Corporate Trading Rooms. In 1999, 59% of our total revenue was derived from our Corporate Trading Rooms.

COST OF REVENUES

     Cost of revenues consists primarily of customer service and related costs, rental of computer servers, web hosting and connectivity fees. We have incurred significant customer service expenses related to training and educating customers for our services. We expect cost of revenues to increase in order to support our growing customer base.

OPERATING EXPENSES

     TECHNOLOGY COSTS

     Technology costs consist primarily of payroll and related expenses for engineering and technology personnel to develop, maintain and upgrade the products and services available to our customers. We intend to continue to improve our web site, and expect that our technology costs will continue to increase.

     SALES AND MARKETING

     Sales and marketing costs consist primarily of payroll, benefits, travel and related expenses for our sales and marketing personnel as well as marketing expenditures for promotions and advertising. To grow our customer and transaction base, we expect to further expand our sales force and marketing efforts both domestically and internationally. Accordingly, we believe these expenses will continue to increase.

     GENERAL AND ADMINISTRATIVE

     General and administrative costs consist primarily of payroll and related expenses for management, accounting and administrative personnel, professional fees and other general corporate expenses. We expect that general and administrative expenses will continue to increase in absolute dollars in future periods as we continue to build our administrative staff and infrastructure.

     STOCK-BASED CHARGES

     Stock-based charges include (1) amortization of deferred compensation and other charges in connection with option grants and stock awards to employees and others, (2) amortization of charges resulting from the issuance of equity to strategic investors and members and (3) amortization of charges relating to issuance of warrants. These charges are calculated based upon the difference between the deemed value of our common stock for accounting purposes and the exercise price of the options or sale or exercise price of other equity instruments. The charges are presented as a reduction of stockholders' equity and are amortized on an accelerated basis over the vesting period of the option or warrant, typically four years for employee option grants, or the period of the related service agreement with respect to equity issuances to strategic investors and members. Total deferred stock compensation in connection with options issued to employees was $5.6 million as of December 31, 1999. Additional deferred stock compensation will be recorded for future grants made prior to our initial public offering and additional stock-based charges will be recorded for warrants, issuance of common stock to our strategic investors and stock awards made subsequent to December 31, 1999. Consequently, we will record significantly higher stock-based charges in 2000 than we recorded in 1999 related to the amortization of deferred compensation and other stock-based charges. See notes 9 and 10 of notes to financial statements for further discussion regarding the accounting treatment for stock-based charges. In 2000 and 2001, we expect to amortize stock-based charges of:

                                                          EXPECTED AMORTIZATION
                                                             OF STOCK-BASED
                     QUARTER ENDING                              CHARGES
                     --------------                       ---------------------
                                                             (IN THOUSANDS)
March 31, 2000..........................................         $19,194
June 30, 2000...........................................          12,483
September 30, 2000......................................           8,993
December 31, 2000.......................................           6,655
March 31, 2001..........................................           4,895
June 30, 2001...........................................           3,488
September 30, 2001......................................           2,313
December 31, 2001.......................................           1,305

     The remaining unamortized stock-based charges would be $1.3 million for the year ended December 31, 2002, and $316,000 for the year ended December 31, 2003.

     We have a limited operating history that makes it difficult to forecast our future operating results. Consequently, we believe that period to period comparisons of our historical results are not meaningful and should not be relied on as indicators of future performance. We incurred net losses of $10,000 in 1997, $465,000 in 1998 and $14.7 million in 1999. At December 31, 1999, our accumulated deficit was $14.7 million. As a result of our stock-based charges and other operating expenses relating to the growth of our business, we expect our net loss and net loss attributable to common stockholders to increase significantly. In addition, we expect the rate at which future losses will be incurred will increase significantly from current levels. We will need to generate significant additional revenues to achieve and maintain profitability in the future.

     As of December 31, 1999, we had federal and state net operating loss carryforwards of approximately $10.2 million to offset future taxable income. If not utilized, the federal and state net operating loss carryforwards will expire beginning in 2018 and 2003, respectively. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided under the Internal Revenue Code. The annual limitation may result in the expiration of our net operating losses and credits before they can be used. It is possible that such a change may have already occurred or could occur as a result of this offering. See note 7 of the notes to our financial statements for further discussion on net operating loss carryforwards.

RESULTS OF OPERATIONS

     The following table sets forth our statements of operations data in dollars for the periods indicated. The data has been derived from the financial statements contained elsewhere in this prospectus. The operating results for any period should not be considered indicative of results for any future period.

                                                         YEARS ENDED DECEMBER 31,
                                                         -------------------------
                                                         1997    1998       1999
                                                         ----    -----    --------
                                                              (IN THOUSANDS)
Revenues...............................................  $ 31    $  34    $    127
Cost of revenues (excluding stock-based charges of $0,
  $0 and $103).........................................     2        3         516
                                                         ----    -----    --------
Gross profit (loss)....................................    29       31        (389)
Operating expenses:
  Technology costs (excluding stock-based charges of
     $0, $0 and $1,007)................................     1       20       4,795
  Sales and marketing (excluding stock-based charges of
     $0, $375 and $1,166)..............................    10       28       3,337
  General and administrative (excluding stock-based
     charges of $0, $0 and $1,390).....................    28       78       3,097
  Stock-based charges..................................    --      375       3,666
                                                         ----    -----    --------
     Total operating expenses..........................    39      501      14,895
                                                         ----    -----    --------
Operating loss.........................................   (10)    (470)    (15,284)
Interest and other income, net.........................    --        5         541
                                                         ----    -----    --------
     Net loss..........................................  $(10)   $(465)   $(14,743)
                                                         ====    =====    ========

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

REVENUES

     Revenues increased from $31,000 in 1997, to $34,000 in 1998 and to $127,000 in 1999. The increase in 1999 was due to commissions derived from the World Chemical Exchange and Corporate Trading Rooms, for which we began charging in October 1999.

COST OF REVENUES

     Cost of revenues increased from $2,000 in 1997, to $3,000 in 1998 and to $516,000 for 1999. The increase from 1998 to 1999 was primarily due to expenses incurred in establishing a customer service department in July 1999 that controls, monitors and facilitates the execution of trades on our marketplace.

OPERATING EXPENSES

     Technology costs. Technology costs increased from $1,000 in 1997, to $20,000 in 1998 and to $4.8 million in 1999. The increase from 1998 to 1999 was primarily due to an increased number of personnel and related expenses associated with the establishment of an engineering and development workforce, which increased from zero as of December 31, 1998 to 24 as of December 31, 1999. The remainder of the increase was due to fees paid to consultants for developing the content of our web site and structure of our data bases. At December 31, 1999 we had capitalized web site development costs of $423,000, net of amortization.

     Sales and marketing. Sales and marketing expenses increased from $10,000 in 1997, to $28,000 in 1998 and to $3.3 million in 1999. The increase from 1998 to 1999 was primarily

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

attributable to an increased number of personnel and related expenses associated with the increase in the number of sales and marketing employees, which increased from one as of December 31, 1998 to 26 as of December 31, 1999. The remainder of the increase was attributable to costs of customer acquisition, advertising and promotion.

     General and administrative. General and administrative expenses increased from $28,000 in 1997, to $78,000 in 1998 and to $3.1 million in 1999. The increase from 1998 to 1999 was primarily attributable to an increase in the number of finance, business development, accounting, legal and human resources personnel which increased from two as of December 31, 1998 to 13 as of December 31, 1999. The remainder of the increase was due to professional fees and facility costs.

     Stock-based charges. Stock-based charges for the year ended December 31, 1998 increased from $375,000 in 1998 to $3.7 million in 1999. There were no stock-based charges for 1997. The increase was due to charges associated with stock awards and option grants issued to employees and consultants.

     Interest and other income, net. Interest and other income, net increased from $5,000 for the year ended December 31, 1998 to $541,000 for the year ended December 31, 1999. The increase in other income was primarily due to interest income on cash and cash equivalents and short-term investments.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our operating results for each of the quarters in the year ended December 31, 1999. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements contained in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with the financial statements and the notes to our financial statements appearing elsewhere in this prospectus. These operating results are not necessarily indicative of results of any future period.

                                                        QUARTERS ENDED
                                      ---------------------------------------------------
                                      MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                        1999        1999         1999            1999
                                      ---------   --------   -------------   ------------
                                                        (IN THOUSANDS)
Revenues............................    $   9     $     10      $     1        $   107
Cost of revenues....................       25           88          186            217
                                        -----     --------      -------        -------
Gross loss..........................      (16)         (78)        (185)          (110)
Operating expenses:
  Technology costs..................      336          785        1,469          2,205
  Sales and marketing...............      124          276        1,082          1,855
  General and administrative........      297          646          810          1,344
  Stock-based charges...............      147          965        1,029          1,525
                                        -----     --------      -------        -------
     Total operating expenses.......      904        2,672        4,390          6,929
                                        -----     --------      -------        -------
Operating loss......................     (920)      (2,750)      (4,575)        (7,039)
Interest and other income
  (expenses), net...................       37          (29)         258            275
                                        -----     --------      -------        -------
     Net loss.......................    $(883)    $ (2,779)     $(4,317)       $(6,764)
                                        =====     ========      =======        =======

     Revenues. Revenues decreased in the quarter ending September 30, 1999 as we transitioned our business to operating our World Chemicals Exchange and Corporate Trading Rooms. Revenues for the quarter ended December 31, 1999 increased to $107,000, due to commissions on completed transactions on the World Chemicals Exchange and Corporate Trading Rooms.

     Operating expenses. Operating expenses increased in each quarter in 1999 primarily due to the expansion of our operations and personnel in connection with the development of our business over the year. Our total number of employees increased from 3 as of December 31, 1998 to 70 as of December 31, 1999.

     Interest and other income (expenses), net. Interest and other income (expenses), net increased in the quarter ending September 30, 1999 due to interest derived from cash and short-term investments that resulted from financing activities.

     We believe that quarter-to-quarter comparisons of our revenues and operating results are not necessarily meaningful because of quarterly fluctuations and our limited operating history, and that such comparisons may not be accurate indicators of future performance. The operating results of Internet-based business-to-business companies have in the past experienced significant quarter-to-quarter fluctuation. As a consequence, in future quarters our operating results may fall below the expectations of investors and, as a result, the price of our common stock may fall. A variety of factors, many of which are outside our control, may cause our revenues and results of operations to fluctuate significantly in the future. Our inability to adequately address any of these factors may adversely affect the long-term viability of our business. These factors include:

     - the timing and expense of expanding our operations;

     - our ability to attract new members and retain existing members;

     - the loss of one or more of our key members;

     - changes in our pricing policies;

     - our ability to upgrade our systems and infrastructure without disrupting our operations;

     - our ability to comply with applicable laws and regulations or obtain necessary permits and licenses to operate our business; and

     - costs related to the acquisition of businesses or technologies.

     In addition, we expect to be affected by seasonality in the sales of chemical products. For example, we expect that sales may decline during summer months, particularly in Asian and European markets. Since we earn commissions based on sales of chemical products through our exchange, these seasonal variations in sales may lead to fluctuations in our quarterly operating results. Because we have limited operating results, it is difficult for us to evaluate the degree to which this seasonality may affect our business.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations primarily through the private sales of capital stock. From inception through December 31, 1999, we raised approximately $34.8 million through the sale of preferred stock. As of December 31, 1999, we had $3.2 million in cash and cash equivalents and $20.6 million in short-term investments. Subsequent to December 31, 1999, we have received additional financing of approximately $72.0 million through the issuance of Series D preferred and common stock to strategic investors and members.

     Net cash provided by operating activities in 1997 was $7,000 and net cash used in operating activities in 1998 was $67,000 and in 1999 was $10.2 million, respectively. Net cash used in operating activities in each of these periods was primarily the result of net losses before non-cash charges and increases in other assets, offset by increases in accounts payable accrued liabilities and other liabilities.

     Net cash used in investing activities was $6,000 in 1997, $49,000 in 1998 and $21.6 million in 1999. Net cash used in investing activities in 1999 consisted primarily of the net purchases of short-term investments of $20.6 million. In 1997 and 1998, net cash used in investing activities was due principally to the acquisition of computer equipment and software.

     Net cash provided by financing activities was $3,000 in 1997, $4.0 million in 1998 and $31.2 million in 1999. Net cash provided by financing activities was primarily due to issuance of preferred stock in 1998 and 1999.

     Our capital expenditures to date consist primarily of purchases of computer equipment, furniture and fixtures and leasehold improvements. Although we have no material commitments for capital expenditures, we anticipate an increase in the rate of capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel. We anticipate that capital expenditures for 2000 will be approximately $5.8 million and will include costs associated with the license of enterprise software.

     We believe that the net proceeds from this offering, combined with our cash and cash equivalents, will be sufficient to meet our anticipated liquidity needs for working capital and capital expenditures for at least twelve months from the date of this prospectus. We expect to continue to incur net losses for the foreseeable future and may need additional funds to expand or to meet all of our operating needs after the next twelve months. Our forecast for the period of time through which our financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of the factors described above. If we require additional capital resources to grow our business internally or to acquire complementary businesses, we may seek to sell additional equity or debt securities or secure a bank line of credit. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. We cannot assure you that financing will be available in amounts or on terms acceptable to us.

MARKET RISK DISCLOSURE

     Foreign Currency Exchange Rate Risk. To date, we have not had any revenues denominated in currency other than U.S. dollars. We expect, however, that some future revenues may be derived from international markets and may be denominated in the currency of the applicable market. We incur some expenses in foreign currency, in connection with our foreign branches. As a result, our operating results may become subject to fluctuations in the exchange rates of foreign currencies. We intend to monitor our exposure to currency fluctuations as we expand into international markets and, when appropriate, may use financial hedging techniques to minimize the effect of these fluctuations. However, exchange rate fluctuations could harm our financial results in the future.

     Interest Rate Risk. As of December 31, 1999, we had cash and cash equivalents of $3.2 million and short-term investments of $20.6 million. Our short-term investments will decline in value if market interest rates increase. Declines of interest rates over time would reduce interest income from our short-term investments.

                                    BUSINESS

CHEMCONNECT

     ChemConnect is a leading business-to-business, global marketplace that brings together buyers and sellers of chemical products online, enabling them to transact business over the Internet. The ChemConnect marketplace facilitates transactions in all major categories of chemical products, including petrochemicals, industrial chemicals, plastics and polymers, pharmaceutical inputs, fine and specialty chemicals, industrial gases and agrochemicals.

     Our marketplace includes the World Chemical Exchange, a neutral, secure interactive trading exchange where all members can bid for the purchase and sale of chemical products, and Corporate Trading Rooms, private sessions, in which our Charter and Corporate Members select other members to participate in negotiations. We provide our members with the ability to negotiate and agree on pricing, quantity, delivery, quality and other terms online. Our marketplace is designed to be supported by related services that are intended to make ChemConnect a complete, end-to-end transaction service for the chemicals industry. Current services include industry-specific content, product quality testing and information services. We intend to offer other related services, such as logistics, financial services and wireless capabilities by the end of 2000. We generate revenues primarily from commissions paid on transactions completed through our marketplace.

     As of March 24, 2000, we have over 4,000 member companies, including affiliated entities, from over 100 countries, representing regional and global chemical producers and purchasers, brokers, traders and distributors worldwide. Approximately 1,780 of our members have actually bid for or offered to sell chemical products on our marketplace as of March 24, 2000. We also have 33 Charter Members who hold equity positions in ChemConnect and have named us a preferred third-party exchange for the purchase or sale of selected chemical products. Our Charter Members had aggregate worldwide sales of chemical products in excess of $170 billion in 1998 and accounted for approximately 55% of the chemicals sales of the top 15 chemicals producers worldwide during the same
period. Our Charter Members, who will hold in the aggregate approximately      %
of our shares after the completion of this offering, include:

Abbott Laboratories
Air Liquide Participations
BASF Corporation
Bayer AG
Borealis A/S
BP Amoco (through BP International, Ltd)
Celanese Americas Corporation
CK Witco Corporation
The Dow Chemical Company
DSM N.V.
Eastman Chemical Company
EniChem S.p.A. (through ENA North America
  Corp.)
GE Plastics, a division of the
  General Electric Company
  (through the General Electric
  Equity Investments, Inc.)
The Geon Company
Huntsman Corporation
Hyundai Corporation
Imperial Chemical Industries PLC
Marubeni (through Marubeni America
  Corporation)

Mitsubishi (through Mitsubishi International
  Corporation)
Mitsui (through Mitsui & Co. (U.S.A.), Inc.)
NOVA Chemicals
Occidental Chemical Corporation
Owens Corning
PPG Industries
Praxair, Inc.
Reichhold, Inc.
Repsol YPF
Rohm and Haas Company
SABIC (through Sabic Americas, Inc.)
Solutia, Inc.
Sterling Chemicals, Inc.
Sumitomo (through Sumitomo Corporation of
  America)
Westlake Chemical Corporation

INDUSTRY BACKGROUND

BUSINESS-TO-BUSINESS E-COMMERCE

     According to Forrester Research, Internet-based business-to-business e-commerce in the United States is expected to grow from $109 billion in 1999 to $2.7 trillion in 2004, accounting for approximately 90% of the dollar value of all e-commerce in the United States and 17% of all business trade in the United States by 2004. This projected growth is expected to be fueled by businesses that recognize the Internet as an effective medium to increase revenues, lower transaction costs, improve productivity and communicate more effectively with business partners.

     Forrester Research projects that by 2004 more than half of all business-to-business e-commerce transactions will be conducted through electronic marketplaces. As business-to-business e-commerce grows, industry-specific, or "vertical", online marketplaces are achieving increasing acceptance. We believe industries that will most quickly adopt online marketplaces exhibit the following characteristics:

     - fragmented marketplaces;

     - complex supply chains with inefficient purchasing and selling processes;

     - large product selections with standard, easily definable product characteristics;

     - inefficient price discovery; and

     - significant need for timely market information.

THE GLOBAL CHEMICALS INDUSTRY

     The global chemicals industry, including petrochemicals, industrial chemicals, plastics and polymers, pharmaceutical inputs, fine and specialty chemicals, industrial gases and agrochemicals, is a $1.6 trillion annual global market. The chemicals industry supply chain is comprised of chemical producers, who are also significant buyers of chemical inputs for their production processes, as well as distributors, traders, brokers and end users. In addition to buyers and sellers of chemical products, other critical components of the supply chain include logistics, financial services and other ancillary services. The diagram below illustrates the steps involved in a typical transaction within this supply chain:

              [TRADITIONAL CHEMICAL INDUSTRY TRANSACTION PROCESS]

     The chemicals industry exhibits the following characteristics:

     Global Market. The $1.6 trillion chemicals industry is a truly global market. While the top six chemical producing nations accounted for close to 60% of global chemical production in 1998, nearly every country produces chemicals. The top three chemical producing nations -- the U.S., Japan, and Germany -- accounted for an estimated 24%, 14% and 7% of global output, respectively, in 1998.

     Fragmented Market with No Centralized Exchange. The market for chemicals is significantly fragmented and lacks a centralized marketplace to support the purchase and sale of chemical products. For example, the top 50 sellers of chemicals accounted for only 12% of global chemicals sales in 1998. In addition, chemical products are used by virtually every manufacturing industry, including, among others, pulp and paper, textiles, food, healthcare, cosmetics and personal care products, construction products, electronics, and paints and coatings.

     Inefficient Purchasing and Selling Processes. The traditional process for buying and selling chemicals is both labor and time intensive, requiring significant person-to-person phone and fax-based communication and negotiation. Generally, buyers must identify and contact multiple potential suppliers, distributors or traders, determine product availability and proposed pricing, negotiate with potential suppliers, and arrange for logistics, product quality testing and financial services. This process can take anywhere from several days to several months to complete.

     Lack of Spot Market Liquidity. The chemicals industry is a highly capital intensive, cyclical industry in which buyers typically purchase a high proportion of their requirements through long-term contracts. While this ensures against supply outages, these long-term contracts limit the ability of buyers and sellers to react to changing market conditions and supply needs. Consequently, there is a need for a liquid spot market with transparent pricing to enable buyers and sellers to meet their supply and demand needs in a timely and efficient manner.

     Definable Products. Products in the chemicals industry have easily identifiable specifications, such as color and purity, that are well understood and accepted in the industry.

     Lack of Readily Available Market Price Information. Unlike transactions in publicly-traded commodity products, such as pork bellies, oil and precious metals, historically there has been no centralized exchange where a broad range of chemical products are traded. Accordingly, buyers and sellers have no readily accessible source of information for determining the current market prices for chemicals in which they wish to transact. Traditionally, market information has been discovered through third-party reports based on telephone surveys or through direct interaction with suppliers and traders and is limited to a relatively small number of products and survey points.

     The global, fragmented and inefficient nature of the chemical supply chain creates the need for a business-to-business, e-commerce marketplace that streamlines procurement methods, improves industry participants' sales and marketing channels, improves access to information and reduces supply chain inefficiencies. Both buyers and sellers would benefit from a solution that provides a liquid, neutral and independent marketplace.

THE CHEMCONNECT SOLUTION

     ChemConnect is a leading business-to-business, global marketplace that brings together buyers and sellers of chemical products to transact business over the Internet. We have developed the ChemConnect marketplace, which includes the World Chemical Exchange and Corporate Trading Rooms, to enable buyers and sellers of chemical products to execute real-time, complex transactions. Our members engage in negotiations covering multiple parameters, such as price, quantity, delivery, quality and credit terms. We have also recently introduced a number of value-added services, including industry-specific content, product quality testing and information services and market and product alerts via e-mail. In an effort to provide a complete, end-to-end solution, in the near future we intend to add other services, such as logistics, financial services and wireless capabilities. Our marketplace provides the following benefits:

     Access to a Global Marketplace. Approximately 62% of our members are located outside of the United States. This global membership base provides both buyers and sellers of chemicals with access to markets worldwide. For example, a United States-based seller of methanol that has traditionally been limited by a United States-based sales force may use our marketplace to locate new buyers of methanol in Europe. Similarly, a South American-based buyer of methanol may use our marketplace to locate less expensive methanol suppliers in Asia. We believe that global reach is essential to building critical mass and providing value to all buyers and sellers in the ChemConnect marketplace.

     Increased Liquidity. ChemConnect's marketplace provides a centralized forum where our members can quickly and efficiently identify, contact and transact with a large number of market participants. As efficiencies are realized, we expect trading volume to increase significantly, thus providing our members with the ability to analyze market conditions real-time and to rapidly transact on our exchange in order to react to market conditions. We believe that this increased liquidity will allow buyers and sellers to improve capacity utilization and inventory management.

     Independent, Neutral Trading Environment. The chemicals industry is characterized by complex and often contradictory relationships where industry participants are often trading partners as well as competitors. In this context, we believe that any successful online marketplace must be operated independently of chemical industry participants and be neutral with respect to its members and their transactions. The ChemConnect business model is designed to provide this independence and neutrality. We zealously protect the confidential information derived from our members and have adopted policies and procedures to avoid favoring any member over another. Although we are responsive to our members' needs in further developing the ChemConnect marketplace, our approach is to maintain absolute independence over our business and neutrality with respect to all of our members and their transactions.

     In-Depth Market Information. The World Chemical Exchange will enable us to provide our members with aggregated market information that currently cannot be accessed through other services. All information is managed by ChemConnect to protect the proprietary nature of our members' individual transactions. Additionally, our relationships with prominent sources of information within the chemicals industry, including ChemicalWeek, Chemical Marketing Associates, Inc. (CMAI) and Reuters, provide our members with information to facilitate rapid and accurate decision-making. Our My ChemConnect and Alerts services allow our members to personalize their user-interfaces to include only the information that is relevant to their preferences and transaction histories.

     Cost-Effective, Integrated Solution. To access the ChemConnect marketplace, our members require only Internet access and a web browser. There is no need for additional expensive customized software or hardware. In addition to providing a low cost solution, our 28-person internal technology team is committed to enhancing and streamlining the ChemConnect marketplace. We have designed our solution to emulate and improve upon the existing workflow and practices of our members. For example, we are actively building an online integration capability between the World Chemical Exchange and our members' enterprise resource planning (ERP) systems. We intend to develop transaction standards and further integrate our members' supply chains into our marketplace.

     More Efficient Transaction Processes. Our marketplace automates the current manual, paper-based business processes by eliminating the need for face-to-face visits, phone calls and faxes to connect with a prospective buyer or seller. More efficient transaction processes reduce overhead costs and transaction times.

BUSINESS STRATEGY

     Our objective is to be the leading online marketplace for buyers and sellers of chemical products and services. Our strategies to achieve this objective include the following:

     Continue to Build Membership and Liquidity. To build liquidity, we will continue to concentrate our efforts on attracting new members through a targeted sales and marketing effort, including direct training and development services. We will also continue to work with our members through our marketing, sales and customer service organizations to accelerate the use of our marketplace by our members. As our membership grows and trading increases, we believe that our approach will provide our members with significant product liquidity in all major chemicals categories.

     Create a Network Effect. We believe that our efforts to build greater liquidity will result in industry participants increasingly viewing ChemConnect as the primary marketplace within the chemicals industry. We intend to create a network effect, where the value of our marketplace increases with the addition of each new member. We also believe that as members integrate into our marketplace, the on-going benefits they derive and the costs of switching to alternatives will encourage them to continue to use ChemConnect.

     Capitalize on our Base of Charter Members to Build the ChemConnect
Brand. We plan to capitalize on our position as the first company to bring together buyers and sellers of chemical products over the Internet. We have successfully attracted 33 Charter Members, each of whom has made an equity investment in ChemConnect and selected us as a preferred third-party trading exchange. We believe that the momentum provided by our current membership will attract additional participants to our marketplace and position us as the leading online marketplace for chemical products. In addition, we host an e-Commerce Roundtable for our Charter Members where trends and observations about the impact of e-commerce on the chemicals industry are discussed. We believe that this form will help build consensus between ChemConnect and its Charter Members on enhancements to the ChemConnect marketplace as well as establish industry standards for conducting e-commerce.

     Increase Offerings. We believe that there is a significant market opportunity to extend the scope and features of our marketplace, and we are actively working with our members to identify and analyze these extensions and features. To support trading on the World Chemical Exchange and in Corporate Trading Rooms, we recently began providing our members with industry-specific content, product quality testing and information services. We currently have relationships with Andersen Consulting, WorldWideTesting.com and webMethods, and we intend to strengthen and broaden these relationships in order to provide the features and functionality that buyers and sellers of chemical products require. We intend to add additional products and services, such as logistics, financial services and wireless capabilities. We believe that these additional products and services will assist us in providing end-to-end, seamless transaction capabilities, resulting in greater cost savings and efficiencies for our members.

     Rapid New Product Development and Deployment. We work closely with our Charter Members to define, develop and introduce new offerings using an iterative development process and rapid prototyping. We utilize rigorous testing and well defined deployment procedures whenever we introduce new functionality. This results in ongoing innovation and rapid development and implementation of products that meet our members' needs.

     Continue to Expand Internationally. Because of the global, fragmented nature of the chemicals industry, we recognize the need to leverage our brand, technology and relationships to further penetrate this market. For this reason, we have established offices in North America, Europe and Asia and have aggressively pursued industry leaders in these regions to stimulate activity in the ChemConnect marketplace. We will continue to open offices in strategically important regions and hire individuals with the requisite knowledge, experience and relationships to establish our presence internationally.

     Aggressively Pursue Acquisition Opportunities. We intend to aggressively pursue acquisition opportunities and relationships with leading technology, e-commerce, content and chemical organizations. We intend to increase the adoption of the ChemConnect marketplace, broaden the scope of our content and services, extend our technology and secure additional marketing resources.

THE CHEMCONNECT MARKETPLACE

     The ChemConnect marketplace includes the World Chemical Exchange and Corporate Trading Rooms, through which our members purchase and sell chemical products online through real-time, multi-parameter negotiations. We believe that a complex, multi-parameter transaction, such as the purchase and sale of industrial chemicals, cannot be staged in a simple auction where price or any other variable is the sole determinant of the outcome. For this reason, members are not required to accept any offer or bid based on any particular term.

     Our marketplace is supported by complementary services such as industry-specific content, product quality testing and information services. We intend to offer other related services, such as logistics, financial services and wireless capabilities by the end of 2000 to enable us to provide our members with an end-to-end, comprehensive marketplace for the trading of chemical products.

THE WORLD CHEMICAL EXCHANGE

     The exchange floor of the World Chemical Exchange provides an online destination where members can engage in multi-parameter negotiations covering price, quantity, delivery, quality and credit terms for the purchase and sale of chemical products. Activity on the exchange floor of the World Chemical Exchange is anonymous with regard to the identity of participating members. However, a profile indicating a bidder's size and geographic region is available to assist in evaluating a trading partner. In addition, some of our members have been assigned ratings which are designed to convey information on their size and creditworthiness.

     The transaction process available to members includes the following steps:

     Search and Sort. Members can search through bid and offer postings and access areas dedicated to individual products and product categories. Currently, search results on the World Chemical Exchange are sorted alphabetically by product name and can be sorted further by shipping terms and expiration date. New postings (submitted within the past 24 hours) are labeled separately, allowing members to monitor recent activity. Members can view both bids and offers for selected products on a single screen, enabling them to monitor trading activities.

     Post. Members can host a transaction by posting their buy or sell needs on the World Chemical Exchange. A posting includes a set of predefined characteristics, including product name, price, volume, grade, shipping terms, payment terms and posting expiration date.

     Counter. Members interested in a specific posting on the World Chemical Exchange may initiate negotiation with the host by submitting a counter bid on any of the negotiable parameters. The host then has the option of responding with another counter. This process of countering continues until one of the negotiating parties either accepts or declines the other party's most recent counter, withdraws their own counter or the posting expires.

     Decline. All parties have the option to decline a bid, offer or counter at any time.

     Accept. A member can, at any time, accept the terms offered. At this point, the negotiation stage of the transaction is then complete. The buyer and seller then receive confirmation of the accepted transaction from ChemConnect and the identities of the buyer and seller are revealed to each other.

     Settle the Transaction. After the transaction is accepted, the buyer and seller are responsible for product delivery and financial settlement. By the end of 2000, we intend to make services available that will allow either party to make an online request for a third-party service provider to manage the logistics or the financial settlement of the transaction.

CORPORATE TRADING ROOMS

     Corporate Trading Rooms allow our Charter and Corporate Members to invite other members, selected by the Corporate Trading Room host, to participate in private negotiating sessions. While the host knows the identity of the bidders in a Corporate Trading Room, and the bidders know the identity of the host, the bidders themselves do not know the identity of the other bidders. At a scheduled time, using a private web address, the host member posts a product for purchase or sale, and the invited members post bids or offers on a set of terms, including price, quantity, delivery, quality and credit terms determined by the host.

     In a Corporate Trading Room, the host is a silent observer while the invited members place bids within the allotted time period, generally one hour. If there is activity during the final five minutes of a trading session, then an automatic time extension of five minutes is added, allowing all Corporate Trading Room participants time to evaluate whether they want to bid or offer again. These time extensions continue for as long as bidding activity occurs during the final moments of a trading session. After the completion of the initial time period and any time extensions, the host is given the flexibility to choose which offer or multiple offers for smaller quantities to accept.

INFORMATION AND PERSONALIZATION SERVICES

     My ChemConnect. My ChemConnect is a chemicals industry information portal that allows our members to create a personalized view of chemical industry news and other content. Currently, ExchangeWatch is a feature of My ChemConnect that provides a view of the World Chemical Exchange and its current postings. In addition, industry news from sources such as Chemical Week Associates, Reuters and CNN is provided, as well as a variety of other information services including stock quotes, weather and Internet search facilities. We intend to provide valuable and personalized chemical industry information for our members so that they will choose to make My ChemConnect their default home page.

     My Account. My Account provides members with a single interface to view their current and historical activity on the World Chemical Exchange. Specifically, the information on a My Account page includes the member's active offers, requests and bids, a history of previous postings by the member and any recent activity in the marketplace that would be of interest.

     Alerts. Members can subscribe to Alerts, a personalized daily e-mail service that provides notification about activity in the ChemConnect marketplace in products pre-selected by the member. This feature enables members to monitor relevant activity on the World Chemical Exchange simply by checking their e-mail.

     Company Ratings. Our ratings system assists our members in evaluating the relative size and potential credit-worthiness of other members. Although we make no representation concerning the credit-worthiness of our members, our membership committee screens member applications, and our ratings system assists members in their own evaluation. All Corporate and Charter Members are awarded a gold "corporate" rating. In addition, our system awards silver "accredited" ratings based on such factors as internal member revenue and transaction history. Postings from rated companies are identified by a gold or silver star next to that member's posting on the exchange.

     E-mail Notification. When an action is taken in the ChemConnect marketplace that affects a member's posting, offer, request or bid, that member will automatically receive an e-mail describing what has taken place.

MEMBERS AND CHARTER MEMBERS

     We have three levels of membership: Charter Members, Corporate Members and Individual Members. To date, our members include over 4,000 companies, and their affiliated entities, representing regional and global chemical producers and purchasers, traders and distributors from over 100 countries. Of these member companies, as of March 24, 2000, approximately 1,780 have posted or bid, resulting in 78 completed transactions.

     Charter Members. We have 33 Charter Members. Each Charter Member has made an equity investment in ChemConnect and has designated us as a preferred third-party exchange for the purchase or sale of selected chemical products. There is no other cost associated with becoming a Charter Member. Our Charter Members had aggregate worldwide sales of chemical products in excess of $170 billion in 1998 and accounted for approximately 55% of the chemicals sales of the top 15 chemical producers worldwide during the same period. Our Charter
Members, who will hold in the aggregate approximately      % of our shares after
the completion of this offering, include:

Abbott Laboratories                            Marubeni (through Marubeni America
Air Liquide Participations                     Corporation)
BASF Corporation                               Mitsubishi (through Mitsubishi International
Bayer AG                                       Corporation)
Borealis A/S                                   Mitsui (through Mitsui & Co. (U.S.A.), Inc.)
BP Amoco (through BP International, Ltd)       NOVA Chemicals
Celanese Americas Corporation                  Occidental Chemical Corporation
CK Witco Corporation                           Owens Corning
The Dow Chemical Company                       PPG Industries
DSM N.V.                                       Praxair, Inc.
Eastman Chemical Company                       Reichhold, Inc.
EniChem S.p.A. (through ENA North              Repsol YPF
  America Corp.)                               Rohm and Haas Company
GE Plastics, a division of the General         SABIC (through Sabic Americas, Inc.)
Electric                                       Solutia, Inc.
  Company (through the General Electric        Sterling Chemicals, Inc.
  Equity Investments, Inc.)                    Sumitomo (through Sumitomo Corporation
The Geon Company                               of America)
Huntsman Corporation                           Westlake Chemical Corporation
Hyundai Corporation
Imperial Chemical Industries PLC

Charter Members receive a number of benefits, including:

     - dedicated customer service and sales people as well as on-site training for employees;

     - participation at quarterly ChemConnect hosted e-Commerce Roundtable events;

     - monthly reports detailing their company-wide activity on the exchange;

     - the use of Corporate Trading Rooms; and

     - ChemConnect participation in co-marketing efforts to targeted business partners.

     Corporate Members. All of our Corporate Members are major chemicals producers or buyers with over $250 million in revenues. Corporate Members receive a similar level of benefits as Charter Members, however they are not investors and cannot participate in the ChemConnect e-Commerce Roundtable. There is no cost associated with becoming a Corporate Member. Our Corporate Members currently include:

Asahi Glass                                  LG Chemical
Ashland Distribution                         Nichimen
Ashland Specialty Chemical                   Olin Chlor Alkali Products
Beaumont Methanol, LP (Terra)                Omnova Solutions, Inc.
Coastal Corp.                                Orica Australia Limited
Formosa Plastics                             Rhodia
GAF                                          Sinochem Hebei (Tianjin) I/E Corp.
Georgia Pacific                              SOPO (USA)/Jiangsu SOPO
Griffin LLC                                  Texas Petrochemical Corporation
Hanwha Int'l Corp.                           Trammochem AG
Hitachi Chemical                             Union Carbide
Hyosunet Corporation                         Vinmar
ICC Industries Inc.                          Voest-Alpine
International Speciality Products            Vulcan Chemicals
ISP                                          World Services/Tyco
J.M. Huber Corporation

     Individual Members. We classify our non-Charter and non-Corporate Members as Individual Members who have the ability to transact on the World Chemical Exchange. There is no cost associated with becoming an Individual Member.

     In 1999, the Dow Chemical Company accounted for 31% of our total revenues.

STRATEGIC RELATIONSHIPS

     In any transaction to buy or sell chemical products, entering into and completing the transaction requires a variety of services, including information, logistics and financial settlement. Our goal is to provide our members with the services necessary to complete the overall transaction process in a seamless manner. We believe that establishing strategic relationships with leading providers of these services and providing these services to our members will stimulate transaction volume by creating greater transactional efficiency. We anticipate additional revenue opportunities as we share in the revenues earned by the service providers. Currently, we have, or are negotiating, strategic relationships in the following areas:

     Information and Data Services. Our information and data services, including environmental, health and safety, as well as other product data, are provided to our marketplace by:

     - ChemicalWeek. Chemical Week Associates is a leading information publication serving the global chemicals industry and is an investor in ChemConnect. In February 2000, we began incorporating weekly industry-specific content from Chemical Week Associates onto My ChemConnect. Specifically, Chemical Week Associates has created a chemical industry online headline news service for us by furnishing 20 news items every week. These items consist of a news headline and a summary on our website with a link back to ChemWeek.com for the full story. Under this agreement, we have been granted a non-exclusive, royalty-free license to use Chemical Week Associates' content. We have a one year renewable agreement with Chemical Week Associates.

     - Chemical Marketing Associates, Inc. (CMAI). CMAI, a leading petrochemical consulting and market research firm, provides us with access to their petrochemical database. Their database enables us to target and contact companies based on the products they supply and use. As part of this arrangement, CMAI has agreed to continuously display our logos on their website and provide hyperlinks from their website to ours, as well as to promote us through a variety of channels, including the issuance of joint press releases and ChemConnect endorsements at seminars and conventions. In addition to these services, in the future CMAI will provide product and industry-related content to our marketplace on a regular basis. CMAI has agreed not to enter into a similar arrangement with any e-commerce company that competes with our online trading systems for chemicals. CMAI has made an equity investment in us.

     Product Quality Testing and Sampling Services. We have an agreement with WorldWideTesting.com to provide product quality testing, certification and sampling services in a secure environment for our members. WorldWideTesting.com has a global network of leading independent laboratories that are able to perform a broad range of tests to meet our members' needs. In February 2000, we established an electronic linkage between WorldWideTesting.com and our marketplace that allows our members to navigate back and forth between the two sites in order to order tests, see test results and request additional services.

     Logistics Services. We have recently entered into relationships to offer a variety of logistics services to our members through the following providers:

     - Optimum Logistics. Optimum Logistics has agreed to use their proprietary software, Translink, to provide our members with an Internet-based logistics management and operating system for processing shipping requests, evaluating the costs of different shipping options, arranging freight and documentation services, tracking in-route shipments and providing alerts if problems arise. We will share service revenues generated by Optimum Logistics through our marketplace.

     - BDP International. BDP International, a leading freight forwarder for the chemical industry, has agreed to provide freight forwarding and document management services to our members. We will share service revenues generated by BDP International through our marketplace.

     Financial Services. We intend to supply a wide range of financial services to our marketplace through third-party service providers. These services will initially include letters of credit, payment guarantees, foreign exchange services, trade financing, escrow services and other financing and insurance products.

     Technology and Other Services. We believe that continuing to establish strategic relationships with leading providers of services and technology that are complementary to the ChemConnect marketplace will play an integral role in our ability to provide a comprehensive trading exchange that enables seamless and efficient transactions. We currently have the following relationships:

     - Andersen Consulting. Andersen Consulting is an investor in ChemConnect and provides us with a number of services, including technology development and management consulting in the areas of marketing, organizational design and business strategy.

     - webMethods. webMethods is a provider of software solutions for business-to-business integration. They provide the infrastructure that enables business-to-business marketplaces to connect customers, suppliers and partners. We have entered into an agreement with webMethods to provide XML-based application integration.

SALES, MARKETING AND CUSTOMER SERVICE

     We market and sell our services through a coordinated effort of sales, marketing and customer service. Our primary focus is on early adoption of our marketplace by our Charter and Corporate Members. However, we also use targeted marketing efforts to continue to grow our membership. We have deployed technology to reach our customers, including customer relationship management systems, web-based training tools, purchased and internally developed databases and personalized e-mail campaigns. In addition, our Sales, Marketing and Customer Service organizations work together in e-Transaction Teams. e-Transaction Teams drive bidding activity around active postings by generating a list of prospective bidders and contacting these prospects through a combination of direct marketing, e-mail and telesales.

     Sales. Our direct sales approach uses dedicated global account teams that follow a key account planning process to drive adoption of our marketplace. The direct sales team solicits membership and drives activity from our Charter and Corporate Members. Our 42-person sales force is organized around three specific roles:

     - Global Account Managers proactively manage our Charter and Corporate Members to drive early adoption of our marketplace.

     - e-Product Managers with specific product expertise manage targeted chemical products. Their objective is to build liquidity in those target products and increase membership.

     - e-Sales personnel actively monitor postings and other marketplace activity and contact customers via telephone to help close posted transactions.

     Marketing. We have a marketing team of 11 professionals. Our marketing efforts are global, with international media activities supplemented by local media in North America, South America, Europe and Asia. These activities include:

     - Generating overall brand awareness of the ChemConnect marketplace through both traditional offline marketing and online marketing efforts, including public relations, advertising and cooperative marketing efforts by our partners and members.

     - Employing industry marketing directors who develop targeted plans for end-user buying verticals, including plastics, pharmaceuticals, petrochemicals, pulp & paper and agriculture. Our industry marketing directors also implement a variety of targeted industry-specific marketing programs to support our sales effort, including trade shows, seminars, online marketing and speaking engagements.

     - Using direct marketing efforts, such as e-mail alert messaging, to generate bids against product postings. This effort is also supported by outbound telemarketing.

     Customer Service. Our customer service team of 12 professionals is organized to provide dedicated service to our members. Representatives from our customer service team are available 24 hours a day, seven days a week for inbound telephone calls and e-mail messages. In addition to proactively supporting sales by contacting our members to offer support for current transactions, the customer service team plans and manages Corporate Trading Room events. Our customer service managers also provide additional support to our sales organization by participating in face-to-face training of Corporate and Charter Members.

TECHNOLOGY

     Our marketplace is a secure, scalable, robust and Internet-based application that allows us to provide our service to members worldwide from a single location. We currently host our marketplace at Exodus Communications' Santa Clara, California facility and we are in the process of establishing a mirror site hosted by AboveNet in Vienna, Virginia. We utilize industry-proven platforms such as Sun hardware and software, Oracle software, Java and Enterprise Java Beans and Cisco equipment, including PIX firewalls, in order to provide our members with a reliable and secure platform to conduct their transactions. Our marketplace is supported by fully redundant configurations that can sustain partial hardware failures without interruption of service to our members.

     In July 1999, we introduced the first generation (version 1.0) of the World Chemical Exchange. In January 2000, we introduced version 2.0 of the World Chemical Exchange. Since July 1999, we have had six new feature and product enhancement releases. Our marketplace utilizes an object-oriented, multi-tier and component-based architecture to allow our team of 28 engineering professionals to quickly and efficiently take advantage of new technologies and integrate with the systems of our members and strategic partners. This also allows us to rapidly integrate other applications to support our marketplace, including enterprise resource planning and logistics systems. This architecture enables us to rapidly deploy additional servers in order to scale to serve our global customer base.

     We control access to our marketplace through various security mechanisms including authorization, firewalls, digital certificates, and extensive authentication procedures. Our technology is designed to ensure that our members' privacy is protected and that members may only access areas of our marketplace to which they have been granted access.

COMPETITION

     The market for business-to-business online commerce is emerging rapidly. While competition exists today, due to the size of our addressable market and the relatively low barriers to entry, it is expected to significantly increase in the future. We face competition from three primary sources: non-chemicals industry companies offering solutions for the chemicals industry, industry participants who develop e-commerce solutions either by themselves or in conjunction with other industry participants, and enterprise software companies that currently offer or may expand into alternative e-procurement solutions.

     Competitors who are primarily focused on e-commerce solutions for the chemicals industry include CheMatch, ChemCross, Commerx, Inc., e-Chemicals, fobChemicals, ChemPoint, ChemUnity, Cheop, FreeMarkets, MeetChina, Ventro, VerticalNet and XSChem. Our competition also includes large, established chemical producers and distributors who are developing their own e-commerce solutions including recently formed consortiums of producers, including Envera, a recently announced consortium of producers. Additionally, emerging enterprise software companies including Ariba, Commerce One, i2i, SAP and Oracle could further develop their offerings to link our customers in a comprehensive network. Furthermore, alliances and partnerships between competitors are creating an emerging set of new competitors. Some of these companies have longer operating histories, greater name recognition, an established network of potential users and significantly greater financial, technical and marketing resources than we do. In particular, chemical companies can undertake extensive marketing and aggressive pricing campaigns, as well as leverage their existing customer bases.

     Our current and potential competitors may develop superior Internet-based solutions that achieve more rapid adoption than ChemConnect. As a result, we cannot guarantee that we will be able to expand our customer base or retain our current customers. If we are unable to effectively compete against our current and emerging competition, the financial condition of our business would be negatively affected.

     The principal competitive factors that affect our business are the speed with which sufficient product liquidity is attained, the breadth and depth of our membership, the reliability of our solution, the ease of use and convenience of our marketplace and the breadth and depth of our product and service offering. We believe that we compete favorably with respect to each of these factors. If we fail to effectively compete in any one of these areas, we may lose existing members and fail to attract new members. This would have a material adverse effect on our business and results of operations.

INTELLECTUAL PROPERTY

     We rely on a combination of copyright, trademark and trade secret laws and contractual obligations with our employees and third parties to protect our intellectual property rights. We do not currently own any issued patents, and other protection of our intellectual property is limited. Despite our efforts to protect our proprietary rights, it may be possible for a third party to copy or obtain and use our intellectual property without our authorization. In addition, other parties may breach confidentiality agreements or other protective contracts we have entered into, and we may not be able to enforce our rights in the event of these breaches.

     We have entered into confidentiality and invention assignment agreements with our employees and consultants and nondisclosure agreements with our vendors and strategic partners to limit access to and disclosure of our proprietary information. We cannot be certain that these contractual arrangements or the other steps we have taken to protect our intellectual property will prevent misappropriation of our technology. We have licensed in the past, and expect that we may license in the future, some of our proprietary rights, such as trademarks or copyrighted material, to third parties. While we attempt to ensure that the quality of the ChemConnect brand is maintained by these licensees, they may take actions that might hurt the value of our proprietary rights or reputation.

     We also rely on technologies that we license from third parties, such as Sun, Oracle, Cisco, webMethods and EpiCentric. These third-party technology licenses may not continue to be available to us on commercially reasonable terms. The loss of any of this technology could require us to obtain substitute technology of lower quality or performance standards or at a greater cost, which could harm our ability to provide our services.

     We have registered ChemConnect as a trademark in the United States and have filed an application for registration in the European Union. We have filed applications in the United States for registration of some of our trademarks and service marks, including World Chemical Exchange, ExchangeWatch, ChemAuction and Corporate Trading Room. We have not filed any patent applications. We may be unable to secure these registered marks. It is also possible that our competitors or others will use marks similar to ours, which could impede our ability to build brand identity and lead to customer confusion. In addition, there could be potential trademark or trade name infringement claims brought against us by owners of other registered trademarks or trademarks that incorporate variations of the term ChemConnect or of the other terms listed above. Any claims or customer confusion related to our trademarks, or our failure to obtain trademark registration, may negatively affect our business.

     Our efforts to protect our intellectual property rights may not prevent misappropriation of our content. Our failure or inability to protect our proprietary rights could substantially harm our business.

GOVERNMENT REGULATION

     We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally and directly applicable to online commerce. However, as Internet use gains in popularity, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws and regulations may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, anti-trust, advertising, intellectual property rights and information security. In addition, because we offer our services worldwide, and we facilitate the sales of goods worldwide, foreign jurisdictions may claim that we are required to comply with their laws and regulations, whether currently in effect or enacted in the future. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could significantly harm our business and ability to provide our services.

     We are also not certain how our business may be affected by the application of existing laws governing issues such as property ownership, intellectual property issues, taxation and export or import matters. The vast majority of these laws were enacted prior to the advent of the Internet, and, as a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws that are intended to address these issues could create uncertainty in the Internet marketplace. This uncertainty could reduce demand for our services, increase our cost of doing business or result in costly and time-consuming litigation.

     Because our business is Internet-based and our services are available in multiple states and foreign countries, other jurisdictions may require that we qualify to do business in those states or foreign countries. We are qualified to do business only in California and are in the process of qualifying in Texas, Pennsylvania and North Carolina. Our failure to qualify to do business in a jurisdiction where we should be qualified could subject us to taxes and penalties. It could also impede our ability to enforce contracts in those jurisdictions.

EMPLOYEES

     As of February 29, 2000, we had 109 full-time employees, 65 of whom were in sales, marketing and customer support, 28 of whom were in product development and information technology and 16 of whom were in general and administrative. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

FACILITIES

     Our principal executive offices are located in San Francisco, California, where we sublease approximately 9,093 square feet under a sublease that expires in December 2001 and lease approximately 1,328 square feet under a lease that expires in October 2000. We also have leases for sales and customer support offices, including a lease for approximately 3,588 square feet in Houston, Texas that expires in August 2002, a month-to-month lease for approximately 3,039 square feet in Newport, Pennsylvania, and a lease for approximately 1,625 square feet in The Republic of Singapore that expires in November 2002.

LEGAL PROCEEDINGS

     We are not aware of any pending legal proceedings against us that, individually or in the aggregate, would have a material adverse effect on our business, results of operations or financial condition. We may in the future be a party to litigation arising in the course of our business, including claims that we allegedly infringe third-party trademarks and other intellectual property rights. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Our executive officers, directors and key employees, their ages and the positions held by them, as of March 1, 2000 are as follows:

                NAME                  AGE                        POSITION(S)
                ----                  ---                        -----------
John F. Beasley.....................  36    Chairman of the Board and Chief Executive Officer
Philip J. Ringo.....................  58    President, Chief Operating Officer and Director
Robert E. Drury.....................  53    Chief Financial Officer
Michael K. Eckstut..................  48    Senior Vice President, Business Development
Linda Stegeman......................  41    Senior Vice President, Marketing
Raj Bhargava........................  43    Senior Vice President, Product Planning & Engineering
Patrick van der Valk................  36    Vice President, Online Marketing and Corporate
                                            Secretary
James A. Hall, Jr...................  37    Vice President, Product Management
Gary Cofran.........................  56    Vice President, Worldwide Sales
Joseph Morrissey....................  44    Vice President, Customer Service
Thomas Baruch.......................  61    Director
Christopher J. Schaepe..............  36    Director
William P. Tai......................  37    Director
J. Lawrence Wilson..................  64    Director

     JOHN F. BEASLEY has served as our Chief Executive Officer since our founding and is the Chairman of the Board of ChemConnect, Inc. From 1994 to 1998, Mr. Beasley was Vice President of Mergers and Acquisitions at First Physician Care, a physician management company. From 1990 to 1994, he was a Management Consultant with Ernst and Young of Atlanta, Georgia. From 1986 to 1990, Mr. Beasley was Chief Financial Officer and Controller of Talbott Recovery Systems of Atlanta, Georgia. Mr. Beasley received a baccalaureate in Finance from Georgia State University.

     PHILIP J. RINGO has served as our President and Chief Operating Officer since March 1999 and is a Director of ChemConnect, Inc. From 1995 to 1999, Mr. Ringo was President and Chief Executive Officer of Chemical Leaman Tank Lines, a bulk chemical transportation company. From 1992 to 1995, Mr. Ringo was President of The Morgan Group, Elkhart, Indiana. From 1988 to 1992, he was Chief Executive Officer of Energy Innovations of Dayton, Ohio. From 1971 to 1988, Mr. Ringo was Chief Executive Officer of ATE-Ryder and its predecessor companies ATE-Enterprises and ATE Management. He began his business career as an associate with McKinsey and Company. Mr. Ringo also serves as a Director of Genesee, Wyoming Industries and Quality Distribution, Inc. Mr. Ringo received a baccalaureate in English from Princeton University and an M.B.A. from Harvard University.

     ROBERT E. DRURY has served as our Chief Financial Officer since January 2000. From 1995 to 1998, Mr. Drury was Senior Vice President and Corporate Treasurer of Sodexho Marriott Services, Inc., and Chief Financial Officer of Sodexho U.S. From 1984 to 1994, Mr. Drury served as Chief Financial Officer, Leisure International Sector for Aramark, Inc. From 1980 to 1984, Mr. Drury was Chief Financial Officer of FMC's Agricultural Chemicals Group. Mr. Drury also serves as a member of the Board of Directors of ImageMax, Inc. Mr. Drury received a B.S. in Industrial Engineering from Lafayette College and an M.B.A. in Finance and International Business from New York University.

     MICHAEL K. ECKSTUT has served as our Senior Vice President, Business Development since October 1999. From 1993 to 1999, Mr. Eckstut headed the chemicals practice at A.T. Kearney, Inc, a consulting company. Mr. Eckstut received a B.S. and M.S. in Chemical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Harvard University.

     LINDA STEGEMAN has served as our Senior Vice President, Marketing since June 1999. From 1995 to 1999, Ms. Stegeman was Vice President, Marketing at Lucent Technologies Octel Messaging

Division. Ms. Stegemen received a baccalaureate from the University of Michigan Business School and an M.B.A. from the University of Southern California Graduate School of Business.

     RAJ BHARGAVA has served as our Senior Vice President Product Planning and Engineering since July 1999. From 1993 to 1999, Mr. Bhargava held various executive positions including President and Chief Executive Officer of Trade Reporting & Data Exchange, an information management company. From 1981 to 1993 Mr. Bhargava held various development and management positions with Hewlett-Packard. Mr. Bhargava received a B.S. from BHU Institute of Technology, an M.S. from Pennsylvania State University and an M.B.A. from the University of Michigan.

     PATRICK VAN DER VALK has served as our Vice President, Online Marketing since May 1999. From 1995 to May 1999 Mr. van der Valk served as Principal of Patrick van der Valk Consulting. Mr. van der Valk received a BSc in Synthetic Chemistry from Van Leeuwenhoek Institut, the Netherlands, and an MSc from York University, Toronto.

     JAMES A. HALL, JR. has served as our Vice President, Product Management since our founding. From 1989 to 1996, Mr. Hall was a director at the Mayo Chemical Company, a chemical manufacturing company. From 1996 to 1997, Mr. Hall served as programming consultant to Nextel, a telecommunications company. Mr. Hall received an M.S. in Electrical Engineering from Georgia Institute of Technology.

     GARY COFRAN has served as our Vice President, Worldwide Sales since June 1999. From 1991 to 1999, Mr. Cofran served as senior vice president for petrochemical and oil products trading at SK Global America. Previously, he spent 20 years as vice president of worldwide chemical trading with Mitsui America. Mr. Cofran also held various positions with Tenneco Oil Company and Jefferson Chemical. Mr. Cofran received a B.S. in Chemical Engineering from Purdue University and an M.B.A. from the University of Texas, and completed the Advanced Management Program at Harvard Business School.

     JOSEPH MORRISSEY has served as our Vice President, Customer Service since June 1999. From 1991 to 1999, Mr. Morrissey was Vice President of Customer Service and Marketing at Chemical Leaman Tank Lines. Prior to that, he was a senior executive at PQ Corporation. Mr. Morrissey received a B.S. in Logistics from Penn State University and an M.B.A. in Executive Management from Wilmington College.

     THOMAS BARUCH has served as a member of our board of directors since August 1999. Since 1988, Mr. Baruch has been General Partner of CMEA Ventures, a venture capital firm. From 1990 to 1996, Mr. Baruch also served as a Special Partner of New Enterprise Associates, a venture capital firm. Prior to forming CMEA Ventures in 1988, Mr. Baruch founded and served as Chief Executive Officer of Microwave Technologies, Inc.. Before that, Mr. Baruch held senior management and venture investment positions at Exxon Corporation, including President of the Materials Division of Exxon Enterprises, Inc. Mr. Baruch currently serves as a member of the board of directors of Alcara BioSciences, Inc., Netro Corp., Physiometrix, Inc., Symyx Technologies, Inc., and several private companies. Earlier in his career, Mr. Baruch worked as a patent attorney. Mr. Baruch received a B.S. in Engineering from Rensselaer Polytechnic Institute and a J.D. from Capital University.

     CHRISTOPHER J. SCHAEPE has served as a member of our board of directors since July 1999. Mr. Schaepe is a General Partner at Weiss, Peck & Greer Venture Partners. Prior to joining Weiss, Peck & Greer Venture Partners in 1991, Mr. Schaepe served in various corporate finance and capital markets roles at Goldman, Sachs & Co. and was a software engineer at IBM Corporation. Mr. Schaepe currently serves as a member of the board of directors of Galileo Technology Ltd., a communications semiconductor company, Quantum Effect Devices, Inc., a communications microprocessor company, Terayon Communication Systems, a broadband access systems supplier, and several privately held companies including CarStation.com and eHealthinsurance.com. Mr. Schaepe received a B.S and M.S. in Computer Science from the Massachusetts Institute of Technology and an M.B.A. from Stanford Business School.

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

     WILLIAM P. TAI has served as a member of our board of directors since December 1998. Mr. Tai has been a general partner and managing director of Institutional Venture Partners, a venture capital firm, since July 1997. From August 1995 to February 1998 he served as founding CEO, and Chairman of the Board until August 1999, of IAsiaWorks, Inc., a pan-Asia Internet solutions provider. From September 1991 to July 1997 he was affiliated with the Walden Group of Venture Capital Funds, a venture capital firm. Mr. Tai also serves on the board of directors of Netergy Networks, Inc., a provider of IP telephony solutions, and several privately held companies including IAsiaWorks Inc., Microtune Inc., and Transmeta Corp. He holds a B.S. in Electrical Engineering from the University of Illinois, and an M.B.A. from the Harvard Business School.

     J. LAWRENCE WILSON has served as a member of our board of directors since January 2000. From 1965 to 1999, Mr. Wilson served in various roles for Rohm and Haas, a global specialty chemical company, including serving as Chief Executive Officer from 1988 to 1999. From 1958 to 1961, Mr. Wilson served as an officer in the United States Navy. Mr. Wilson currently serves as a member of the board of directors of Vanguard Group, Inc., Cummins Engine Company, Mead Corporation and Amerisource Health Corporation. Mr. Wilson received a B.S. in Mechanical Engineering from Vanderbilt University and an M.B.A. from Harvard Business School.

     Our executive officers are appointed by our board of directors and serve until their successors are elected or appointed. There are no family relationships among any of our directors or executive officers.

BOARD COMMITTEES

     We established a compensation committee and an audit committee in February 2000.

     Compensation Committee. Our compensation committee reviews and makes recommendations to our board regarding all forms of compensation provided to our executive officers and directors, including stock compensation and loans. In addition, our compensation committee reviews and makes recommendations on bonus and stock compensation arrangements for all of our employees. As part of the foregoing, our compensation committee also administers our stock plans. Our compensation committee consists of Messrs. Schaepe, Tai and Wilson.

     Audit Committee. Our audit committee reviews our internal accounting procedures and consults with and reviews the audit and services provided by our independent accountants. In addition, our audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. The current members of our audit committee are Messrs. Baruch, Tai and Wilson.

ADVISORY BOARD

     Our advisory board provides guidance and chemical industry expertise. We consult with our advisory board members prior to implementing new products and services, site enhancements and policies. The members of our advisory board include:

     CHARLIE BEINKAMPEN -- Former Director of Glogal Logistics, DuPont Company.

     THOMAS HARRICK -- Former Senior Vice President, Bayer Corporation.

     RALPH KLEIN -- Former President, Petronet International, Inc.

     ARTHUR PEABODY, MBA -- Former Senior Vice President, Union Texas Petroleum.

     GUY SUTHERLAND -- Former Vice President, Phillips Petroleum Company.

     BASIL VASSILIOU, PH.D. -- Former Senior Vice President, Rohm and Haas Company.

     GARY VEURINK -- Vice President Global Purchasing, the Dow Chemical Company.

     BILL WAYCASTER -- President and CEO, Texas Petrochemicals.

     HARRY WHEAT -- Former Vice President, Union Texas Petroleum.

DIRECTOR COMPENSATION

     Our directors do not receive any cash fees for their service on the board of directors or any board committee, but they are entitled to reimbursement for all reasonable out-of-pocket expenses incurred in connection with their attendance at board of directors and board committee meetings. Under our stock option plans directors are eligible to receive stock option grants at the discretion of our board or other administrator of our plans. From time to time, certain directors who are not employees of ChemConnect have received grants of options to purchase shares of our common stock. Following this offering, directors will receive automatic option grants under our 2000 Directors' Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to establishing the compensation committee, our board of directors as a whole performed the functions delegated to our compensation committee. No member of our board of directors or our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided in our certificate of incorporation and bylaws. Our form of indemnification agreement provides that we will indemnify our directors and executive officers against any and all of their expenses incurred by reason of their status as a director or executive officer to the fullest extent permitted by Delaware law, our certificate of incorporation and our bylaws.

     Our certificate of incorporation and bylaws each contain certain provisions relating to the limitation of liability and indemnification of our directors and officers. Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except liability for:

     - any breach of the director's duty of loyalty to us or our stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

     - any transaction from which the director derived an improper personal benefit.

     Our certificate of incorporation also provides that if the Delaware General Corporation Law is amended after the approval by our stockholders of our certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. The foregoing provisions of our certificate of incorporation are not intended to limit the liability of our directors or officers for any violation of applicable federal securities laws.

     In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that

     - we must indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law;

     - we may, in our discretion, indemnify other employees and agents as provided by the Delaware General Corporation Law;

     - to the fullest extent permitted by the Delaware General Corporation Law, we are required to advance all expenses incurred by our directors and officers in connection with legal proceedings (subject to certain exceptions);

     - the rights conferred in the bylaws are not exclusive;

     - we are authorized to enter into indemnification agreements with our directors, officers, employees and agents; and

     - we may not retroactively amend our bylaw provisions relating to indemnification.

Our bylaws provide that we must indemnify our directors to the fullest extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware General Corporation Law.

     The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative litigation, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors or officers under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to compensation for the fiscal year ended December 31, 1999 paid by us for services by our Chief Executive Officer during the fiscal year and each other executive officer whose total salary for the fiscal year exceeded $100,000, collectively referred to as the Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                            LONG-TERM
                                                           COMPENSATION
                                                              AWARDS
                                                           ------------
                                   ANNUAL COMPENSATION      SECURITIES
                                  ---------------------     UNDERLYING      ALL OTHER
       PRINCIPAL POSITION         SALARY($)    BONUS($)     OPTIONS(#)     COMPENSATION
       ------------------         ---------    --------    ------------    ------------
John F. Beasley.................  $165,895          --            --(3)           --
  Chairman of the Board and
  Chief Executive Officer
Philip J. Ringo.................   194,419          --       520,000         $22,021(1)
  President and Chief Operating
  Officer
James A. Hall, Jr...............   145,000          --            --(4)        2,795(2)
  Vice President Product
  Management
Raj Bhargava....................   735,563      50,000       360,000               0
  Senior Vice President,
  Product Planning and
  Engineering

-------------------------
(1) Mr. Ringo received $18,000 in other payments and $4,021 in consulting fees.

(2) Mr. Hall received $2,795 in other payments. Excludes $85,000 received from us to repay our debt to Mr. Hall.

(3) No restricted stock grants were made to the Named Officers during the fiscal year. As of December 31, 1999, Mr. Beasley held 1,031,173 shares of restricted Common Stock, which had a value as of that date of $360,807, based on the Board's determination of fair market value as of December 31, 1999. Mr. Beasley initially acquired 2,749,794 shares from us and agreed to subject half of the shares to vesting pursuant to a stock restriction agreement dated December 15, 1998.

(4) As of December 31, 1999, Mr. Hall held 1,031,173 shares of restricted Common Stock, which had a value as of that date of $360,807, based on the Board's determination of fair market value as of December 31, 1999. Mr. Hall initially acquired 2,749,794 shares from us and agreed to subject half of the shares to vesting pursuant to a stock restriction agreement dated December 15, 1998.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth each grant of stock options during the fiscal year ended December 31, 1999 to each of the Named Executive Officers. We have not granted stock appreciation rights. Each of the options listed in the table is immediately exercisable. The shares purchasable thereunder are subject to repurchase by ChemConnect at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. For Mr. Ringo, the repurchase right on his option lapses and his option vests as to 25% of the option shares upon completion of one year of service from the date of grant and the balance in a series of equal monthly installments over the next 36 months of service thereafter. We have calculated the percentage of total options granted under our 1998 Stock Plan to employees and service providers based on an aggregate of 2,934,775 options granted to our employees during the 12 months ended December 31, 1999. The exercise price for each option was equal to the fair market value of our common stock as determined by our board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. We may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise. We calculated the amounts listed in the following table under the heading "Potential realizable value at assumed annual rates of stock price appreciation for option term" based on the ten-year term of the option at the time of grant. For purposes of these columns, we assumed stock price appreciation of 5% and 10% pursuant to rules promulgated by the Securities and Exchange Commission. These rates do not represent our prediction of our stock price performance. We calculated the potential realizable values at 5% and 10% appreciation by assuming that the estimated fair market value on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. The price to the public in this offering is higher than the estimated fair market value on the date of grant. Therefore, the potential realizable value of the option grants would be significantly higher than the numbers shown in the column if future stock prices were projected to the end of the option term by applying the same annual rates of stock price appreciation to the public offering price.

                                                                              POTENTIAL REALIZABLE
                                          INDIVIDUAL GRANTS                     VALUE AT ASSUMED
                          -------------------------------------------------     ANNUAL RATES OF
                          NUMBER OF     % OF TOTAL                                STOCK PRICE
                          SECURITIES     OPTIONS                                  APPRECIATION
                          UNDERLYING    GRANTED TO    EXERCISE                  FOR OPTION TERM
                           OPTIONS     EMPLOYEES IN    PRICE     EXPIRATION   --------------------
          NAME            GRANTED(#)   FISCAL YEAR     ($/SH)       DATE       5%($)       10%($)
          ----            ----------   ------------   --------   ----------   --------    --------
John Beasley............        --           --           --             --        --          --
Philip J. Ringo.........   520,000        17.72%       $0.10      3/21/2009   $32,703     $82,875
James A. Hall, Jr. .....        --           --           --             --        --          --
Raj Bhargava............   360,000        12.27%        0.35      8/24/2009    79,241     200,812

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth for each of the Named Executive Officers the number of options exercised during the fiscal year ended December 31, 1999 and the number and value of securities underlying unexercised options that are held by the Named Executive Officers as of December 31, 1999. With respect to options exercised, value realized refers to the fair market value of the purchased shares on the option exercise date, less the exercise price paid for such shares. Since our options are immediately exercisable at grant, any shares purchased under those options will be subject to repurchase by us, at the original exercise price paid per share, upon the optionee's cessation of service with ChemConnect, prior to vesting in such shares. Accordingly, we have chosen to report the number of the underlying shares that are vested and the number unvested as of December 31, 1999. The heading "Vested" refers to shares no longer subject to repurchase; the heading "Unvested" refers to shares subject to repurchase as of December 31, 1999. Our board has determined that the fair market value of our common stock on December 31, 1999 was $0.35 per share.

                                                          NUMBER OF
                                                          SECURITIES              VALUE OF
                                                          UNDERLYING            UNEXERCISED
                                                     UNEXERCISED OPTIONS        IN-THE-MONEY
                              SHARES                          AT                 OPTIONS AT
                             ACQUIRED                 DECEMBER 31, 1999      DECEMBER 31, 1999
                                ON        VALUE              (#)                    ($)
                             EXERCISE    REALIZED    --------------------    ------------------
           NAME                (#)         ($)       VESTED     UNVESTED     VESTED    UNVESTED
           ----              --------    --------    -------    ---------    ------    --------
John Beasley...............       --        --         --          --          --         --
Philip J. Ringo............  520,000        --         --          --          --         --
James A. Hall, Jr..........       --        --         --          --          --         --
Raj Bhargava...............       --        --         --       360,000        --         --

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

            EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

     The Compensation Committee of the Board of Directors, as Plan Administrator of the 1998 Stock Plan, has the authority to provide for accelerated vesting of the shares of common stock subject to outstanding options held by the Named Officers and any other person in connection with certain changes in control of ChemConnect. In connection with our adoption of the 1998 Stock Plan, we have provided that upon a change in control of ChemConnect, each outstanding option and all shares of restricted stock will generally become fully vested unless the surviving corporation assumes the option or award or replaces it with a comparable award. In addition, an option or award will become fully exercisable and fully vested if the holder's employment or service is involuntarily terminated within 19 months following the change in control.

     Except for Mr. Beasley, Mr. Hall, Mr. van der Valk and Mr. Ringo, none of the Named Executive Officers have employment agreements with us, and their employment may be terminated at any time. Our form offer letter for officers provides for an additional 12 months of vesting if we are acquired or upon a change in control, provided such officer is still employed on the date of acquisition.

     We have entered into an agreement with Mr. Beasley, our Chairman and Chief Executive Officer, dated December 14, 1998 which provides that his salary shall be $150,000 per year and that he is also eligible for cash incentive bonuses. Under the agreement Mr. Beasley agreed to subject to vesting 50% of his previously purchased 2,749,794 shares of Series A Preferred Stock; the balance vests over a 48 month period beginning December 1, 1998. Mr. Beasley will receive 12 months acceleration of vesting on purchased shares if we are acquired while he is employed. If Mr. Beasley's employment is involuntarily terminated, he will continue to receive his salary for 6 months, paid COBRA coverage and other benefits, and 12 months additional vesting in his restricted stock. However, if Mr. Beasley competes with us during the 12 month period following his termination of employment, then he will cease to receive the continued salary and benefits and he shall cease to vest in his restricted shares.

     We have entered into an agreement with Mr. Hall, our Vice President Product Management, dated December 14, 1998 which provides that his salary shall be $145,000 per year and that he is also eligible for cash incentive bonuses. The agreement provides for the repayment to Mr. Hall of a debt of $85,000 owed to him by us under the promissory note dated July 24, 1998 only if we close a Series C financing. Mr. Hall agreed to subject to vesting 50% of his previously purchased 2,749,794 shares of Series A Preferred Stock; the balance vests over a 48 month period beginning December 1, 1998. Mr. Hall will receive 12 months acceleration of vesting on purchased shares if we are acquired while he is employed. If Mr. Hall's employment is involuntarily terminated, he will continue to receive his salary for 6 months, paid COBRA coverage and other benefits, and 12 months additional vesting in his restricted stock. However, if Mr. Hall competes with us during the 12 month period following his termination of employment, then he will cease to receive the continued salary and benefits and he shall cease to vest in his restricted shares.

     We have entered into an agreement with Mr. van der Valk, our Vice President, Online Marketing and Secretary, dated December 14, 1998 which provides that his salary shall be $135,000 per year and that he is also eligible for cash incentive bonuses. The agreement provides that Mr. van der Valk's previously granted option to purchase 973,427 shares of Series A Preferred Stock will be 50% vested upon the closing of the Series A financing and the balance vests over a 48 month period beginning December 1, 1998. The agreement also provides that he will receive 12 months acceleration of vesting on his option shares if we are acquired while he is employed. The agreement also provides that if Mr. van der Valk's employment is involuntarily terminated, he will continue to receive his salary for 6 months, paid COBRA coverage and other benefits, and 12 months additional vesting in his restricted stock. However, if Mr. van der Valk competes with us during the 12 month period following his termination of employment, then he will cease to receive the continued salary and benefits and he shall cease to vest in his restricted shares.

     We have entered into an employment agreement with Mr. Ringo, our President and Chief Operating Officer, which provides for a four-year term of employment from March 22, 1999. Mr. Ringo's employment is at will and can be terminated by either us or Mr. Ringo by providing 14 days notice. The agreement also provides that his salary shall be not less than $250,000 per year and that he is eligible for cash incentive bonuses. Under the agreement, Mr. Ringo's previously granted option to purchase 520,000 shares of common stock shall vest with respect to
 1/4th of the shares upon his completion of one year of service, and 2/48th of the option shares upon completion of each month of his second year of service, and 1/96th of the option shares upon the completion of each month of service over the next two years thereafter. The agreement also provides that he will receive 12 months acceleration of vesting on purchased shares if we are acquired while he is employed. If Mr. Ringo's employment is terminated for any reason other than cause or permanent disability, he will continue to receive his salary for 6 months and paid COBRA coverage until the earliest of the close of the continuation period, the expiration of his continuation coverage under COBRA, or the date when he is offered substantially equivalent health insurance in connection with new employment or self employment. If Mr. Ringo is terminated for any reason other than cause or permanent disability, Mr. Ringo will also receive coverage under our other employee benefit plans if such plans permit coverage of terminated employees, and 12 months additional vesting in his option shares. The agreement also restricts Mr. Ringo from soliciting employees or customers from us for his term of employment and for two years thereafter.

STOCK PLANS

   2000 EQUITY INCENTIVE PLAN

     Share Reserve. Our board of directors adopted our 2000 Equity Incentive Plan on March 28, 2000. We also intend to ask our stockholders to approve this plan. We have reserved 2,500,000 shares of our common stock for issuance under the 2000 Equity Incentive Plan; any shares not yet issued under our 1998 Stock Plan on the date of this offering will also be available under the 2000 Equity Incentive Plan. On January 1 of each year, starting with the year 2001, the number of shares in the reserve will automatically increase by 5% of the total number of shares of common stock that are outstanding at that time or, if less, by 2,500,000 shares. In general, if options or shares awarded under the 2000 Equity Incentive Plan or the 1998 Stock Plan are forfeited, then those options or shares will again become available for awards under the 2000 Equity Incentive Plan. We have not yet granted any options under the 2000 Equity Incentive Plan.

     Outstanding options under the 1998 Stock Plan will be incorporated into the 2000 Equity Incentive Plan at the time of this offering and no further option grants will be made under the 1998 Stock Plan. The incorporated options will continue to be governed by their existing terms, unless the Board elects to extend one or more features of the 2000 Equity Incentive Plan to those options or to other outstanding shares. Previously, options granted under the 1998 Stock Plan provided that vesting of the shares would accelerate upon an acquisition only if not assumed by the acquiring entity.

     Administration. The compensation committee of our board of directors administers the 2000 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to the interpretation and operation of our 2000 Equity Incentive Plan. The committee has the discretion to determine who will receive an award, what type of award it will be, how many shares will be covered by the award, what the vesting requirements will be (if any), and what the other features and conditions of each award will be. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

     Eligibility. The following groups of individuals are eligible to participate in the 2000 Equity Incentive Plan:

     - Employees;

     - Members of our board of directors who are not employees; and

     - Consultants.

     Types of Award. The 2000 Equity Incentive Plan provides for the following types of awards:

     - Incentive stock options to purchase shares of our common stock;

     - Nonstatutory stock options to purchase shares of our common stock;

     - Restricted shares of our common stock;

     - Stock appreciation rights and stock units.

     Options and Stock Appreciation Rights. An optionee who exercises an incentive stock option may qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986. On the other hand, nonstatutory stock options do not qualify for such favorable tax treatment. The exercise price for incentive stock options granted under the 2000 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. In the case of nonstatutory stock options, the minimum exercise price is 85% of the fair market value of our common stock on the option grant date. Up to 1% of common stock outstanding may be granted at a price below 85% of fair market value, but not below 25% of fair market value. Optionees may pay the exercise price by using:

     - Cash;

     - Shares of common stock that the optionee already owns;

     - A full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

     - An immediate sale of the option shares through a broker designated by us; or

     - A loan from a broker designated by us, secured by the option shares.

     A participant who exercises a stock appreciation right shall receive the increase in value of our common stock over the base price. The base price for stock appreciation rights granted under the

2000 Equity Incentive Plan shall be determined by the compensation committee. The settlement value of the stock appreciation right may be paid in:

     - Cash or

     - Shares of common stock.

     Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, our options and stock appreciation rights will vest over a four-year period following the date of grant. Options and stock appreciation rights generally expire 10 years after they are granted, except that they generally expire earlier if the participant's service terminates earlier. The 2000 Equity Incentive Plan provides that no participant may receive options or stock appreciation rights covering more than 1,500,000 shares in the same year, except that a newly hired employee may receive options or stock appreciation rights covering up to 2,000,000 shares in the first year of employment.

     Restricted Shares and Stock Units. Restricted shares and stock units may be awarded under the 2000 Equity Incentive Plan in return for:

     - Cash;

     - A full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

     - Services already provided to us; and

     - In the case of treasury shares only, services to be provided to us in the future.

Restricted shares and stock units vest at the time or times determined by the compensation committee.

     Change in Control. If a change in control of ChemConnect occurs, an option or restricted stock award under the 2000 Equity Incentive Plan will generally not become fully vested unless the award is not assumed. An option or award will become fully exercisable and fully vested if the holder's employment or service is involuntarily terminated within 18 months following the change in control. A change in control includes:

     - A merger of ChemConnect after which our own stockholders own 50% or less of the surviving corporation (or its parent company);

     - A sale of all or substantially all of our assets;

     - A proxy contest that results in the replacement of more than one-half of our directors over a 24-month period; or

     - An acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to ChemConnect (such as a holding company owned by our stockholders).

     Amendments or Termination. Our board may amend or terminate the 2000 Equity Incentive Plan at any time. If our board amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 2000 Equity Incentive Plan will continue in effect indefinitely, unless the board decides to terminate the plan earlier.

   EMPLOYEE STOCK PURCHASE PLAN

     Share Reserve and Administration. Our board of directors adopted our Employee Stock Purchase Plan on March 28, 2000. We also intend to ask our stockholders to approve this plan. Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. We have reserved 750,000 shares of our common stock for issuance under the plan. On January 1 of each year, starting with the year 2001, the number of shares in the reserve will increase automatically by 2% of the total number of our shares of common stock outstanding. The plan will be administered by the compensation committee of our board of directors.

     Eligibility. All of our employees are eligible to participate if they are employed by us for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the Employee Stock Purchase Plan at the start of any offering period. Each offering period lasts 24 months. Overlapping offering periods start on May 1 and November 1 of each year. However, the first offering period will start on the effective date of this offering and end on April 30, 2002.

     Amount of Contributions. Our Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of the employee's cash compensation. Purchases of our common stock will occur on April 30 and October 31 of each year. Each participant may purchase up to 2,000 shares on any purchase date. But the value of the shares purchased in any calendar year (measured as of the beginning of the applicable offering period) may not exceed $25,000.

     Purchase Price. The price of each share of common stock purchased under our Employee Stock Purchase Plan will be 85% of the lower of:

     - The fair market value per share of common stock on the date immediately before the first day of the applicable offering period, or

     - The fair market value per share of common stock on the purchase date.

     In the case of the first offering period, the price per share under the plan will be 85% of the lower of:

     - The price per share to the public in this offering, or

     - The fair market value per share of common stock on the purchase date.

     Other Provisions. Employees may end their participation in the Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with ChemConnect. If a change in control of ChemConnect occurs, our Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the plan is assumed by the surviving corporation or its parent. Our board of directors may amend or terminate the Employee Stock Purchase Plan at any time. Our Chief Executive Officer may also amend the plan in certain respects. If our board increases the number of shares of common stock reserved for issuance under the plan (except for the automatic increases described above), it must seek the approval of our stockholders.

   2000 DIRECTOR OPTION PLAN

     Share Reserve. Our board of directors adopted our 2000 Director Option Plan on March 28, 2000. We also intend to ask our stockholders to approve this plan. We have reserved 500,000 shares of our common stock for issuance under the plan. In general, if options granted under the 2000 Director Option Plan are forfeited, then those options will again become available for grants under the plan. The Director Option Plan will be administered by the compensation committee of our board of directors, although all grants under the plan are automatic and non-discretionary.

     Initial Grants. Only the non-employee members of our board of directors will be eligible for option grants under the 2000 Director Option Plan. Each non-employee director who first joins our board after the effective date of this offering will receive an initial option for 25,000 shares. That grant will occur when the director takes office. The initial options vest in four equal annual installments over the four-year period following the date of grant.

     Annual Grants. At the time of each of our annual stockholders' meetings, beginning in 2000, each non-employee director who will continue to be a director after that meeting will automatically be granted an annual option for 5,000 shares of our common stock. However, a new non-employee director who is receiving the initial option will not receive the annual option in the same calendar year. The annual options are fully vested on the first anniversary of the date of grant.

     Other Option Terms. The exercise price of each non-employee director's option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. The non-employee directors' options have a 10-year term, except that they expire one year after a director leaves the board (if earlier). If a change in control of ChemConnect occurs, a non-employee director's option granted under the 2000 Director Option Plan will become fully vested.

     Amendments or Termination. Our board may amend or terminate the 2000 Director Option Plan at any time. If our board amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 2000 Director Option Plan will continue in effect indefinitely, unless the board decides to terminate the plan.

                           RELATED PARTY TRANSACTIONS

     Since December 1, 1998 we have issued and sold securities to the following persons who are executive officers, directors or principal stockholders of ChemConnect. These figures reflect activity through March 20, 2000.

                               SERIES A    SERIES B    SERIES C-1   SERIES C-2   SERIES D
                               PREFERRED   PREFERRED   PREFERRED    PREFERRED    PREFERRED   COMMON    TOTAL SHARES AS
         INVESTOR(1)           STOCK(2)    STOCK(3)     STOCK(4)     STOCK(5)    STOCK(6)     STOCK     CONVERTED(7)
         -----------           ---------   ---------   ----------   ----------   ---------   -------   ---------------
John F. Beasley..............  2,749,794                                                                  2,749,794
Philip J. Ringo..............                130,000                   42,857                520,000        692,857
Robert E. Drury..............                                          24,285                290,000        314,285
Michael K. Eckstut...........                                          24,285                                24,285
Linda Stegeman...............                 70,000                                         320,000        390,000
Gary Cofran..................                                          10,000                140,000        150,000
Raj Bhargava.................                                          10,000                360,000        370,000
James A. Hall, Jr............  2,749,794                                                                  2,749,794
Patrick van der Valk.........                                                                973,427        973,427
Joseph Morrissey.............                                          10,000                70,000          80,000
Thomas Baruch................
Christopher J. Schaepe.......
William P. Tai...............
J. Lawrence Wilson...........                                          21,429                                21,429
Entities affiliated with
  Institutional Venture
  Partners...................              3,825,000                1,142,857     200,000                 5,167,857
Entities affiliated with
  Weiss, Peck & Greer Venture
  Partners...................                                       2,142,857     158,429                 2,301,286
Entities affiliated with CMEA
  Ventures...................                                         714,285      52,810                   767,095

---------------
(1) See "Principal Stockholders" for more detail on shares held by these purchasers.

(2) The Series A preferred stock was issued in conjunction with our recapitalization and reincorporation as a Delaware corporation.

(3) The per share purchase price for our Series B preferred stock was $1.00.

(4) The per share purchase price for our Series C-1 preferred stock was $3.00.

(5) The per share purchase price for our Series C-2 preferred stock was $3.50.

(6) The per share purchase price for our Series D preferred stock was $7.50.

(7) Reflects the conversion to common stock of each share of Series A, Series B, Series C-1, Series C-2 and Series D preferred stock that will be effective upon the closing of our initial public offering. Each share of Series A, Series B, Series C-1, Series C-2 and Series D preferred stock is convertible into one share of common stock.

     Shares held by all affiliated persons and entities have been aggregated. See "Principal Stockholders" for more detail on shares held by these purchasers. William Tai and Tim Haley, two of our directors, are affiliates of each of the entities affiliated with Institutional Venture Partners. Christopher Schaepe, one of our directors, is an affiliate of each of the entities affiliated with Weiss, Peck & Greer, LLC. Thomas Baruch, one of our directors, is an affiliate of each of the entities affiliated with CMEA Ventures.

     In addition, we have granted options to certain of our executive officers. See "Management -- Option Grants."

SERIES A FINANCING

     On December 15, 1998, we issued 2,749,794 shares of our Series A preferred stock to John F. Beasley and 2,749,794 shares of our Series A preferred stock to James A. Hall, Jr., the former stockholders of ChemConnect, Inc., a Georgia corporation, in return for their common stock of the Georgia corporation in connection with our recapitalization and reincorporation. The shares were subject to a stock restriction agreement, pursuant to which 50% of the shares vested immediately with the balance of shares vesting monthly over a 48 month period beginning December 1, 1998.

SERIES B FINANCING

     In December 1998 and February, March and June 1999, we issued and sold 4,325,000 shares of our Series B preferred stock at a price of $1.00 per share to a group of investors, including entities affiliated with Institutional Venture Partners, with which William P. Tai, one of our directors, is affiliated, Philip J. Ringo, our President and Chief Operating Officer, and Linda Stegeman, our Senior Vice President, Marketing.

SERIES C FINANCING

     In July, August, September and December 1999, we issued and sold 8,179,140 shares of our Series C-2 preferred stock at a price of $3.50 per share to a group of investors, including entities affiliated with Institutional Venture Partners, with which William P. Tai, one of our directors, is affiliated, entities affiliated with Weiss, Peck & Greer Venture Partners, with which Christopher J. Schaepe, one of our directors, is affiliated, entities affiliated with CMEA Ventures, with which Thomas Baruch, one of our directors, is affiliated, J, Lawrence Wilson, one of our directors, Philip J. Ringo, our President and Chief Operating Officer, Robert E. Drury, our Chief Financial Officer, Michael K. Eckstut, our Senior Vice President, Business Development, Gary Cofran, our Vice President, Worldwide Sales, Raj Bhargava, our Senior Vice President Product Planning and Engineering, Joseph Morrissey, our Vice President of Customer Service, and John Elliott, our Vice President Sales.

SERIES D FINANCING

     In February and March 2000, we issued and sold 9,046,485 shares of our Series D preferred stock at a price of $7.50 per share to a group of investors, including entities affiliated with Institutional Venture Partners, with which William P. Tai, one of our directors, is affiliated, entities affiliated with Weiss, Peck & Greer Venture Partners, with which Christopher J. Schaepe, one of our directors, is affiliated, and entities affiliated with CMEA Ventures, with which Thomas Baruch, one of our directors, is affiliated.

LOANS TO CERTAIN EXECUTIVE OFFICERS

     On July 24, 1998, James A. Hall, Jr., one of our officers, advanced $85,000 to us pursuant to a promissory note, which was subsequently amended December 14, 1998. The principal balance of this note, together with interest accrued but unpaid to this date, was due and payable upon the initial closing of our Series C preferred stock financing. Interest accrued at the rate of 8% per annum, compounded annually. The principal balance of this full recourse note, plus accrued interest, has been paid in full.

     On December 14, 1998, we advanced $29,105.46 to Patrick van der Valk, one of our officers, pursuant to a promissory note and stock pledge agreement. The principal balance of this note, together with interest accrued but unpaid to this date, is due and payable on December 14, 2003. Interest will accrue under the note at a rate of 4.52% per annum, compounded annually. The amount of this full recourse note, plus accrued interest is currently outstanding.

     On October 19, 1999, we advanced $100,000 to Patrick van der Valk, one of our officers, pursuant to a promissory note and stock pledge agreement. The principal balance of this note, together with interest accrued but unpaid to this date, is due and payable on October 19, 2002. Interest will accrue under the note at a rate of 5.54% per annum, compounded annually. The amount of this non-recourse note, plus accrued interest, is currently outstanding.

     In October 1999, we advanced $200,000 to John F. Beasley, our Chairman of the Board and Chief Executive Officer, pursuant to a promissory note and stock pledge agreement. The principal balance of this note, together with interest accrued but unpaid to this date, is due and payable in October 2002. Interest will accrue under the note at a rate of 5.54% per annum, compounded annually. The amount of this non-recourse note is currently outstanding, plus accrued interest.

WARRANT AND OPTION GRANTS

     In the past, we have granted options to our executive officers and directors. We intend to grant additional options to our directors and officers in the future. See "Management -- Option Grants in Last Fiscal Year" and "Management -- Director Compensation."

INDEMNIFICATION AND LIMITATION OF DIRECTOR AND OFFICER LIABILITY

     We have entered into an Indemnification Agreement with each of our executive officers and directors. See "Management -- Limitations on Directors' Liability and Indemnification."
                             ----------------------

     We believe that the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of our common stock as of March 20, 2000 and as adjusted to reflect the sale of the common stock offered in this prospectus for: (1) each person who is known by us to beneficially own more than 5% of our common stock; (2) each of our named executive officers; (3) each of our directors; and (4) all of our directors and executive officers as a group. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

     The percentage of beneficial ownership for the following table is based on 38,563,830 shares of common stock outstanding as of March 20, 2000 assuming conversion of all outstanding shares of preferred stock into common stock, and exercise of all outstanding warrants and similar purchase rights, and shares of common stock outstanding after the completion of this offering assuming no exercise of the underwriters' over-allotment option.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Common stock subject to options currently exercisable within 60 days of March 20, 2000 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

                                                                        PERCENTAGE OF SHARES
                                                                         BENEFICIALLY OWNED
                                                  NUMBER OF SHARES     ----------------------
                                                 BENEFICIALLY OWNED     BEFORE        AFTER
          NAME OF BENEFICIAL OWNER(1)             BEFORE OFFERING      OFFERING      OFFERING
          ---------------------------            ------------------    --------      --------
EXECUTIVE OFFICERS AND DIRECTORS:
John F. Beasley.................................      2,749,794           7.1%
Philip J. Ringo.................................        692,857           1.8%
James A. Hall, Jr...............................      2,749,794           7.1%
Raj Bhargava(2).................................        370,000           1.0%
Thomas Baruch(3)................................        767,095           2.0%
Christopher J. Schaepe(4).......................      2,301,286           6.0%
William P. Tai(5)...............................      5,167,857          13.4%
J. Lawrence Wilson(6)...........................         61,429             *
OTHER 5% STOCKHOLDERS:
Entities affiliated with Institutional Venture
  Partners(7)...................................      5,167,857          13.4%
Entities affiliated with Weiss, Peck & Greer
  Venture Partners(8)...........................      2,301,286           6.0%
All executive officers and directors as a group
  (eight persons)(9)............................     14,860,112          38.5%

---------------
 *  Represents beneficial ownership of less than 1%.

(1) Unless otherwise indicated, the address of each of the individuals listed in the table is c/o ChemConnect, Inc., 44 Montgomery Street, Suite 250, San Francisco, CA 94104.

(2) Includes options immediately exercisable for 360,000 shares.

(3) Includes: 428,571 shares of Series C-2 preferred stock and 31,686 shares of Series D preferred stock held by CMEA Ventures II, LP; and 285,714 shares of Series C-2 preferred stock and 21,124 shares of Series D preferred stock held by CMEA Life Sciences Fund, LP. Mr. Baruch is a general partner of CMEA Ventures and a director of ChemConnect, Inc. He disclaims beneficial ownership of the shares held by him except to the extent of his proportionate interest therein. The address for each of these entities and Mr. Baruch is 235 Montgomery Street, Suite 920, San Francisco, CA 94104.

(4) Includes: 1,692,279 shares of Series C-2 preferred stock and 126,743 shares of Series D preferred stock held by Weiss, Peck & Greer Venture Associates V, L.L.C; 17,476 shares of Series C-2 preferred stock and 1,061 shares of Series D preferred stock held by Weiss, Peck & Greer Venture Associates V-A, L.L.C; 370,745 shares of Series C-2 preferred stock and 26,014 shares of Series D preferred stock held by Weiss, Peck & Greer Venture Associates V Cayman, L.P.; 38,571 shares of Series C-2 preferred stock and 2,852 shares of Series D preferred stock held by WPG Information Sciences Entrepreneur Fund II, L.L.C; and 23,786 shares of Series C-2 preferred stock and 1,759 shares of Series D preferred stock held by WPG Information Sciences Entrepreneur Fund II-A, L.L.C. Mr. Schaepe is a general partner of Weiss, Peck & Greer and a director of ChemConnect, Inc. He disclaims beneficial ownership of the shares held by him except to the extent of his proportionate interest therein. The address for each of these entities and Mr. Schaepe is 555 California Street, Suite 3130, San Francisco, CA 94104.

(5) Includes: 3,729,375 shares of Series B preferred stock, 1,121,714 shares of Series C-2 preferred stock and 196,300 shares of Series D preferred stock held by Institutional Venture Partners VIII, LP; 40,163 shares of Series B preferred stock, 21,143 shares of Series C-2 preferred stock and 3,700 shares of Series D preferred stock held by IVM Investment Fund VIII, LLC; 17,212 shares of Series B preferred stock held by IVM Investment Fund VIII-A, LLC; and 38,250 shares of Series B preferred stock held by IVP Founders Fund I, LP. Mr. Tai is a managing director of the general partner or manager of each of these entities and a director of ChemConnect. He disclaims beneficial ownership of the shares held by him except to the extent of his proportionate interest therein. The address for each of these entities and Mr. Tai is 3000 Sand Hill Road, Building 2, Suite 290, Menlo Park, CA 94025.

(6) Includes options immediately exercisable for 40,000 shares.

(7) Consists of: 3,729,374 shares of Series B preferred stock, 1,121,714 shares of Series C-2 preferred stock and 196,300 shares of Series D preferred stock held by Institutional Venture Partners VIII, LP; 40,163 shares of Series B preferred stock, 21,143 shares of Series C-2 preferred stock and 3,700 shares of Series D preferred stock held by IVM Investment Fund VIII, LLC; 17,213 shares of Series B preferred stock held by IVM Investment Fund VIII-A, LLC; and 38,250 shares of Series B preferred stock held by IVP Founders Fund I, LP. The address for each of these entities is 3000 Sand Hill Road, Building 2, Suite 290, Menlo Park, CA 94025.

(8) Consists of: 1,692,279 shares of Series C-2 preferred stock and 126,743 shares of Series D preferred stock held by Weiss, Peck & Greer Venture Associates V, L.L.C.; 17,476 shares of Series C-2 preferred stock and 1,061 shares of Series D preferred stock held by Weiss, Peck & Greer Venture Associates V-A, L.L.C.; 370,745 shares of Series C-2 preferred stock and 26,014 shares of Series D preferred stock held by Weiss, Peck & Greer Venture Associates V Cayman, L.P.; 38,571 shares of Series C-2 preferred stock and 2,852 shares of Series D preferred stock held by WPG Information Sciences Entrepreneur Fund II, L.L.C.; and 23,786 shares of Series C-2 preferred stock and 1,759 shares of Series D preferred stock held by WPG Information Sciences Entrepreneur Fund II-A, L.L.C. The address for each of these entities is 555 California Street, Suite 3130, San Francisco, CA 94104.

(9) Represents all shares and shares subject to options exercisable within 60 days held by all executive officers and directors as a group.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, our authorized capital stock will
consist of             shares of common stock, $0.0001 par value, and
            shares of preferred stock, $0.0001 par value. The following summary of our common stock and preferred stock do not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws and by the provisions of applicable law.

COMMON STOCK

     As of March 20, 2000, there were 36,964,088 shares of common stock outstanding, assuming conversion of all outstanding shares of preferred stock into common stock, that were held of record by approximately 71 stockholders.
There will be           shares of common stock outstanding (assuming no exercise
of the underwriters' over-allotment option and assuming no exercise after March 1, 2000, of outstanding options) after giving effect to the sale of the shares of common stock to the public offered hereby and the conversion of our preferred stock into common stock at a one-to-one ratio.

     The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by our stockholders and may adversely affect the voting and other rights of our holders of common stock. The issuance of our preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of their voting control to others. Upon the closing of this offering no shares of preferred stock will be outstanding and we have no present plans to issue any of our preferred stock.

WARRANTS

     Immediately following the closing of this offering there will be three outstanding warrants to purchase common stock and preferred stock convertible into our common stock. The first warrant provides for the purchase of 21,539 shares of Series B preferred stock at $1.30 per share, which expires on April 30, 2006. The second warrant provides for the purchase of 5,714 shares of Series C-2 preferred stock at $3.50 per share, which expires October 31, 2006. The third warrant, which expires seven days following the closing of this offering, provides for the purchase of 10,000 shares of common stock at an exercise price per share equal to the initial public offering price per share of this offering.

     Upon conversion of the preferred stock into common stock upon the closing of this offering, all warrants described herein will become exercisable for our common stock at the rate of one share of common stock for each share of preferred stock underlying the warrants.

REGISTRATION RIGHTS

     After this offering, the holders of 34,352,421 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. Under the terms of our agreement with the holders of these registrable securities, if we proposed to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of that registration and are entitled to include shares of their registrable common stock therein. Additionally, holders of 28,665,848 shares of our common stock are also entitled to demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect that registration. Further, the holders of these demand rights may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in that registration and our right not to effect a requested registration within six months following an offering of our securities, including the offering made hereby.

ANTITAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

CERTIFICATE OF INCORPORATION AND BYLAWS

     Effective upon the closing of this offering our certificate of incorporation and bylaws will provide that:

     - all directors will be part of a classified board of directors that results in only a portion of our directors within the classified board being elected at each annual meeting of stockholders;

     - all stockholder actions must be effected at a duly called meeting and not by a consent in writing;

     - stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 50% of our capital stock;

     These provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management. See "Risk Factors -- Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company."

DELAWARE TAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law, which, unless our stockholders adopt an amendment to the contrary, our stock is no longer listed on a national securities exchange, or the stockholders consent to such combination, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the interested stockholder became an interested stockholder, unless:

     - prior to becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to becoming an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     - any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder except pursuant to the exercise, exchange or conversion of securities exercisable for, exchangable for or convertible into stock of such composition, pursuant to merger of a parent and a subsidiary, or pursuant to an exchange offer by the company to purchase stock made on the same terms to all holders of said stock;

     - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the common stock is Equiserve. Equiserve's telephone number for stockholder inquiries is (201) 222-5610.

NASDAQ NATIONAL MARKET LISTING

     We have applied for the listing of our shares on the Nasdaq National Market under the symbol "CMCT".

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of this offering, we will have           shares of
common stock outstanding, assuming the issuance of           shares of common
stock offered hereby and no exercise of options after March 1, 2000. Of these
shares, the           shares sold in the offering will
be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

     The remaining 38,563,830 shares of our common stock are deemed restricted shares under Rule 144. The number of shares of our common stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. On the date of this prospectus, no shares other than the shares offered hereby will be eligible for sale. Beginning 180 days after the date of this prospectus, or earlier with the consent of Goldman, Sachs & Co. restricted shares will become available for sale in the public market subject to certain limitations of Rule 144 of the Securities Act.

     The following table shows approximately when the 38,563,830 shares of our common stock that are not being sold in this offering, but which will be outstanding when this offering is complete, will be eligible for sale in the public market:

         ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN THE PUBLIC MARKET

                            DATE                              NUMBER OF SHARES
At the effective date.......................................         0
180 days after the effective date...........................     22,220,475
From time to time after 180 days after the effective date...     16,343,355

     Resale of 13,524,587 of the restricted shares that will become available for sale in the public market starting 180 days after the effective date of this offering will be limited by volume and other resale restrictions under Rule 144 of the Securities Act because the holders are our affiliates.

     In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including a person who may be deemed an affiliate, is entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of 1% of the then-outstanding shares of our common stock
(approximately                shares after giving effect to this offering) and
the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about us. A person who is not our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. However, the transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act prior to effecting a transfer of such shares.

     Prior to this offering, there has been no public market for our common stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional common stock will have on the market price of our common stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

OPTIONS

     As of March 1, 2000, there were a total of 993,175 shares of our common stock subject to outstanding options under our 1998 Stock Plan, of which 8,333 were vested. However, all of these shares are subject to lock-up agreements. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding stock options and common stock issued or issuable under our 1998 Stock Plan, 2000 Equity Incentive Plan, Employee Stock Purchase Plan and 2000 Director Option Plan. On the date 180 days after the
effective date of the offering, a total of                shares of our common
stock subject to outstanding options will be vested. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to our 1998 Stock Plan, 2000 Equity Incentive Plan, Employee Stock Purchase Plan and 2000 Director Option Plan generally would be available for resale in the public market.

     Rule 701 under the Securities Act provides that shares of our common stock acquired on the exercise of outstanding options may be resold by persons other than our affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period. We expect to file the registration statement covering shares offered pursuant to our 1998 Stock Plan, 2000 Equity Incentive Plan, Employee Stock Purchase Plan and 2000 Director Option Plan Stock Plan approximately 30 days after the closing of this offering. Such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the lock-up agreements, if applicable.

                                  UNDERWRITING

     ChemConnect and the underwriters named below have entered into an underwriting agreement with respect to shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, FleetBoston Robertson Stephens Inc. and William Blair & Company, L.L.C. are the representatives of the underwriters.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
FleetBoston Robertson Stephens Inc. ........................
William Blair & Company, L.L.C. ............................

          Total.............................................

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from ChemConnect to cover such sales. They may exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by ChemConnect. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to
purchase                additional shares.

                 Paid by ChemConnect                    No Exercise    Full Exercise
                 -------------------                    -----------    -------------
Per share.............................................    $               $
Total.................................................    $               $

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $          per share
from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     ChemConnect and its directors, officers, employees and substantially all other stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This restriction does not apply to any issuances under our existing employee benefit plans or, with respect to individuals, transfers by gift, or with respect to corporations, transfers to wholly-owned subsidiary of such corporation, provided that in each case the transferee agrees to be bound by the restriction for any remaining period. See "Shares Eligible for Future Sale" for a discussion of transfer restrictions.

     Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among ChemConnect and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be ChemConnect's historical performance, estimates of the business potential and earnings prospects of ChemConnect, an assessment of ChemConnect's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     ChemConnect has applied for approval for quotation of its common stock on the Nasdaq National Market under the symbol "CMCT".

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of this underwriter in stabilizing or short-sale covering transactions.

     These activities by the underwriters may stabilize, maintain or affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     The Goldman Sachs Group, Inc., and the Stone Street Fund, 1999, L.P., affiliates of Goldman Sachs & Co., the lead manager of this offering, hold 1,428,571 Series C preferred shares of ChemConnect and 105,619 Series D preferred shares of ChemConnect which, upon the closing of this offering, will convert to common stock. Because of the economic interest in ChemConnect, the aggregate beneficial ownership interest (as determined in accordance with the Conduct Rules of the National Association of Securities Dealers, Inc.) of
ChemConnect attributable to Goldman Sachs will be approximately   % after the
completion of this offering.

     ChemConnect has requested the underwriters to reserve for sale, at the
initial public offering price, up to                shares of common stock
offered in this offering for individuals designated by ChemConnect who have expressed an interest in purchasing the shares of common stock in the offering. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.

     ChemConnect estimates that the total expenses of the offering, excluding
underwriting discounts and commissions, will be approximately $          .

     ChemConnect has agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933.

LOCK-UP AGREEMENTS

     Our officers, directors and stockholders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of the offering. Goldman, Sachs & Co., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

                                 LEGAL MATTERS

     The validity of the our common stock offered hereby will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. As of the date of this prospectus, members and employees of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned an aggregate of 58,333 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in the prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto. For further information with respect to us and our common stock offered in this offering, reference is made to the registration statement and to the attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. The registration statement and the attached exhibits and schedules may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of prescribed fees. Reports, proxy and information statements and other information regarding registrants that file electronically with the Commission may also be inspected without charge at a website maintained by the Securities and Exchange Commission at http://www.sec.gov.

                               CHEMCONNECT, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGES
                                                              -----
Report of Independent Accountants...........................   F-2
Balance Sheets..............................................   F-3
Statements of Operations....................................   F-4
Statements of Mandatorily Redeemable Convertible Preferred
  Stock and
  Stockholders' Equity (Deficit)............................   F-5
Statements of Cash Flows....................................   F-6
Notes to Financial Statements...............................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of ChemConnect, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, of mandatorily redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of ChemConnect, Inc. (the "Company") at December 31, 1998 and 1999, and the results of its operations, of mandatorily redeemable convertible preferred stock and stockholder's equity (deficit) and of cash flows for the years ended December 31, 1997, 1998, and 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

March 23, 2000
San Jose, California

                               CHEMCONNECT, INC.

                                 BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                  PRO FORMA
                                                                                STOCKHOLDERS'
                                                                                EQUITY AS OF
                                                                                DECEMBER 31,
                                                             1998      1999         1999
                                                            ------   --------   -------------
                                                                                 (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents...............................  $3,850   $  3,234
  Short-term investments..................................      --     20,599
  Accounts receivable.....................................       5        102
  Other current assets....................................       1        616
                                                            ------   --------
       Total current assets...............................   3,856     24,551
Property and equipment, net...............................      51        526
Web site development costs, net of amortization...........      --        423
Other assets..............................................      --        488
                                                            ------   --------
       Total assets.......................................  $3,907   $ 25,988
                                                            ======   ========
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED
  STOCK AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable........................................  $   15   $  1,354
  Accrued liabilities.....................................      --        635
  Other current liabilities...............................      41         67
                                                            ------   --------
       Total current liabilities..........................      56      2,056
                                                            ------   --------
Commitments (Note 6)
Mandatorily redeemable convertible preferred stock:
  Preferred stock; $0.0001 par value, 9,816,573 and
     20,153,112 shares authorized, 9,586,573 and
     18,857,380 shares issued and outstanding, (aggregate
     liquidation preference $5,606 and $36,658) as of
     December 31, 1998 and 1999, respectively (none pro
     forma)...............................................   3,975     35,253     $     --
                                                            ------   --------
Stockholders' equity:
  Common stock, $0.0001 par value, 19,000,000 and
     30,000,000 shares authorized; 973,427 and 2,792,327
     shares issued and outstanding as of December 31, 1998
     and 1999, respectively (21,649,707 pro forma)........      --         --            2
  Additional paid-in capital..............................     280      9,301       44,552
  Stockholder note receivable.............................     (29)       (29)         (29)
  Deferred stock-based charges............................    (375)    (5,850)      (5,850)
  Accumulated deficit.....................................      --    (14,743)     (14,743)
                                                            ------   --------     --------
       Total stockholders' equity (deficit)...............    (124)   (11,321)    $ 23,932
                                                            ------   --------     ========
       Total liabilities, mandatorily redeemable
          convertible preferred stock and stockholders'
          equity..........................................  $3,907   $ 25,988
                                                            ======   ========

The accompanying notes are an integral part of the financial statements.

                               CHEMCONNECT, INC.

                            STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                         1997         1998         1999
                                                      ----------    --------    -----------
Revenues............................................  $       31    $     34    $       127
  Cost of revenues (excluding stock-based charges of
     $0, $0 and $103)...............................           2           3            516
                                                      ----------    --------    -----------
  Gross profit (loss)...............................          29          31           (389)
Operating expenses
  Technology costs (excluding stock-based charges of
     $0, $0 and $1,007).............................           1          20          4,795
  Sales and marketing (excluding stock-based charges
     of $0, $375 and $1,166)........................          10          28          3,337
  General and administrative (excluding stock-based
     charges of $0, $0 and $1,390)..................          28          78          3,097
  Stock-based charges...............................          --         375          3,666
                                                      ----------    --------    -----------
     Total operating expenses.......................          39         501         14,895
                                                      ----------    --------    -----------
Operating loss......................................         (10)       (470)       (15,284)
Interest and other income, net......................          --           5            541
                                                      ----------    --------    -----------
     Net loss.......................................  $      (10)   $   (465)   $   (14,743)
                                                      ==========    ========    ===========
Basic and diluted net loss per share................  $    (0.01)   $  (0.48)   $    (19.83)
                                                      ==========    ========    ===========
Weighted average shares used in computing basic and
  diluted net loss per share........................   1,000,000     966,094        743,511
                                                      ==========    ========    ===========
Unaudited pro forma basic and diluted net loss per
  share.............................................                            $      1.05
                                                                                ===========
Weighted average shares used in computing unaudited
  pro forma basic and diluted net loss per share....                             14,020,974
                                                                                ===========

The accompanying notes are an integral part of the financial statements.

                               CHEMCONNECT, INC.

      STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                         STOCKHOLDERS' EQUITY (DEFICIT)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                           MANDATORILY
                                                            REDEEMABLE
                                                           CONVERTIBLE
                                                         PREFERRED STOCK         COMMON STOCK       ADDITIONAL   STOCKHOLDER
                                                       --------------------   -------------------    PAID-IN        NOTE
                                                         SHARES     AMOUNT      SHARES     AMOUNT    CAPITAL     RECEIVABLE
                                                       ----------   -------   ----------   ------   ----------   -----------
BALANCE, DECEMBER 31, 1996...........................          --   $    --    1,000,000    $ --      $   11        $ --
Contributions by stockholders........................          --        --           --      --           3          --
Net loss.............................................          --        --           --      --          --          --
                                                       ----------   -------   ----------    ----      ------        ----
BALANCE, DECEMBER 31, 1997...........................          --        --    1,000,000      --          14          --
Issuance of common stock for cash....................          --        --       24,000      --          35          --
Conversion of note payable to common stock...........          --        --        4,000      --           5          --
Issuance of common stock upon exercise of warrant....          --        --        6,000      --          10          --
Contributions by stockholders........................          --        --           --      --          11          --
Conversion of common stock to Series A preferred
  stock on reorganization............................   5,686,573        75   (1,034,000)     --         (75)         --
Issuance of common stock upon exercise of stock
  options............................................          --        --      973,427      --          29         (29)
Issuance of Series B preferred stock.................   3,900,000     3,900           --      --          --          --
Deferred stock based charges.........................          --        --           --      --         750          --
Amortization of deferred stock based charges.........          --        --           --      --          --          --
Termination of Subchapter S election.................          --        --           --      --        (499)         --
Net loss.............................................          --        --           --      --          --          --
                                                       ----------   -------   ----------    ----      ------        ----
BALANCE, DECEMBER 31, 1998...........................   9,586,573     3,975      973,427      --         280         (29)
Issuance of Series B preferred stock.................     425,000       425           --      --          --          --
Issuance of Series C-1 preferred stock net of
  offering costs of $8...............................     666,667     2,325           --      --          --          --
Issuance of Series C-2 preferred stock net of
  offering costs of $100.............................   8,179,140    28,528           --      --          --          --
Issuance of options and warrants for services........          --        --           --      --         472          --
Issuance of common stock for services................          --        --       46,525      --         184          --
Issuance of common stock upon exercise of options....          --        --    1,804,375      --         217          --
Repurchase of common stock...........................          --        --      (32,000)     --          (3)         --
Deferred stock-based charges.........................          --        --           --      --       8,151          --
Amortization of deferred stock-based charges.........          --        --           --      --          --          --
Net loss.............................................          --        --           --      --          --          --
                                                       ----------   -------   ----------    ----      ------        ----
BALANCE, DECEMBER 31, 1999...........................  18,857,380   $35,253    2,792,327    $ --      $9,301        $(29)
                                                       ==========   =======   ==========    ====      ======        ====


                                                        DEFERRED
                                                       STOCK-BASED   ACCUMULATED
                                                         CHARGES       DEFICIT      TOTAL
                                                       -----------   -----------   --------
BALANCE, DECEMBER 31, 1996...........................    $    --      $    (24)    $    (13)
Contributions by stockholders........................         --            --     $      3
Net loss.............................................         --           (10)         (10)
                                                         -------      --------     --------
BALANCE, DECEMBER 31, 1997...........................         --           (34)         (20)
Issuance of common stock for cash....................         --            --           35
Conversion of note payable to common stock...........         --            --            5
Issuance of common stock upon exercise of warrant....         --            --           10
Contributions by stockholders........................         --            --           11
Conversion of common stock to Series A preferred
  stock on reorganization............................         --            --          (75)
Issuance of common stock upon exercise of stock
  options............................................         --            --           --
Issuance of Series B preferred stock.................         --            --           --
Deferred stock based charges.........................       (750)           --           --
Amortization of deferred stock based charges.........        375            --          375
Termination of Subchapter S election.................         --           499           --
Net loss.............................................         --          (465)        (465)
                                                         -------      --------     --------
BALANCE, DECEMBER 31, 1998...........................       (375)           --         (124)
Issuance of Series B preferred stock.................         --            --           --
Issuance of Series C-1 preferred stock net of
  offering costs of $8...............................       (333)           --         (333)
Issuance of Series C-2 preferred stock net of
  offering costs of $100.............................         --            --           --
Issuance of options and warrants for services........         --            --          472
Issuance of common stock for services................         --            --          184
Issuance of common stock upon exercise of options....         --            --          217
Repurchase of common stock...........................         --            --           (3)
Deferred stock-based charges.........................     (8,151)           --           --
Amortization of deferred stock-based charges.........      3,009            --        3,009
Net loss.............................................         --       (14,743)     (14,743)
                                                         -------      --------     --------
BALANCE, DECEMBER 31, 1999...........................    $(5,850)     $(14,743)    $(11,321)
                                                         =======      ========     ========

The accompanying notes are an integral part of the financial statements.

                               CHEMCONNECT, INC.

                            STATEMENTS OF CASH FLOWS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                1997        1998       1999
                                                              ---------    ------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss)................................................    $(10)      $ (465)   $(14,743)
  Adjustments to reconcile net (loss) to net cash provided
    by (used in) operating activities:
    Depreciation and amortization...........................       3            4          93
    Stock-based charges.....................................      --          375       3,666
  Cash (used in) provided by changes in:
    Accounts receivable.....................................      (7)           5         (97)
    Other current assets....................................      --           (1)       (615)
    Other assets............................................      --           --        (488)
    Accounts payable........................................      --           14       1,339
    Accrued liabilities.....................................      --           --         635
    Other liabilities.......................................      21            1          26
                                                                ----       ------    --------
      Net cash provided by (used in) operating activities...       7          (67)    (10,184)
                                                                ----       ------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment........................      (6)         (49)     (1,656)
  Proceeds from sale of property and equipment..............      --           --       1,148
  Purchase of short-term investments........................      --           --     (25,944)
  Proceeds from sale of short-term investments..............      --           --       5,345
  Web site development costs................................      --           --        (484)
                                                                ----       ------    --------
      Net cash used in investing activities.................      (6)         (49)    (21,591)
                                                                ----       ------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock....................      --           35          --
  Capital contributions from stockholders...................       3           11          --
  Proceeds from issuance of Series B preferred stock........      --        3,900         425
  Proceeds from issuance of Series C-1 preferred stock,
    net.....................................................      --           --       1,992
  Proceeds from issuance of Series C-2 preferred stock,
    net.....................................................      --           --      28,528
  Proceeds from note payable................................      --            5          --
  Proceeds from exercise of warrant and stock options.......      --           10         217
  Repurchase of common stock................................      --           --          (3)
                                                                ----       ------    --------
      Net cash provided by financing activities.............       3        3,961      31,159
                                                                ----       ------    --------
Net increase in cash and cash equivalents...................       4        3,845        (616)
Cash and cash equivalents at beginning of period............       1            5       3,850
                                                                ----       ------    --------
Cash and cash equivalents at end of period..................    $  5       $3,850    $  3,234
                                                                ====       ======    ========
SUPPLEMENTAL DISCLOSURE
  Cash paid for interest....................................    $ --       $   --    $     --
                                                                ====       ======    ========
SUPPLEMENTAL NON-CASH FINANCING AND INVESTING ACTIVITIES
  Conversion of note payable into common stock..............    $ --       $    5    $     --
                                                                ====       ======    ========
  Issuance of warrants and options for services.............    $ --       $   --    $    472
                                                                ====       ======    ========
  Deferred stock-based charges..............................    $ --       $  750    $  8,484
                                                                ====       ======    ========
  Issuance of common stock for note payable.................    $ --       $   29    $     --
                                                                ====       ======    ========
  Issuance of common stock for services.....................    $ --       $   --    $    184
                                                                ====       ======    ========

The accompanying notes are an integral part of the financial statements.

                               CHEMCONNECT, INC.

                         NOTES TO FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

 1. DESCRIPTION OF BUSINESS

     ChemConnect, Inc. (the "Company") is a business-to-business, global marketplace that brings together buyers and sellers of chemical products in order to transact business over the Internet. The ChemConnect marketplace includes the World Chemical Exchange, a neutral, secure, real-time and interactive trading exchange where members bid and offer for the purchase and sale of chemical products, and Corporate Trading Rooms, in which Corporate and Charter Members invite other trading partners to participate in private negotiating sessions.

     ChemConnect Inc., a Georgia corporation, (ChemConnect -- Georgia) was incorporated on May 28, 1996, to provide a web-based information exchange for trading of chemicals.

     ChemConnect Inc., a Delaware corporation, (ChemConnect -- Delaware) was incorporated on December 1, 1998. On December 9, 1998, ChemConnect -- Georgia merged with and into ChemConnect -- Delaware. As the merger did not result in a change in control of ChemConnect -- Georgia, there was no change in the basis of accounting at the time of the merger.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Such estimates include the valuation of deferred tax assets and the value of the Company's common stock. Actual results could differ from those estimates.

STOCK SPLIT

     On October 7, 1998, the Company's Board of Directors effected a 999-for-1 stock split in the form of a stock dividend. All share and per share information included in these financial statements have been retroactively adjusted for this stock split.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are comprised of highly liquid investments with a maturity of three months or less at the time of purchase.

SHORT-TERM INVESTMENTS

     The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards No. 115 (SFAS No. 115), Accounting for Certain Investments in Debt and Equity Securities. Short-term investments are those with original maturities greater than 90 days but less than one year. Long-term investments have original maturities greater than one year.

     SFAS No. 115 requires the classification of investments in debt and equity securities with readily determined fair values as "held-to-maturity", "available-for-sale", or "trading". The Company's policy is to protect the value of investment portfolio and to minimize principal risk by earning returns based on current interest rates. Management determines the appropriate classification of its debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Available-for-sale securities are carried at fair value, and held-to-maturity securities are stated at cost, adjusted for amortization or premiums and accretion of discounts to maturity. Unrealized gains and losses on

                               CHEMCONNECT, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

marketable securities classified as available-for-sale, when material, are reported net of related taxes as a separate component of stockholders' equity. Realized gains and losses on sales of all such investments are reported in earnings and computed using the specific identification cost method. All debt securities were classified as held-to-maturity and the aggregate fair value of debt securities did not differ materially from their carrying value at December 31, 1999.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The reported amounts of certain of the Company's financial instruments including cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities. The reported amounts of loans payable approximate fair value due to the market interest rates which these debts bear.

CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Company deposits its cash and cash equivalents with one major financial institution, which may exceed federal deposit insurance limits.

     The Company's short-term investments consist of diversified investment grade securities. The Company believes no significant concentration of credit risk exists with respect to these investments.

     With respect to accounts receivable, the Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary. At December 31, 1999, three customers accounted for 65% of accounts receivable and two customers accounted for 31% and 13% of revenues for the year then ended.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets, ranging from three to seven years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the estimated useful life of the asset, whichever is shorter. Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred. The cost and related accumulated depreciation applicable to property and equipment sold or no longer in service are eliminated from the accounts and any gain or loss is included in operations.

PRO FORMA BALANCE SHEET (UNAUDITED)

     Effective upon the closing of the Company's proposed initial public offering, subject to certain conditions as described in Note 9, the outstanding shares of Series A, Series B, Series C-1 and Series C-2 convertible preferred stock will automatically convert into 18,857,380 shares of common stock. The unaudited pro forma amounts included on the balance sheet reflect these conversions and the assumed exercise, as if they had occurred on December 31, 1999.

REVENUE RECOGNITION

     Revenues are generated primarily from transactions on the Company's trading exchange. Revenues for commissions are recognized after a buyer and a seller have agreed on and confirmed

                               CHEMCONNECT, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

the terms for a trade through the Company's service, have subsequently confirmed to the Company that they intend to consummate the transaction and when collectibility is reasonably assured.

TECHNOLOGY COSTS

     Costs incurred in the design, creation and maintenance of content, graphics and user interface of the Company's Web site are expensed as incurred in accordance with SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Costs incurred in the development of application and infrastructure of the Web site are capitalized and amortized over the useful life of the web site, which is estimated to be 2 years. Web site development costs of $484 were capitalized during the year ended December 31, 1999. No web site development costs were capitalized during prior periods. As of December 31, 1999, capitalized web site development costs, net of amortization were $423.

ADVERTISING EXPENSES

     The Company expenses the costs of advertising and promoting its services as incurred. These costs are included in sales and marketing. The Company has incurred advertising expenses of $5, $3 and $545 in 1997, 1998 and 1999, respectively.

STOCK-BASED COMPENSATION

     The Company accounts for the grant of stock options to employees in accordance with Statement of Financial Accounting Standard ("SFAS") No. 123, Accounting for Stock-Based Compensation. SFAS 123 gives companies the option to adopt the fair value method for expense recognition of employee stock options or to continue to account for stock options and stock-based awards using the intrinsic value method, as outlined under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. The Company has elected to continue to apply the intrinsic value method to account for employee stock options and discloses the pro forma effect as if the fair value method had been applied in Note 10. Expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of each individual award.

INCOME TAXES

     The Company has accounted for income taxes using an asset and liability approach which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

COMPREHENSIVE INCOME

     We have adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", effective January 1, 1998. This statement requires the disclosure of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. There are no significant components of comprehensive income excluded from net income; therefore, no separate statement of comprehensive income has been presented.

                               CHEMCONNECT, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

SEGMENT INFORMATION

     We adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 31, 1997. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 changes current practice under SFAS No. 14 by establishing a new framework on which to base segment reporting and introduces requirements for interim reporting of segment information.

     We have determined that the Company has a single reportable segment consisting of an Internet, global chemical electronic exchange for all types of chemicals and plastics. Manufacturers, buyers and intermediaries around the world use the Company's World Chemical Exchange, and Corporate Trading Rooms, open, neutral markets to find trading partners, negotiate pricing, and complete transactions online.

     Management uses one measurement of profitability and does not disaggregate its business for internal reporting. Our international operations in all periods presented have not been material to revenue or net income.

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

     Unaudited pro forma net loss per share for the year ended December 31, 1999 included in the statement of operations is computed using the weighted average number of common shares outstanding, adjusted to include the pro forma effects of the conversion of Series A, Series B and Series C-1 and Series C-2 convertible preferred stock for common stock as if such conversion had occurred on January 1, 1999 for the year ended December 31, 1999, or at the date of original issuance, if later.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. SFAS No. 133 requires that derivative instruments used to hedge be identified specifically to assets, liabilities, unrecognized firm commitments or forecasted transactions. The gains or losses resulting from changes in the fair value of derivative instruments will either be recognized in current earnings or in other comprehensive income, depending on the use of the derivative and whether the hedging instrument is effective or ineffective. SFAS No. 133, as amended, is effective for quarters beginning after June 15, 2000. The Company is currently evaluating the impact of SFAS 133 on its financial statements and related disclosures.

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This SOP provides guidance on accounting for certain costs in connection with obtaining or developing computer software for internal use and requires that entities capitalize such costs once certain criteria are met. The Company adopted SOP 98-1 as of January 1, 1999. The adoption of this SOP did not have a material effect on the Company's financial position or results of operations.

     In April 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-Up Activities. This SOP requires that entities expense start-up costs and organization costs as they are incurred. The Company adopted SOP 98-5 as of January 1, 1999. The adoption of this SOP did not have a material effect on the Company's financial position or results of operations.

                               CHEMCONNECT, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 provides guidance for revenue recognition under certain circumstances. The Company adopted the provisions of SAB 101 in the year ended December 31, 1999, and the adoption did not have a material effect on the Company's financial position or results of operations.

 3. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                             DECEMBER 31,    DECEMBER 31,
                                                 1998            1999
                                             ------------    ------------
Computer and software......................      $57             $254
Office equipment...........................        2               57
Furniture and fixtures.....................       --              159
Leasehold improvements.....................       --               96
                                                 ---             ----
                                                  59              566
Less accumulated depreciation and
  amortization.............................        8               40
                                                 ---             ----
                                                 $51             $526
                                                 ===             ====

     Depreciation and amortization expense for the years ended December 31, 1997, 1998 and 1999 was $3, $4 and $32 respectively.

 4. ACCRUED LIABILITIES

     The following table presents the detailed categories of the Company's accrued liabilities that, on an individual basis, exceed five percent of total current liabilities:

                                                              DECEMBER 31,
                                                             --------------
                                                             1998      1999
                                                             ----      ----
Accrued payroll............................................  $--       $281
Accrued vacation...........................................   --        166
Other......................................................   --        188
                                                             ---       ----
                                                             $--       $635
                                                             ===       ====

 5. EQUIPMENT LEASE LINE

     In May and November 1999, the Company entered into an agreement with a financial institution, which provides for lines of credit, under a master sale and leaseback agreement, for purchases up to $700 and $500 respectively. The lines are repayable in 36 equal monthly payments. As of December 31, 1999, $572 and $464 were outstanding under the lines.

 6. COMMITMENTS

     The Company leases office space and computer and office equipment under non-cancelable operating leases with initial remaining terms of one year or more.

                               CHEMCONNECT, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     Operating lease rental expense for the years ended December 31, 1997, 1998 and 1999, amounted to $6, $2 and $423, respectively. The following is a schedule of future minimum lease payments under all operating leases through December 31 of each of the following years:

2000........................................................  $  930
2001........................................................     898
2002........................................................     408
                                                              ------
                                                              $2,236
                                                              ======

 7. INCOME TAXES

     The Company has incurred losses from inception through December 31, 1999. Management believe that, based on its history of losses and other factors, the weight of available evidence indicates it is more likely than not that the Company will not be able to realize its deferred tax assets. Thus, a full valuation reserve has been recorded at December 31, 1998 and 1999. The Company's net deferred tax asset is comprised as follows:

                                             DECEMBER 31,    DECEMBER 31,
                                                 1998            1999
                                             ------------    ------------
Net operating loss carryforwards...........      $ 1           $ 3,896
Accrued to cash conversion.................        4               544
Deferred compensation......................       --               188
Other......................................       --                18
                                                 ---           -------
Deferred tax assets........................        5             4,646
Less valuation allowance...................       (5)           (4,646)
                                                 ---           -------
Net deferred tax assets....................      $--           $    --
                                                 ===           =======

     As of December 31, 1999, the Company has net operating loss carryforwards of $10,159 for federal and sate tax purposes. If not used, the federal losses will expire in 2018 through 2019. The state losses will expire in 2003 through 2004. Due to changes in the Company's ownership during 1999 and prior years, the amount of net operating losses available to offset future income tax liabilities may be limited. The amount of such limitation, if any, has not been determined.

     The effective income tax rate differs from the federal statutory income tax rate of 34% primarily as a result of state income taxes and the change in the valuation allowance. The difference between the Company's effective income tax rate and the Federal statutory rate is reconciled below:

                                                               1998      1999
                                                              ------    ------
Provision at Federal Rate...................................  (34.00)%  (34.00)%
State tax, net of Federal benefit...........................   (5.83)    (5.83)
Stock based compensation....................................   15.62      7.97
Other.......................................................      --      0.14
Valuation allowance.........................................   24.21     31.72
                                                              ------    ------
Net tax provision...........................................    0.00%     0.00%
                                                              ======    ======

     No benefit for federal and state income tax is reported in the financial statements for the year ended December 31, 1997 as the company had elected to be taxed as an S corporation. Therefore, the federal and state effects of the Company's results of operations were recorded by the shareholders in their respective income tax returns. On December 16, 1998, the Company revoked its

                               CHEMCONNECT, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

S status. Accordingly, the provision for income tax reported in the financial statements reflects activity from December 16, 1999 forward.

     In 1997, earnings per share on a pro forma basis, assuming the Company had not elected to be taxed as an S corporation, would not differ from the historical amounts included in the statements of operations.

 8. NET LOSS PER SHARE

     Net loss available to common stockholders and weighted average shares outstanding are the same for both basic and diluted earnings per share calculations for all periods presented. The fully diluted per share calculation for all periods presented excludes issued options as they are antidilutive.

     Antidilutive securities which are excluded from the diluted net loss per share calculation are as follows:

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                             -------------------------------
                                                             1997      1998          1999
                                                             ----    ---------    ----------
Mandatorily redeemable convertible preferred stock.........   --     9,586,573    18,857,380
Common stock options.......................................   --            --     1,098,875
Common stock warrants......................................   --            --     1,562,490
                                                              --     ---------    ----------
                                                              --     9,586,573    21,518,745
                                                              ==     =========    ==========

 9. PREFERRED STOCK AND COMMON STOCK

     At December 31, 1999, the Company had authorized 30,000,000 shares and 20,153,112 shares of common and preferred stock, respectively. Of the 20,153,112 authorized shares of preferred stock, the Company has designated 5,686,573 shares as Series A preferred stock, 4,346,539 shares as Series B preferred stock, 1,900,000 shares as Series C-1 preferred stock and 8,220,000 shares as Series C-2 preferred stock.

VOTING RIGHTS

     Preferred stockholders receive one vote for each share of common stock into which the preferred shares are convertible.

LIQUIDATION PREFERENCE

     In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or merger or consolidation of the Company with or into another corporation, the holders of the Series B, Series C-1 and Series C-2 preferred stock are entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of Series A preferred stock and common stock, the amount of $1.00, $3.00 and $3.50, respectively, per share, plus an amount equal to all declared but unpaid dividends on such shares. If, upon occurrence of such event, these assets and funds distributed among the holders of the preferred stock are insufficient to permit the payment to such holders of the full preferential amount to which each series is entitled, then the entire assets and funds of the Company legally available for distribution are to be distributed ratably among the holders of the Series B, Series C-1 and Series C-2 preferred stock in proportion to the full liquidation preference to which each such holder is entitled.

                               CHEMCONNECT, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     After completion of the required distribution to the holders of the Series B, Series C-1 and Series C-2 preferred stock, the holders of the Series A preferred stock are entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock, an amount of $0.30 per share, plus an amount equal to declared but unpaid dividends on such shares.

     After completion of the required distribution to the holders of the preferred stock, the holders of the preferred stock and common stock are entitled to receive the remaining assets of the Company in proportion to the number of shares of common stock which would be held by each such holder if all shares of preferred stock then held by each such holder were converted into common stock at the then effective Conversion Prices (as defined).

CONVERSION

     Each share of preferred stock is convertible into shares of common stock at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. At December 31, 1999, the conversion rate is one share of common stock for each share of preferred stock.

     Each share of preferred stock will automatically convert into shares of common stock at the then effective conversion rate in the event of the closing of an underwritten public offering of the Company's securities in which the aggregate gross proceeds to the Company exceeds $20,000 and the offering price per share exceeds $5.85, or when the Company obtains the consent of a majority of the outstanding shares of preferred stock.

DIVIDENDS

     Holders of Series A, Series B, Series C-1 and Series C-2 preferred stock are entitled to receive noncumulative dividends at an annual rate of $0.02 per share, $0.08 per share, $0.24 per share, and $0.28 per share, respectively, payable when and if declared by the Company's Board of Directors. The Company may not pay a dividend on its common stock until Series A, B, C-1, and C-2 preferred stock dividends have been paid. No dividends on preferred stock or common stock have been declared by the Board of Directors from inception through December 31, 1999.

WARRANTS

     In connection with the equipment lease line (see Note 5), the Company issued warrants in May and November 1999, that entitles the holder to purchase 21,539 shares of Series B preferred stock and 5,714 of Series C-2 preferred stock at an exercise price of $1.30 and $3.50 per share, respectively. The Series B warrant is exercisable until April 30, 2006 and the Series C-2 warrant is exercisable until October 31, 2006. The fair value of the warrants of $1.28 and $2.09 per share, respectively, was estimated using the Black-Scholes pricing model with the following weighted average assumptions; risk free interest rate of 4.3%, expected life of 1 year, expected dividend rate of 0%, and volatility of 80%, and the total amount of $39 is included in stock-based charges.

     In August 1999, the Company issued a warrant to a consultant in connection with the number of Members investing in the Company. The warrant entitles the holder to purchase 5 percent (as defined) of the Company's issued common stock and convertible securities at an exercise price of $0.35. The warrant becomes exercisable upon the earlier of the filing of a registration statement in connection with the Company's first underwritten public offering, the date of an agreement to sell or transfer substantially all of the Company's assets or August 9, 2000. The warrant will remain exercisable until the earlier of the date of the closing of the Company's first underwritten public

                               CHEMCONNECT, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

offering or September 30, 2000. The fair value of the warrant of $11.65 per share was determined and recorded in March 2000, and the total amount of $18.2 million is being amortized over a two year period, and included in stock-based charges. The fair value of the warrant was estimated using the Black-Scholes pricing model with the following weighted average assumptions; risk free interest rate of 5%, contractual life of 0.5 years, expected dividend rate of 0%, and volatility of 80%.

10. STOCK OPTIONS

STOCK OPTION PLANS

     In December 1998, the Company adopted the 1998 Stock Plan which provides for the issuance of stock options and stock awards to employees, directors, consultants and advisors, which are granted at prices determined by the Board of Directors. The options granted are exercisable in accordance with a vesting schedule, not to exceed four years. Certain executives hold options that contain limited accelerated vesting, as defined, in the event of an initial public offering or sale of the Company.

     The following is a summary of stock plan activity:

                                                              OPTIONS OUTSTANDING
                                        SHARES     -----------------------------------------
                                      AVAILABLE    NUMBER OF    AGGREGATE   WEIGHTED AVERAGE
                                      FOR GRANTS     SHARES       PRICE      EXERCISE PRICE
                                      ----------   ----------   ---------   ----------------
Share authorized under the 1998
  Plan..............................   3,313,427
Granted.............................    (973,427)     973,427     $  29          $0.03
Exercised...........................          --     (973,427)      (29)         $0.03
                                      ----------   ----------     -----
Balance, December 31, 1998..........   2,340,000           --        --             --
Additional shares authorized........   1,000,000
Granted.............................  (2,908,250)   2,908,250       553          $0.19
Cancelled...........................      10,000      (10,000)       (1)         $0.10
Stock awards........................     (26,525)
Exercised...........................          --   (1,799,375)     (217)         $0.12
                                      ----------   ----------     -----
Balance, December 31, 1999..........     415,225    1,098,875     $ 335          $0.30
                                      ==========   ==========     =====

                                        OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
                   -------------------------------------------------------------   ------------------------------------
                        NUMBER            WEIGHTED AVERAGE                              NUMBER
    RANGE OF        OUTSTANDING AT           REMAINING              WEIGHTED        EXERCISABLE AT         WEIGHTED
    EXERCISE         DECEMBER 31,         CONTRACTUAL LIFE          AVERAGE          DECEMBER 31,          AVERAGE
      PRICE              1999                  (YRS)             EXERCISE PRICE          1999           EXERCISE PRICE
-----------------  -----------------   ----------------------   ----------------   -----------------   ----------------
      $0.10              169,875                9.45                 $0.10               169,875            $0.10
      $0.35              929,000                9.75                 $0.35               929,000            $0.35
-----------------  -----------------   ----------------------   ----------------   -----------------   ----------------
$0.10   -   $0.35      1,098,875                9.70                 $0.30             1,098,875            $0.30
=================  =================   ======================   ================   =================   ================

     In addition, during the year ended December 31, 1999, the Company granted 5,000 options outside of the 1998 Plan, at an exercise price of $0.35 per share. These options were exercised during 1999.

     The following information covering the Company's stock option plans is provided in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. The Company accounts for the plan in accordance with APB No. 25 and related Interpretations.

                               CHEMCONNECT, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The fair value of each option grant has been estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants in 1998 and 1999:

                                                       1998          1999
                                                     ---------    -----------
Risk-free interest rates...........................    4.30%      4.5% - 5.75%
Expected life......................................  1.5 years     3.0 years
Expected dividends.................................     0%            0%
Volatility.........................................     80%           80%

     The weighted average fair value of those options granted in 1998 and 1999 was $0.77 and $3.03, respectively.

     The following pro forma information has been prepared following the provisions of SFAS No. 123:

                                                       YEARS ENDED DECEMBER 31,
                                                     ----------------------------
                                                      1997      1998       1999
                                                     ------    ------    --------
Net loss
  As reported......................................  $  (10)   $ (465)   $(14,743)
                                                     ------    ------    --------
  Pro forma........................................  $  (10)   $ (465)   $(14,858)
                                                     ------    ------    --------
Earnings per share
  Basic and diluted
     As reported...................................  $(0.01)   $(0.48)   $ (19.83)
                                                     ------    ------    --------
     Pro forma.....................................  $(0.01)   $(0.48)   $ (19.98)
                                                     ------    ------    --------

11. RELATED PARTY TRANSACTIONS

     As at December 31, 1999, the Company has loans to officers of $300. These notes bear annual interest rates from 4.5% to 5.6% and the entire principal amounts will become payable in 3 to 5 years.

     The Company receives transaction fee revenue from certain stockholders of the Company. These fees amount to $0, $0 and $43 for the years ended December 31, 1997, 1998 and 1999, respectively. As of December 31, 1998 and 1999, $0 and $42 was receivable from these stockholders, respectively.

12. SUBSEQUENT EVENTS (UNAUDITED)

     The Company's Board of Directors approved, in January, February and March 2000, 400,000 and 290,300 options at $0.35 per share and 1,306,450 options at
$0.75 per share, respectively.

     In February and March 2000, the Company received $72.0 million through the issuance of 9,046,485 shares of Series D convertible preferred stock and 5,475,129 shares of common stock at a purchase price of $7.50 per share, and $0.75 per share, respectively, to various strategic investors and Charter Members. In connection with the issuance of the common stock, the Company recorded a deferred charge of $32.8 million in March 2000, which is being amortized over a two year period, and included in stock-based charges.

     In March 2000, the Company's Board of Directors adopted the Employee Stock Purchase Plan of 750,000 authorized shares, the Director Option plan of 500,000 authorized shares and the Equity Incentive Plan of 2,500,000 authorized shares.

----------------------------------------------------------
----------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                                          Page
Prospectus Summary......................    3
Risk Factors............................    8
Special Note Regarding Forward-Looking
  Statements............................   22
Use of Proceeds.........................   22
Dividend Policy.........................   22
Capitalization..........................   23
Dilution................................   24
Selected Financial Data.................   25
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   27
Business................................   34
Management..............................   48
Related Party Transactions..............   61
Principal Stockholders..................   64
Description of Capital Stock............   66
Shares Eligible for Future Sale.........   68
Underwriting............................   71
Legal Matters...........................   73
Experts.................................   73
Additional Information..................   73
Index to Financial Statements...........  F-1

                           -------------------------
     Through and including             , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------
                                               Shares

                               CHEMCONNECT, INC.

                                  Common Stock
                           -------------------------

                                     [LOGO]

                           -------------------------
                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                               ROBERTSON STEPHENS

                            WILLIAM BLAIR & COMPANY

                      Representatives of the Underwriters
----------------------------------------------------------
----------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by ChemConnect, Inc. in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee and the Nasdaq National Market listing fee.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
SEC registration fee........................................   $ 21,120
NASD filing fee.............................................      8,500
Nasdaq National Market listing fee..........................
Printing and engraving expenses.............................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Blue Sky qualification fees and expenses....................
Transfer Agent and Registrar fees...........................
Miscellaneous fees and expenses.............................
                                                               --------
     Total..................................................   $
                                                               ========

---------------
* to be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article IX of our Certificate of Incorporation (Exhibit 3.1 hereto) and Article VII of ChemConnect's Bylaws (Exhibit 3.3 hereto) provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, we have entered into Indemnification Agreements (Exhibit 10.12 hereto) with our officers and directors. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among ChemConnect and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since March 31, 1997, we have issued and sold the following securities:

         1. On December 15, 1998, we issued 5,686,573 shares of our Series A preferred stock to five individuals, the former stockholders of ChemConnect, Inc., a Georgia corporation, in return for their common stock of the Georgia corporation in connection with the recapitalization and reincorporation.

         2. In December 1998 and February, March and June 1999, we issued and sold 4,325,000 shares of our Series B preferred stock at a price of $1.00 per share to a group of investors under a stock purchase agreement.

         3. On May 5, 1999, we issued a warrant to purchase up to 21,539 shares of our Series B preferred stock with an exercise price of $1.30 per share to Lighthouse Capital Partners II, L.P. pursuant to a master equipment lease agreement.

         4. On July 3, 1999, we issued and sold 5,000 shares of our common stock at a price of $0.10 per share to Susan Shay pursuant to a stock purchase agreement.

         5. In July 1999, we issued and sold 666,667 shares of our Series C-1 preferred stock at a price of $3.00 per share to Chemical Week Ventures, LLC pursuant to a stock purchase agreement.

         6. In July, August, September and December 1999, we issued and sold 8,179,140 shares of our Series C-2 preferred stock at a price of $3.50 per share to a group of investors under a stock purchase agreement.

         7. On August 25 1999, we issued a warrant to purchase shares of our common stock with an exercise price of $0.35 per share to Anderson Consulting LLP pursuant to a warrant purchase agreement. Anderson Consulting LLP may purchase a number of shares of our common stock equal to the product of (a) the number of shares equal to five percent of our outstanding common stock on the date of exercise, less 285,715 shares, and
     (b) the quotient obtained by dividing (x) the number of our charter members, not to exceed seventeen, by (y) seventeen.

         8. On November 8, 1999, we issued and sold 20,000 shares of our common stock at a price of $0.35 per share to Chemical Market Associates, Inc. pursuant to a stock purchase agreement.

         9. On November 8, 1999, we issued a warrant to purchase up to 15,000 shares of our common stock with an exercise price of $0.35 per share to Chemical Market Associates, Inc. pursuant to a warrant purchase agreement. The warrant was subsequently exercised and we issued 3,000 shares thereunder.

         10. On November 8, 1999, we issued a warrant to purchase up to 10,000 shares of our common stock to Chemical Market Associates, Inc. pursuant to a warrant purchase agreement. Upon exercise, the exercise price shall be the fair market value of our common stock on the closing of our first underwritten public offering.

         11. In November, 1999, we issued a warrant to purchase up to 5,714 shares of our Series C-2 preferred stock with an exercise price of $3.50 per share to Lighthouse Capital Partners III, L.P.

         12. In February and March 2000, we issued and sold 9,046,485 shares of our Series D preferred stock at a price of $7.50 per share to a group of investors under a stock purchase agreement.

         13. In February and March 2000, we issued and sold 5,475,129 shares of our common stock at a price of $0.75 per share to a group of investors under a stock purchase agreement.

         14. As of March 31, 2000, we have granted stock options to purchase a total of 5,778,427 shares of common stock at exercise prices ranging from $0.03 to $0.75 per share to a total of 153 employees, consultants and directors pursuant to our 1998 Stock Plan.

     The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering. In addition, certain issuances described in number 14 were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

NUMBER                           DESCRIPTION
------                           -----------
 1.1     Form of Underwriting Agreement.
 3.1     Amended and Restated Certificate of Incorporation of
         ChemConnect.
 3.2*    Amended and Restated Certificate of Incorporation of
         ChemConnect (proposed).
 3.3*    Amended and Restated Bylaws of ChemConnect.
 3.4*    Amended and Restated Bylaws of ChemConnect (proposed).
 4.1*    Specimen Stock Certificate.
 4.2     Amended and Restated Investor Rights Agreement.
 4.3     Letter Agreement between AC II Technology (ACTII) B.V.,
         Anderson Consulting and Registrant dated August 25, 1999.
 4.4     Series B Preferred Stock Warrant to Lighthouse Capital
         Partners II, L.P.
 4.5     Series C-2 Preferred Stock Warrant to Lighthouse Capital
         Partners III, L.P.
 4.6     Common Stock Warrant to Chemical Market Associates, Inc.
 4.7     Stock Restriction Agreement between James A. Hall Jr. and
         Registrant dated December 15, 1998.
 4.8     Stock Restriction between John F. Beasley and Registrant
         dated December 15, 1998.
 5.1     Form of Opinion of Gunderson Dettmer Stough Villeneuve
         Franklin & Hachigian, LLP.
10.1     Lease between Houston Office 90, Inc. and Registrant, as
         amended September 14, 1999.
10.2     Lease between Wisma Development PTE Ltd. and Registrant
         dated December 7, 1999.
10.3     Lease between Chadds Ford West Associates and Registrant
         dated February 11, 2000.
10.4     Sublease between Compaq Computer Corporation and Registrant dated February 26, 1999.
10.5     Lease between OTR as Nominee for the State Teachers
         Retirement Board of Ohio and Registrant dated September 20,
         1999.
10.6     Master Equipment Lease between Lighthouse Capital Partners
         II, L.P. and Registrant dated May 5, 1999.
10.7     Master Equipment Lease between Lighthouse Capital Partners
         III, L.P. and Registrant dated November 4, 1999.
10.8     1998 Stock Plan.
10.9*    2000 Equity Incentive Plan.
10.10*   2000 Director Option Plan.
10.11*   2000 Employee Stock Purchase Plan.
10.12    Form of Indemnification Agreement.
23.1     Consent of PricewaterhouseCoopers, LLP, Independent
         Accountants.
23.2     Consent of Counsel. Reference is made to Exhibit 5.1.
24.1     Power of Attorney. Reference is made to page II-5.
27.1     Financial Data Schedule.

-------------------------
 * To be supplied by amendment.

** Confidential treatment requested as to certain portions of this Exhibit.

     (b) Financial Statement Schedules

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, State of California on April 3, 2000.

                                          CHEMCONNECT, INC.

                                          By:     /s/ JOHN F. BEASLEY
                                            ------------------------------------
                                              John F. Beasley
                                              Chairman of the Board and
                                              Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, John F. Beasley and Philip J. Ringo, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said registration statement.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                 /s/ JOHN F. BEASLEY                     Chairman of the Board and       April 3, 2000
-----------------------------------------------------     Chief Executive Officer
                   John F. Beasley                     (Principal Executive Officer)

                 /s/ ROBERT E. DRURY                      Chief Financial Officer        April 3, 2000
-----------------------------------------------------    (Principal Financial and
                   Robert E. Drury                          Accounting Officer)

                 /s/ PHILIP J. RINGO                    President, Chief Operating       April 3, 2000
-----------------------------------------------------      Officer and Director
                   Philip J. Ringo

                  /s/ THOMAS BARUCH                              Director                April 3, 2000
-----------------------------------------------------
                    Thomas Baruch

             /s/ CHRISTOPHER J. SCHAEPE                          Director                April 3, 2000
-----------------------------------------------------
               Christopher J. Schaepe

                 /s/ WILLIAM P. TAI                              Director                April 3, 2000
-----------------------------------------------------
                   William P. Tai

               /s/ J. LAWRENCE WILSON                            Director                April 3, 2000
-----------------------------------------------------
                 J. Lawrence Wilson

                                 EXHIBIT INDEX

NUMBER                           DESCRIPTION
------                           -----------
 1.1     Form of Underwriting Agreement.
 3.1     Amended and Restated Certificate of Incorporation of
         ChemConnect.
 3.2*    Amended and Restated Certificate of Incorporation of
         ChemConnect (proposed).
 3.3*    Amended and Restated Bylaws of ChemConnect.
 3.4*    Amended and Restated Bylaws of ChemConnect (proposed).
 4.1*    Specimen Stock Certificate.
 4.2     Amended and Restated Investor Rights Agreement.
 4.3     Letter Agreement between AC II Technology (ACTII) B.V.,
         Anderson Consulting and Registrant dated August 25, 1999.
 4.4     Series B Preferred Stock Warrant to Lighthouse Capital
         Partners II, L.P.
 4.5     Series C-2 Preferred Stock Warrant to Lighthouse Capital
         Partners III, L.P.
 4.6     Common Stock Warrant to Chemical Market Associates, Inc.
 4.7     Stock Restriction Agreement between James A. Hall Jr., and
         Registrant dated December 15, 1998.
 4.8     Stock Restriction between John F. Beasley and Registrant
         dated December 15, 1998.
 5.1     Form of Opinion of Gunderson Dettmer Stough Villeneuve
         Franklin & Hachigian, LLP.
10.1     Lease between Houston Office 90, Inc. and Registrant, as
         amended September 14, 1999.
10.2     Lease between Wisma Development PTE Ltd. and Registrant
         dated December 7, 1999.
10.3     Lease between Chadds Ford West Associates and Registrant
         dated February 11, 2000.
10.4     Sublease between Compaq Computer Corporation and Registrant dated February 26, 1999.
10.5     Lease between OTR as Nominee for the State Teachers
         Retirement Board of Ohio and Registrant dated September 20,
         1999.
10.6     Master Equipment Lease between Lighthouse Capital Partners
         II, L.P. and Registrant dated May 5, 1999.
10.7     Master Equipment Lease between Lighthouse Capital Partners
         III, L.P. and Registrant dated November 4, 1999.
10.8     1998 Stock Plan.
10.9*    2000 Equity Incentive Plan.
10.10*   2000 Director Option Plan.
10.11*   2000 Employee Stock Purchase Plan.
10.12    Form of Indemnification Agreement.
23.1     Consent of PricewaterhouseCoopers, LLP, Independent
         Accountants.
23.2     Consent of Counsel. Reference is made to Exhibit 5.1.
24.1     Power of Attorney. Reference is made to page II-5.
27.1     Financial Data Schedule.

-------------------------
 * To be supplied by amendment.

** Confidential treatment requested as to certain portions of this Exhibit.